UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

WIND POWER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3511	30-0591910
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Wind Power Holdings, Inc.

29 Pitman Road

Barre, Vermont 05641

(802) 461-2955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Troy C. Patton

Wind Power Holdings, Inc.

President and Chief Executive Officer

29 Pitman Road

Barre, Vermont 05641

(802) 461-2955

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Elliot J. Mark

Vice President and General Counsel

Wind Power Holdings, Inc.

29 Pitman Road

Barre, Vermont 05641

(802) 461-2955

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of a “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Wind Power Holdings, Inc. is filing this General Form for Registration of Securities on Form 10, which we refer to as the Registration Statement, to register its common stock, par value $0.01 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Unless otherwise mentioned or unless the context requires otherwise, when used in this Registration Statement, Wind Power Holdings, Inc., or WPHI, and its wholly-owned subsidiary, Northern Power Systems, Inc., or Northern, are herein collectively referred to as the “Company.”

On December 7, 2013, we signed an engagement letter with Beacon Securities Limited, or Beacon, under which Beacon agreed to act as our agent to complete a private placement offering of our equity securities to raise aggregate gross proceeds of approximately $20 to $25 million. On January 15, 2014, we signed a letter of intent to be acquired by Mira III Investment Corp., or Mira III, a Canadian capital pool company, in a reverse takeover transaction. Upon completion of the transaction, we will become a wholly-owned subsidiary of Mira III, but our business will become Mira III’s operating business and our directors and officers will become Mira III’s directors and officers. Mira III also will succeed to our status as a reporting company under the Exchange Act pursuant to this Registration Statement, which will permit us to continue to prepare our financial statements in accordance with U.S. generally accepted accounting principles. Mira III’s common stock is currently listed for trading on the TSX Venture Exchange under the symbol MRQ.P, with its trading halted on January 16, 2014, at the request of Mira III pending material news. On March 17, 2014, we closed on the above-referenced private placement for gross proceeds of $22.3 million. The proceeds have been placed in escrow until our anticipated closing in April 2014. On March 31, 2014, we executed a definitive merger agreement with Mira III, and received conditional approval for the listing of Mira III’s common stock on the Toronto Stock Exchange. On that same date, the TSX Venture Exchange approved Mira III’s filing statement which describes the foregoing transactions in detail. This document is available on SEDAR, the Canadian electronic filing system. Closing of the acquisition by Mira III remains contingent upon, among other things, approval by our stockholders and by the stockholders of Mira III, and final approval by the Toronto Stock Exchange and the TSX Venture Exchange. Upon the closing of the acquisition, the equity securities issued to the private placement investors will be automatically exchanged for shares of Mira III common stock. Also upon the closing of the acquisition, all of our outstanding common stock will be exchanged for common stock of Mira III, and all of our outstanding senior secured convertible notes will be converted into common stock of Mira III. The exchange ratio for the common stock and the conversion ratio for the convertible notes was based upon the price of our securities issued in the above-referenced private placement. The resulting issuer shares will be listed for trading on the TSX under the symbol NPS. The reverse takeover transaction is referred to in this Registration Statement as the “Acquisition” and the private placement is referred to as the “Private Placement.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act. We are also a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As such, we may elect to comply with certain reduced public company reporting requirements in future reports that we file with the United States Securities and Exchange Commission, or the SEC. For implications of our status as smaller reporting company and as an emerging growth company, please see the section titled “Risk Factors” in Item 1A. of this Registration Statement.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. You can generally identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition or results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this Registration Statement. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward-looking statements. Forward-looking statements contained in this Registration Statement include statements about:

•	our expectations related to our ability to complete the Private Placement and the Acquisition and our use of proceeds from the Private Placement;

•	our ability to compete with other companies that are developing or selling products and services that are competitive with ours;

•	our ability to grow our active customer base;

•	our plans to continue to invest in and develop technology and services for our markets;

•	our ability to establish new marketing partnerships;

•	our ability to expand into new markets;

•	our ability to acquire and integrate new businesses and technologies;

•	the timing of expected introductions of new or enhanced services;

•	our ability to attract and retain key personnel; and

•	other factors discussed elsewhere in this Registration Statement.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Registration Statement. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Registration Statement may not occur.

The forward-looking statements made in this Registration Statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This Registration Statement also contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that these third-party sources referred to in this Registration Statement are reliable, we have not independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this Registration Statement, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this Registration Statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Our Internet website address is http://www.northernpower.com. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

Item 1.	Business.

Company Overview

We are a growing provider of advanced technology for the renewable energy sector. We design, manufacture and service next-generation Permanent Magnet Direct-Drive wind turbines for the distributed wind market, and we license our existing and evolving utility-scale wind turbine platform to large manufacturers on a global basis. We also provide engineering and development services for a wide variety of energy applications, including energy storage, microgrids, generators, power conversion systems, advanced drive-train development, and wind and marine turbine solutions. With origins dating back to 1974 and new turbine development starting in 1977, we have almost 40 years of experience in developing advanced, innovative wind turbines, as well as technology for other clean energy generation applications.

Our Permanent Magnet Direct-Drive wind turbine technology is based on a simplified architecture that utilizes a unique combination of a permanent magnet generator and direct-drive design. This approach uses fewer moving parts and we believe it delivers higher energy capture compared to traditional geared turbines, and provides increased reliability due to reduced maintenance and downtime costs.

Since the introduction of our advanced technology turbines in late 2008, we have sold over 400 of our 60 kW and 100 kW distributed wind turbines, and shipped more than 300 of such units which have run for an aggregate of over 4 million hours. We have also manufactured and commissioned two prototype 2.3 MW utility-class wind turbines which have several years of cumulative successful operation experiencing availability in excess of 95%. We have successfully licensed our utility-class technology, on a non-exclusive basis, to a China-based company (China First Heavy Industries) and have entered into a strategic partnership with a Brazilian-based company (WEG Equipamentos Elétricos S.A., or WEG).

We currently focus our product sales on the distributed wind market (also called the small wind market), which the American Wind Energy Association defines as turbines of 100 kW or smaller. Based on the number of turbines sold and installed to date, we consider ourselves a leader in the larger turbine segment of this market, which comprises turbines ranging from 50 kW to 100 kW. Our customers in this market are varied, including build-own-operate, or BOO, investors, farmers, schools, military installations, remote villages, and businesses. As WEG and other strategic partners build utility-scale turbines based on our design or technology, we intend to offer those turbines for sale through a direct sales force. Our strategy is to continue to grow our leadership position in the expanding distributed wind market while seeking to become a niche supplier in the established utility wind market.

In addition to wind turbine development, our experienced engineering team develops and licenses products and technology for a variety of energy-related applications. Customers have included other companies in the wind industry, marine turbine suppliers, major equipment manufacturers, and microgrid providers. Our revenues in this segment of our business consist of engineering fees, license fees and/or royalties, depending on the particular project. We intend to continue to enter into strategic partnerships that take advantage of the capabilities of large manufacturing companies to build and sell wind turbines based on our designs and technology.

Company History

We began our current operations in August 2008 as the result of the acquisition of the wind power assets of an energy company in a bankruptcy reorganization. The acquired assets included over 30 years of technology and know-how for the design, manufacture, and marketing for a range of wind turbines from 60 kW to approximately 0.5 MW. The original Northern Power Systems, or Old Northern, started in 1974 as North Wind Power Company, or North Wind, in Warren, Vermont. In 1978, North Wind was awarded a U.S. Department of Energy contract to develop a high-reliability 2 kW wind turbine for the growing telecommunications market. The resulting small wind turbine developed by North Wind soon gained international market acceptance as one of the most rugged, high-reliability wind turbines available. North Wind sold over 600 of these small wind turbines during approximately 20 years of production. North Wind and Old Northern wind turbines have been installed in over 40 countries on all seven continents, with many still operational today.

In 1999, Old Northern began development of a 100 kW wind turbine under a series of cost-share contracts with the U.S. Department of Energy and the National Aeronautics and Space Administration. This turbine was specifically designed to function in the harsh winters of Alaska and was installed in remote villages with unreliable or expensive access to electricity. As part of another U.S. Department of Energy contract, Old Northern designed an advanced platform utilizing a permanent magnet direct drive generator. A 1.5 MW generator was constructed and tested at the National Renewable Energy Laboratory, facility in Boulder, Colorado and proved the feasibility of such design. Combining this generator technology with the then-existing 100 kW wind turbine design, Old Northern introduced a new 100 kW Permanent Magnet Direct-Drive wind turbine. Subsequent to the 2008 acquisition, we further developed and commercialized this turbine, and introduced a 60 kW version in the spring of 2013.

Starting in 2009, we also invested in the development of a utility scale wind turbine, and we originally intended to be a direct manufacturer of utility-class turbines. In 2011, our utility-class business was adversely impacted by the U.S. Department of Energy’s decision to put our application for support under its 1703 loan guarantee program on indefinite hold. This decision curtailed our ability to have federal loan support to develop a $40 million wind farm in Michigan which would have included 13 of our utility-class turbines. Cancelling the loan guarantee contributed in part to our decision to restructure our business and our management team, and recast the strategic direction from manufacturing utility-class turbines to pursuing license and technology development contracts. We did complete a certified design for our 2.3 MW turbine with a 93-meter rotor, and installed two prototypes of this turbine at a Michigan wind farm, one in January 2011 and the second in August 2011. Those turbines continue to operate at commercial availability in excess of 95%.

We have invested more than $100 million to develop, manufacture and license our utility-class turbine platform and to expand our distributed wind turbine business.

Corporate Structure

The following organizational chart illustrates our corporate structure:

To accomplish the Acquisition, a wholly-owned subsidiary of Mira III will merge with and into Wind Power Holdings, Inc., with Wind Power Holdings, Inc. being the surviving entity. Immediately thereafter and as part of an integrated transaction, Wind Power Holdings, Inc. will merge with and into Mira Subco LLC, a wholly-owned subsidiary of Mira III, with Mira Subco LLC being the surviving entity. This entity will then change its name to Wind Power Holdings LLC. Upon the completion of the Acquisition, Mira III will own all of our issued and outstanding shares of common stock. As a result of the Acquisition, our stockholders will become stockholders of Mira III, which will then change its name to Northern Power Systems Corp.

The following organizational chart illustrates our intended corporate structure after the completion of the Acquisition:

Our Solutions

Our operations are divided into: three operating business lines, namely product sales and service, technology licensing, and technology development; plus our shared service functions.

Product Sales and Service

Our wind turbines are generating electricity in Italy, Great Britain, Northern Ireland, Canada, the Bahamas, the U.S. Virgin Islands and 24 U.S. states. We have developed two wind turbine platforms for the distributed wind market which we manufacture and sell on a global basis. Our 100 kW and 60 kW turbines, which we market under the names NPS 100 and NPS 60, are designed for municipalities, schools, commercial farms, and business campuses, both in rural and urban areas. The NPS 100-21 with a 21-meter rotor is designed for high wind sites and is also available in an Arctic version for lower temperatures. The NPS 100-24 has a 24-meter rotor which is designed to deliver optimal power generation in low to moderate wind speeds. For the European market, we offer the NPS 60 turbine that also is designed to capture more energy at lower wind speeds, but is targeted at markets where grid connection capacity is a constraint. The NPS 60 is fully certified to the Italian CEI 0-21 interconnection standard. All of our distributed wind turbines are available with three different tower heights to maximize the benefits from siting conditions and comply with permitting requirements. Due in part to the feed-in-tariffs currently in effect in Italy and the United Kingdom, our sales of distributed wind turbines in the European market increased from 43 units in 2012 to 143 units in 2013.

In remote, off-grid locations where a connection to the utility grid is unavailable, unreliable or cost-prohibitive, we offer hybrid power systems which combine a wind turbine with an energy source such as a diesel generator, battery, or photovoltaic system. We believe that we have the largest installed base of integrated wind-diesel generation platforms in the world, with installations in Alaska, the Caribbean and Italy.

In the utility wind market, we have designed, built and sold two 2.3 MW turbines that we market under the name NPS 2.3, and which are operating at a wind farm in Michigan. This turbine has received type certification to IEC standard 61400-1 from Det Norske Veritas, or DNV, a globally recognized certification firm. We have developed three different utility scale turbine designs suitable for a wide variety of sites and wind regimes which we term the NPS 2.X platform: the NPS 2.3 MW turbine with a 93-meter rotor, the NPS 2.2 MW turbine with a 100-meter rotor, and the NPS 2.1 MW turbine with a 110-meter rotor. The different power ratings and rotor sizes are designed to meet customer requirements in a range of a wind classes. Turbines based on these designs are being manufactured and sold by WEG under a license agreement covering the growing South American wind market. We also have licensed part of our wind turbine technology to China First Heavy Industries, or CFHI, a large Chinese manufacturing company which intends to develop larger turbines for onshore, and potentially offshore, markets in China. CFHI purchased a prototype of our NPS 2.3 turbine and has installed it on a test bed in China, and we anticipate providing additional services to CFHI in the future.

Our customers are typically responsible for installing turbines they purchase from us, and we perform commissioning services to ensure that the turbine has been properly installed and is ready to begin generating power. In some instances, particularly in Italy, we also provide installation services. In those cases, we contract with third-party professional companies to perform the turbine installation. We typically provide a two-year warranty for our wind turbines which commences after commissioning, and offer an additional three years of extended warranty for an additional charge. In certain markets such as the United Kingdom, our standard warranty is five years. During the warranty period, we monitor the turbines 24 hours a day and 7 days a week and cover parts and labor for unscheduled repairs and replacement.

We also enter into operations and maintenance, or O&M, agreements with customers under which we provide 24 hours a day and 7 days a week turbine monitoring, and scheduled and unscheduled maintenance. These O&M agreements typically range from one to three years. Under the O&M agreements, we offer to provide customers with spare parts at a 10% discount to then-current market prices.

For customers who purchase more than a certain number of turbines and enter into an O&M agreement with us, we guarantee that the availability of the customer’s fleet of our wind turbines will exceed a specified percentage on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period and the term of the O&M agreement, we typically also guarantee for these customers that at any wind speed, the annual average power output of our wind turbines will be a specified percentage of their designed power output at the same wind speed. We are generally obligated to pay a monetary damage of up to 10% of the purchase price of the wind turbine in case of non-performance or underperformance.

In addition to wind turbines, we sell power converters based on our proprietary FlexPhase technology for energy applications ranging from 500 kW to 5 MW. These energy applications include grid-connected and off-grid battery storage markets as well as microgrid applications and grid protection circuits. Flex Phase is our modular power converter platform, which uses proprietary technology to reduce stress on critical power components. The power converter has sensorless vector controls that can be tuned to optimize operation with a customer’s equipment, and has a liquid-cooled design that can be adapted to any environment.

We provide end user training to our customers for the use, maintenance and operation of our wind turbines and energy systems, and we also provide technical support for our SmartView supervisory control and data acquisition system. SmartView is a remote monitoring and control system which we developed to allow users to monitor and manage system operation, issue control commands, respond to faults and alarms, and capture energy system data. Our technical and maintenance support services are available 24 hours a day and 7 days a week. We utilize both our employees and certified third party contractors to provide warranty, maintenance and support services. Notably different than utility-scale wind turbine installations, distributed wind sites are often one- to six-unit installations far removed from traditional onsite support networks. Our use of a network of certified service partners who are located in geographic proximity to our customers reduces our costs of providing these services and also enables us to speedily dispatch components and send technicians to the particular turbine site. In order to enhance our value added services, we offer technical and maintenance support services after the expiry of the warranty period.

Technology Licensing

We have licensed certain elements of our wind turbine technology to two large, global manufacturers. Under our license agreement with WEG, which was signed in March 2013, we have provided WEG with the designs for our 2.1, 2.2 and 2.3 MW wind turbines. WEG can manufacture and sell turbines built based on these designs in Brazil on an exclusive basis and in the rest of South America on a non-exclusive basis. We are being paid a milestone-based license fee and royalties on turbines shipped by WEG during the five-year term of the agreement. Although we have completed a number of technology transfer milestones under this agreement, and WEG has begun executing orders for the sale of turbines built using our design, we have yet to realize significant revenues from this partnership. The agreement will automatically extend for an additional five years at the completion of the initial five-year term, but WEG’s continuing exclusivity in Brazil is dependent on WEG selling a minimum number of turbines during the initial term. We are negotiating the terms under which WEG would be permitted to manufacture and sell the NPS 100 kW turbine in the South American market, and expect that agreement to have similar provisions regarding royalty payments on a per unit basis.

We signed a technology license in China with CFHI in February 2012. CFHI is a Chinese state-owned enterprise which has substantial experience in engineering and manufacturing major industrial machinery and equipment, including wind turbine components. This partner paid a substantial one-time license upon completion of the technology transfer in April 2012, and we have provided certain training services on a fee basis to the licensee since that time. CFHI also purchased one of the three prototype 2.3 MW turbines that we manufactured, and has installed it as a test bed at one of their factories in China. We expect that we will provide additional fee-based services to this partner in the future, but there is no obligation for either party to enter into such an arrangement. The license granted is non-exclusive and permits us to license technology to other companies in the growing Chinese wind market and/or develop and sell turbines directly or through channel partners into that market.

As part of our growth strategy, we intend to pursue similar license transactions in other markets. Based on the initial success of the partnership with WEG, we plan to structure future license arrangements on comparable terms in which we would provide completed designs or design and co-development service in exchange for a license fee, fee-based compensation for services, and a royalty stream. We also expect to be able to purchase completed turbines or turbine components from our partners or companies in their supply chain for sale in our target markets or other markets. Although we believe that we have a unique and competitive technology offering to licensees, the market for licensing wind turbine technology is relatively nascent and our experience in this market is limited, and we therefore may not be successful in entering into future license arrangements.

Technology Development

Utilizing our experienced engineering team of more than 30 professionals, we offer development services in the power sector which include microgrid solutions, energy conversion systems, and advanced powertrain development. This portion of our business is focused on the global wind power market as well as other advanced energy markets. By leveraging more than 30 years of power systems and wind turbine design, manufacturing and deployment experience with core competencies in power electronics, testing, and diagnostics, we are able to deliver services to customers in a wide range of industries.

This business line has comprehensive in-house design and development capabilities, including rapid prototype production, validation testing, systems level engineering, grid modeling, and remote monitoring systems. For example, we have recently completed development of a new type of generator for an energy company and are building nine prototypes at our facility in Barre, Vermont. Customer contracts in this business unit are typically structured with three components:

•	services fees based on our hourly rates;

•	materials (both components and finished products) provided on a cost-plus basis; and

•	license fee for the use of our technology and know-how which is incorporated into project deliverables. The license typically is restricted to a field of use based on geography, target market, or product capability such as rated power.

In March 2014, we entered into a Development Agreement with WEG to design and develop a 3.3 MW wind turbine. WEG will have the right to manufacture and sell turbines build based on this design on an exclusive basis in South America, Central America (excluding the Caribbean) and sub-Saharan Africa. WEG is paying us milestone-based development and license fees of $8,000,000 under this agreement.

Our Technology

We believe that our proprietary Permanent Magnet Direct-Drive technology differentiates us from other wind turbine companies and provides us with a competitive advantage. In addition, we believe that our systems engineering approach to advanced power system architectures combined with real world experience with hybrid microgrid systems gives us a competitive advantage in that emerging field.

Gearless Direct Drive Technology

Our turbine’s generator and rotor are directly coupled and move together at the same speed, without the use of a gearbox. By eliminating the gearbox, we have simplified the drivetrain design and reduced the number of moving parts and wear items. We believe that this gearless design advancement creates direct benefits for our customers in the form of a high-reliability turbine with lower operating costs. Geared turbines typically operate at high speeds of 1,000 to 1,800 revolutions per minute, or RPM, and involve a complex drivetrain with many gears, bearings and ancillary lubrication and cooling systems. By comparison, our direct drive turbines are simple in design and operate at slow speeds of approximately 10 to 20 RPM for utility scale applications. Our design places torque generated by the wind directly on the generator, which sits directly behind the blade rotor. The simplicity of the design is demonstrated by the fact that our turbines only have two drive bearings, as opposed to the more than 50 bearings that most geared turbines require.

Our turbines outperform traditional gearbox competitor technology in three critical areas:

•	Improved reliability: Due to the slower speed of rotating hardware, all critical rotating components and their associated electronics experience much lower physical stress and fewer cycles than those in traditional gearbox turbines. Additionally, the inherently simpler direct drive construction requires far fewer parts than a traditional turbine design. The substantially lower part count, reduced stress and lower cycle count in the direct drive platform eliminate many opportunities for part failure while also reducing the complexity of procurement, construction and operation. These elements contribute to our turbines achieving availability of 98-99%, as compared to 95% or lower for traditional turbines.

•	Lower operating and maintenance costs: Because of the simplicity of our drivetrain and the overall lower part count of our turbines, maintenance costs are greatly reduced. Geared turbines typically require gearbox replacement every seven to nine years, which results in both high costs and significant downtime. These costs are avoided with our gearless turbines, the drive trains of which are designed to operate over their full design life without major component replacements.

•	Higher efficiency: The simplicity of the load path in our direct drive platform increases mechanical efficiency versus traditional turbines. Further, there is no friction lost in the meshing of gear teeth. Electrical efficiency is maximized in the generator because the magnetic field is supplied by permanent magnets, which means there is no need to recirculate power from the generator to excite the field. Additionally, the presence of cabling, power conversion and main transformer inside the nacelle rather than further down in the tower reduces copper losses from long, low voltage cable run down the tower while enabling the wind to help cool electronics. These increased mechanical and electrical efficiencies allow our turbines to yield a higher net energy capture than traditional turbines.

Permanent Magnet Generator

Our proprietary permanent magnet generator is central to our innovative drivetrain design. Permanent magnet generators offer high efficiency energy conversion, particularly at partial load, and require no separate field excitation system. The use of permanent magnets eliminates the need to pull power from the power grid to create a magnetic field, thus increasing efficiency. The generator is connected to the electrical grid through a power converter that isolates the generator from direct connection to the electrical grid. The power converter enables our wind turbine to operate at variable speeds for higher energy capture, and we believe this also provides greater stability to the electrical transmission system than other wind turbines. Our permanent magnet generators are lighter, more efficient, and require less assembly labor than competing designs. Our proprietary low speed permanent magnet generator is optimized for efficient energy capture.

Our permanent magnet generator was designed at a systems level in conjunction with our power converter to create an optimized solution tailored for high energy capture and low operating costs. The generator in the NPS 60 and NPS 100 turbine models is cooled directly by the wind. The NPS 2.X MW utility scale turbines use liquid cooling which reduces mass as compared with other utility scale turbine designs.

We believe that our permanent magnet generators have three primary advantages over other permanent magnet technology:

•	Advanced cooling systems which improve thermal conditions, thus increasing robustness and extending turbine life.

•	Improved electrical efficiency due to our patented power converter as well as a unique turbine architecture with all electronics up-tower.

•	Proprietary modular generator and power converter design, combined with an on-board crane, which greatly reduces operating risk and lowers the cost of service.

Full Power Converter

Another key element of our innovative direct drive wind turbine design is the power converter used to connect the permanent magnet generator output to the local power system. We design and manufacture the power converters for our wind turbines at our Barre, Vermont, facility, with complete hardware, control design, and software capabilities. Our full power conversion provides high quality power while also isolating the NPS 2.X from grid disturbances that could cause damage and downtime. Our proprietary FlexPhase power converter combines a unique circuit design with a high bandwidth control system to provide generator management, power quality, and grid support features. The FlexPhase converter platform offers a modular approach with a small footprint and 20-year design life.

The NPS 60 and NPS 100 wind turbine power converters use the same advanced control systems platform found in the FlexPhase platform, providing reliable and high efficiency operation even on the weak grid systems found in remote village applications.

Advanced Power Systems Architectures

We have developed a systems level approach to power system design, and have developed key technology and knowhow that we expect to allow us to participate in the growing field of advanced power systems. These applications include microgrid systems employing large amounts of renewable resources. In addition, our power converter and controls technology enables the deployment of energy storage and grid support systems that are considered key to the power systems of the future. We have developed power system technology that address high reliability distributed generation, integration of energy storage, grid enhancement using power electronics, and wide area monitoring of generation, energy storage, and the demand side power system devices.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in the wind power technology and renewable energy industries and to capitalize on the rapid growth of those industries.

Exceptional Research and Development Capabilities

We employ a world class engineering team of 34 engineers with core competencies in generator design, converter design and systems integration. We believe these competencies position us well to provide differentiated technology into the energy sector. While mainstream fossil fuel and even wind technology has been slowly advancing through the past decades, particular advances in permanent magnetic field generation, power electronics and controls have been revolutionary in design for those able to quickly understand and take advantage of them. Our experienced team has been working together for decades with advanced design and testing capabilities that can rapidly develop and incorporate new intellectual property into commercial products. Our capabilities include all aspects of wind turbine design and testing, including power electronics, loads and controls, drivetrain development, and fleet monitoring systems. In addition to using these capabilities to design and build our own products, we are able to offer development services in the renewable energy sector for a variety of applications, including microgrid solutions, energy conversion systems, solar installations and marine turbines.

Integrated Development and Manufacturing Capability

We design, assemble and test all components of our Permanent Magnet Direct-Drive turbines and directly manufacture certain key components such as power converters. Our world class engineering team has designed and built turbines ranging in size from 60 kW to 2.3 MW, and has the capability to design much larger turbines for onshore and offshore applications. We previously built and installed two prototypes of our certified NPS 2.3 MW turbine, as well as a third prototype which is operating as a test bed at our Chinese partner’s facility, and are able to use that experience in successfully designing turbines for both the utility and distributed wind markets. We believe we are the only company in the distributed wind business that has this multi-market experience.

We have accumulated expertise in wind turbine technologies and independent research and development capabilities in wind turbines with a wide range of power ratings that allows us to customize wind turbines for particular wind classifications and siting requirements, and to optimize our products in response to customer and market demands. Under the leadership of our Chief Technology Officer, Jonathan Lynch, who has almost 40 years of experience in wind turbine design, power electronics, and loads and controls, we have independently developed much of our advanced technology. Notable technologies we have developed include our highly efficient, but low cost, permanent magnet generator, our modular turbine design, our full power converter, and our zero voltage ride through capabilities. For example, we are able to use our expertise in turbine design to adapt our NPS 2.X platform for the challenging coastal marine environment of Brazil to enable our partner WEG to successfully market and sell turbines based on our design into that market.

We currently assemble all of our NPS 60 and NPS 100 turbines at our 115,000 square foot manufacturing facility in Barre, Vermont. This factory has strong production capabilities, including:

•	Equipment and tooling to assemble and test NPS 60 and NPS 100 turbines, including permanent magnet insertion

•	Rigorous system-driven manufacturing processes and quality control

•	Ability to scale production to one turbine per day per shift, with two shifts. This equates to approximately $100 million in annual revenue capacity

•	Ability to manufacture generators and power converters both for incorporation into our turbines and on a contract basis

Advanced Product Offerings

Our wind turbines are designed for high availability, high energy output and low energy production cost per kWh in a wide range of wind conditions throughout the world. In both our distributed wind and utility scale platforms, we offer a range of power ratings, rotor sizes and tower heights to meet customer and siting requirements in a range of a wind classes. For example, our NPS 100-24 and NPS 60-23 turbines have a larger rotor diameter and longer blades to capture more energy at lower wind speeds, while their lower RPM and tip speed make for quieter operation to comply with permitting restrictions. The longer blades provide our wind turbines a larger swept area and a lower cut-in wind speed, the minimum speed at which the turbine can start rotating and generating power. This feature increases the output of our wind turbine under low wind conditions and increases the output of the wind turbine. As a result, we believe our wind turbines, when equipped with our longer blades, typically generate more electricity compared to wind turbines with shorter rotor blades manufactured by our competitors under the same wind conditions.

We have specifically designed and developed our wind turbines to cater to wind and weather conditions and power grids in our target markets. In Italy, for example, the NPS 60 is fully certified to the Italian CEI 0-21 interconnection standard, a requirement for distributed wind turbine installations in that growing market.

We provide a warranty for our wind turbines and technical and maintenance support services during the warranty period. Our technical and maintenance support services are available 24 hours a day and seven days a week. We use a network of certified service partners who are located in geographic proximity to our customers to reduce our costs of providing these services and to enable us to speedily dispatch components and send technicians to the particular turbine site. In order to enhance our value added services, we offer technical and maintenance support services after the expiry of the warranty period. Because typical equipment design life specifications are for at least 20 years, we believe this provides ample opportunity for revenue generation, including remote monitoring, annual operations and maintenance, and performance upgrades. We believe that our ability to provide a wide range of services with a high level of responsiveness and efficiency makes our wind turbines more attractive to customers.

Robust Products

Our wind turbines are designed for high availability and reliability in severe environments such as Alaska, the Caribbean and Scotland. To withstand these harsh conditions, our wind turbines are designed with reinforced blades and a triple braking system. Our distributed wind fleet has achieved over one million run time hours in hurricane-speed winds, all without incident. That is equivalent to a cumulative 114 years of continuous, safe, high-performance operation. For example, two of our turbines installed on an island in the Bahamas withstood winds of over 107 miles per hour during Hurricane Irene in 2011, and then returned to normal operation, as designed. The customer purchased a third turbine from us, and all three turbines successfully weathered Hurricane Sandy in 2012.

Our Arctic model of the NPS 100 turbine is suited for remote locations in Alaska where temperatures may fall to as low as -40°F during the winter months. The turbine’s blades have specially formulated hydrophobic polymer coating to limit ice build-up, and are painted black to absorb sun’s heat. As a safety feature, the turbine automatically shuts off if too much ice builds up on the blades. The power converter and controls cabinet are heated to maximize operations regardless of temperature, and the tubular tower and nacelle are likewise heated to protect maintenance personnel.

Our wind turbines are designed for reliable operation in all environments. Since the introduction of our advanced Permanent Magnet Direct-Drive technology in late 2008, we have sold over 350 distributed wind turbines (60kW and 100kW), of which nearly 250 have been commissioned. These turbines have run for an aggregate of over 4,000,000 hours.

Established Customer Relationships with Large Developers

Our customers include Gea Energy and IVPC in Italy, and CWE in the United Kingdom, each of which has extensive experience developing wind and other renewable energy projects. These customers have ordered or installed an aggregate of more than 60 of our distributed wind turbines, and we expect they will continue to have strong demand for our products in near- and medium-term to take advantage of the feed-in-tariff programs in Italy and the United Kingdom. We believe that our track record of on-time delivery and our turbines’ successful operating history will continue to drive large orders from these and other key customers.

Experienced Management Team with a Proven Track Record

We have an experienced management team that has successfully expanded our operations and increased our capacity and business through rapid organic growth. Our management team consists of a diverse group of experienced engineers and professional managers, who have in-depth relevant industry experience and/or substantial business management experience. Mr. Troy Patton, our president and chief executive officer, has more than 20 years of experience in the power generation industry, including serving in senior leadership positions in Vestas and General Electric. Mr. Jonathan Lynch, our chief technology officer, has been with us for more than 30 years and has extensive experience in the design, prototyping and testing of wind turbines and their components. Other members of our leadership team have helped to build and grow successful, global businesses in a wide variety of industries. We believe that the technical and industry knowledge, the operating experiences and entrepreneurship of our senior executives provide us with significant competitive advantages in the wind power industry.

Our Strategy

We are focused on developing high growth markets for wind turbines and our proprietary technology, with ongoing efforts to further develop distributed generation opportunities in markets providing the most attractive economic returns. In the utility scale industry, we seek to grow our business through joint efforts with strategic partners in promising geographic markets which can include licensing of technology, joint development projects, and direct and indirect sales of utility scale turbines. Our technology services offerings give us an opportunity to provide professional consulting support to customers assessing and developing opportunities to commercialize alternative energy projects that can benefit from our expertise in renewable energy applications. We plan to continue our efforts to optimize our existing wind turbine platforms and develop additional opportunities to commercialize our technology and know-how in domestic and international markets. Our strategy is summarized as follows:

Continue to Supply Commercial Wind Turbines to Distributed and Utility Scale Markets

We are strategically focused on supplying turbines to both the distributed wind and utility scale markets. We expect to continue to manufacture turbines for the distributed wind market at our facility in Barre, Vermont, but we may also seek to have turbines built by third parties on a contract manufacturing basis to take advantage of economies of scale and geographic proximity to installation sites. Through a combination of engineering efforts and supply chain initiatives, we expect to be able to reduce the cost to manufacture our distributed wind turbines and thereby lower our customers’ overall cost of energy. In this way, we can gain access to new markets which are not dependent on incentive programs or renewable energy standards. With the continued growth of the small wind market we believe there is significant opportunity for us to continue to grow sales in this market.

We intend to sell utility-scale turbines in markets outside of our partners’ licensed territories where we can take advantage of our industry relationships and willingness to supply small numbers of turbines. We expect these turbines to be manufactured by our partners, but sold by our direct sales force and serviced by us or our network of certified providers. There is growing demand for turbines on wind farms of 20 MW or less, and global utility scale turbine manufacturers typically will not concentrate on opportunities of that scale. We believe there is a niche that can be filled by an advanced technology turbine such as those in the NPS 2.X family.

Entry into the global utility wind market as an original equipment manufacturer requires significant investment in facilities, equipment and components. We are attempting to minimize our own expenditures through a strategy of licensing our technology and manufacturing rights. Our strategy would then have the licensee manufacture turbines for the territories in which we have granted rights to them, and the licensee also would manufacture turbines for us to sell independently. We believe that access to turbines through our licensee would enable us to address an unmet market need in utility wind in the United States and Europe for small projects seeking our direct drive technology. We further believe that there is an ongoing need for small projects globally that is filled by small manufacturers providing customized wind solutions. This opportunity should allow us to build our brand globally as we re-enter and grow our presence in the utility wind market.

Expand Customer Base in Established Markets

We intend to build on our track record of success, having sold and commissioned more than 250 turbines in the United States, Europe and the Caribbean. Our demonstrated performance of over three million run hours, our consistent on-time delivery, and our record of turbine safety has given us a reputation in the industry as a leading turbine supplier. We expect that we will be able to increase sales to our existing customers, and add new ones, based on our market reputation. Our turbines have been approved for export financing by the U.S. Export-Import Bank, and have been approved for financing by major commercial banks in Europe. This access to capital makes it easier for customers to purchase our turbines and increases our opportunities for growth in already established markets.

Establish and Maintaining Strategic Partnerships in Key Geographic Regions

Our successful licensing of our technology to large manufacturing companies in China and Brazil has demonstrated our ability to structure commercial transactions that provide both license revenue and opportunities for future royalty streams. We intend to license our technology in key geographic regions where wind is a growing energy source, such as Russia, India, China and Mexico. In addition to the economic benefits from these transactions, we also expect to be able to purchase turbines manufactured by these partners for sale in other markets, as well as access the supply chains established by our partners to source components at lower prices or at geographies which are closer to our customers. We also intend to pursue opportunities for contract manufacturing to take advantage of the production volume and scale efficiencies that these large manufacturers can provide.

In addition to licenses of our existing technology, we intend to co-develop both larger on-shore turbines and offshore platforms for markets across the globe, and to sell these turbines both directly and through our co-development partners.

We have strategic partnerships with service providers who install and service our turbines. We intend to grow and maintain those relationships, and establish new service relationships both in current and future markets. We believe that we can provide better service to our customers through a network of experienced local partners who are in close geographic proximity, rather than build up a large direct service organization. Our experience to date with this model has been successful, and we intend to continue to apply it as we expand into new markets.

Leverage Existing Experience to Further Expand Sales into Microgrids and Hybrid Systems

In remote locations where connection to a utility grid is unavailable, unreliable or prohibitively expensive, we have made wind part of the solution to poor grid power quality, rising fuel costs and sustainability. We started installing direct drive turbines more than a decade ago in Alaska and other isolated locations and intend to build on our successful history of providing turbines that are reliable and require minimal maintenance. Similarly, in Africa, India and South America, as well as on islands in the Caribbean and Mediterranean and off the coasts of Japan and China, energy markets are characterized by high power costs, weak grid infrastructure, and a desire for more sustainability and independence. We intend to provide our turbines, to be used in conjunction with diesel generators, batteries, and photovoltaic systems, as part of microgrids that can help solve these energy challenges.

Maintain Our Technological Leadership

Our proprietary Permanent Magnet Direct-Drive technology has been developed by leveraging more than 30 years of wind turbine design, manufacturing and deployment experience. We have more than 85 global patents issued and pending, in areas ranging from power electronics, generator and turbine design, turbine servicing, and manufacturing methods. We expect to continue to increase this portfolio as we develop further turbine enhancements and create new designs. In addition to the protection provided by our intellectual property, we believe there are significant barriers to entry for potential Permanent Magnet Direct-Drive market entrants. There are many unique and extensive technical challenges, including ripple torque, harmonics, air gap control, and thermal requirements, that make development of a Permanent Magnet Direct-Drive wind turbine both expensive and challenging. Failures often do not occur until the end of the development process. We believe that our experience in designing, manufacturing and deploying turbines ranging in size from 60 kW to 2.3MW gives us a competitive advantage over both new and prospective market entrants, and we intend to continue to advance this technological leadership position.

Through our internal engineering efforts, as well as work we perform on behalf of customers, we intend to continue to enhance our research and development capabilities utilizing industry-leading technologies. In order to retain our competitive edge in the market, we intend to continue to optimize and customize our NPS 60 and NPS 100 wind turbines and introduce new products in response to customer demands and market conditions. We also plan to expand our product offerings to include larger utility-scale wind turbines, which we believe have significant market potential due to higher efficiency and a wider range of applications.

Reduce Costs by Continuing to Enhance Our Supply Chain Management

We believe that supply chain management is crucial to our ability to remain cost competitive in existing markets and drive down the cost of energy to penetrate new markets. We intend to continue to strike the right balance between in-house production and sourcing from external vendors. Over the past 18 months, we have established relationships with at least two sources for all of our major components, which give us flexibility to purchase from the appropriate vendor and provides protection in the event of supply impediments at a particular supplier. We intend to continue to optimize our vendor relationships to ensure we are getting the best components at the best price. As we continue to expand our business and launch new products, we intend to continue to build our supplier network by identifying new suppliers or working with our existing suppliers to develop relevant technological capabilities. We also intend to build our supplier network through relationships established by our strategic partners for their own turbine manufacturing efforts.

Increase Our Market Share by Strengthening Our Strategic Relationships with Customers and Providing Additional Value-added Services and Solutions

We plan to continue to increase our market share to benefit from the rapid growth expected in the wind power industry by introducing or expanding our value-added services and solutions in addition to the technical and maintenance support services we currently offer. We believe that our offering of value-added services and solutions will, over time, increase recurring revenues from each customer and provide attractive margins. In particular, we plan to offer extended warranties, operations and maintenance services, spare parts supply, and remote technical support. We have implemented a hub-and-spoke network model to support installations in particular geographies, and believe this network will provide opportunities for us to expand the services we provide to our customers.

In addition, we have also begun to provide engineering, procurement and construction, or EPC, services in certain markets. We have or intend to enter into services agreements with experienced EPC companies who can provide these services on our behalf to our customers. We believe this “turn-key” offering will be particularly attractive to financial investors or small developers which do not have the capabilities or experience to manage turbine installation.

Expand Our International Presence

We established our Swiss subsidiary, Northern Power Systems AG, in 2009 to serve as a central base of operations to pursue distributed wind opportunities in Europe. Those efforts have been successful as evidenced by our sale of nearly 200 turbines into this market to date, and the continuing expansion of our European business. We have had employees in the United Kingdom since 2010, and in Italy since 2011, and recently incorporated our Italian subsidiary, Northern Power Systems S.r.l., to better serve the installation and service requirements of the growing Italian market. We plan to establish our presence in other selected major overseas wind power markets to meet market demand, either through hiring of employees or the retention of sales and service agents. We also are expanding our international presence through partnering with companies which can manufacture and sell turbines based on our proprietary designs into foreign markets such as Brazil and China. These initiatives increase our reputation in the global wind market and we expect them to contribute to our efforts to expand our turbine sales into new markets.

Competition

In domestic and international markets for alternative energy sources served by wind energy, we face competition from companies offering various types of wind turbine electrical system components. In the utility scale wind market, our partner in Brazil, WEG, competes head to head with other leading manufacturers in South America. WEG’s strong market presence and large balance sheet, combined with relationships with the national banks and grid authorities, ensure its competitiveness. Coupled with our technology, WEG offers what we believe is a compelling product for the growing Brazilian market, one of the most promising and fastest growing in the world. In our direct sales efforts, we intend to seek out niche markets underserved by the larger manufacturers, including small co-ops, municipalities and developers with 10-20MW on-time projects unlikely to attract the attention of the major original equipment manufacturers. The most well established direct drive turbine on the market today is made by Germany’s Enercon GmbH, but that company has a heavy turbine, market-leading pricing, an expensive service model and its products are only available in select markets. Siemens Wind Power has a lighter permanent magnet direct-drive turbine but also commands the highest pricing and tends to pay the most attention to the largest customers, leaving smaller developers without much opportunity to optimize or negotiate. Lastly, Xinjiang Goldwind Science & Technology Co., Ltd. sells a Chinese version of permanent magnet direct-drive, and has built a substantial installed base in China. To date, Goldwind has been unable to compete directly with traditional western original equipment manufacturers and win a project with a major global power producer outside China, but has successfully used Chinese bank financing to develop projects abroad. We believe there is a high demand for a mid-market priced offering with Permanent Magnet Direct-Drive in traditional wind markets, while we and our customers can take advantage of Brazilian bank financing for parts shipped from our partner WEG.

In the small wind market, end users tend to focus on up-front cost or operating costs when making the purchasing decision. Our key competitor, Endurance Windpower, has low market pricing and also invests in the development of wind sites while taking an ownership share of operating turbines. We, on the other hand, tend to price at a premium while offering more energy output with operating costs that are lower and present less risk, given our technology and experience. To date, we have not taken an ownership interest in operating assets, and have solely been a provider of turbine equipment, installation and operating services. Our larger customers tend to finance through commercial banks and demand the wind solution with lowest risk and operating costs, providing the majority of our business in the United Kingdom and Italy. We anticipate that new product and company entries into the distributed generation market are likely to be regionalized, focusing on matching specific local economic or regional performance drivers to capture specific opportunities and gain traction in home markets.

In the power conversion market, applications such as energy storage, converter retrofit and microgrids are still a developing opportunity. Large suppliers such as Siemens Energy, GE Power Systems and ABB tend to provide off-the-shelf solutions while we can take advantage of our proprietary technology and experience to customize and optimize solutions for specific needs like accurate demand response, grid stability or offsetting fuel costs. Specialty suppliers capture much of this market today, but most do not have our technology or experience.

We also face competition from other sources of alternative energy, such as solar, hydro and geothermal, and from conventional energy sources, including coal, natural gas and nuclear.

Intellectual Property

An important part of our strategy is to continue to develop a strong worldwide intellectual property position in all areas of our proprietary technology. Our intellectual property, or IP, portfolio includes issued and pending patents covering many aspects of our products. We have invested significant resources in building our IP portfolio, and we believe we have significantly strengthened our position in recent years. As of the date of filing, we owned 27 U.S. patents and had 15 patent applications pending. Together with the international counterparts of these patents and patent applications, we own almost 100 patents and patent applications worldwide. Our currently issued patents expire on dates ranging from July 2022 to May 2031. We believe our current patent position, together with our expected ability to obtain licenses from other parties to the extent necessary, will provide us with sufficient proprietary rights to develop and sell our products.

We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with employees, consultants, partners, vendors and customers. However, policing unauthorized use of our technologies, services and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our services, technologies or intellectual property rights.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. We may also be subject to claims by third parties alleging that we infringe their intellectual property rights or have misappropriated other proprietary rights. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative services that have enabled us to be successful to date.

We use various trademarks and trade names in our business, including Northern Power Systems, Northern Power, NPS, FlexPhase and SmartView, which we have registered in the United States and in various other countries. This Registration Statement also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this Registration Statement.

Employees

As of March 31, 2014, we had 109 full-time employees, including 36 in engineering, 19 in service and operations, 18 in manufacturing, and 13 in sales and marketing. We also rely on temporary hourly employees to staff our manufacturing operations at a level targeted to match requirements to meet production needs. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Item 1A.	Risk Factors.

You should carefully consider all of the information in this Registration Statement, including the risks and uncertainties described below, before making an investment in our common stock. Any of the following risks and uncertainties could have a material and adverse effect on our business, financial condition, results of operations and prospects. Additionally, the market price of our common stock could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risk Factors Related to Our Business

We have incurred significant operating losses in the past and may not be able to achieve, or subsequently maintain profitability.

We have incurred operating losses since our inception, and anticipate incurring additional losses until we can produce sufficient revenue to cover our operating costs. To date, we have funded our net capital requirements with proceeds from private equity and debt offerings. We had cash of $4.5 million at December 31, 2013 and December 31, 2012, respectively, and a working capital deficiency of $16.2 million as of December 31, 2013. Accumulated deficit totaled $151.3 million and $137.2 million at December 31, 2013 and December 31, 2012, respectively. We used $6.4 million in cash for operating activities and the acquisition of property and equipment for the year ended December 31, 2013, and $6.8 million for these purposes in 2012. These conditions among others raise substantial doubt about our ability to continue as a going concern, unless additional financing is obtained in the near future. The audit report of CohnReznick LLP, our independent registered public accounting firm, on our financial statements for the year ended December 31, 2013, includes a going concern uncertainty explanatory paragraph. We require incremental capital to fund operations through December 2014, which we plan to obtain through a combination of increased cash receipts generated by sales of products and services, licensing of technology, equity investments and debt financing, any of which may occur in 2014.

The success of our business plan is heavily dependent on the availability of sufficient financing on terms acceptable to us in order to fund our operations until we become profitable, develop next generation offerings, and expand markets for our products. We raised $10 million in proceeds in a private placement of preferred stock in 2011, and an aggregate of $6.5 million in proceeds in two convertible notes offerings in 2013. On March 17, 2014, we closed on a $22.3 million private placement of subscription receipts. These funds will be held in escrow until closing of the Acquisition, at which time the subscription receipts automatically will be exchanged for shares of our common stock.

In 2012, we realigned the strategic direction of our former utility wind business from being a manufacturer of utility scale wind turbines to a global licensor of wind technology also offering engineering and development services. In addition, we reduced the number of employees in this part of our business by more than 40% and similarly decreased the management team of the overall company from eight to four. This restructuring, along with a successful initial licensing transaction to a partner in China, allowed us to operate without requiring incremental capital through 2012. Sales of our distributed wind turbines experienced unanticipated delays related to European energy subsidies in 2012 and other operational challenges, all of which have delayed us from achieving break-even.

If we are not able to obtain additional financing for any reason, we would not be able to proceed with our business plan and would likely be required to scale back our strategic initiatives, reduce the size of the organization, and could ultimately be forced to sell or cease the operations of one or both of our businesses in the future. Completion of an orderly divestiture or wind-down of the business could require additional capital that may not be available on satisfactory terms, if at all.

Our sales cycles are complex and may impact operating results from quarter to quarter, making results difficult to predict.

The size and timing of our revenue from sales of products to our customers is difficult to predict and is dependent on many factors, including market conditions, customer financing, permitting and weather conditions, all of which may combine to result in high variability in revenue trends and projections. Our sales efforts in distributed wind markets often require us to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has generally resulted in a lengthy sales cycles for us, typically many months. Furthermore, installation of our turbines is generally under the direction and control of end users or third party contractors. The regulatory approval, permitting, construction, startup and operation of turbine sites may involve unanticipated changes or delays that could negatively impact our business and our results of operations and cash flows.

Although we have seen significant expansion in orders for our distributed wind turbines in 2013, we could continue to experience challenges in obtaining distributed wind turbine orders and converting them into revenue. Orders in 2010, 2011, and 2012 were lower than our original operating plan. In addition, in both 2011 and 2012, we experienced significant order cancellation rates driven by customers’ inability to obtain planning consent, grid interconnect, and/or financing for proposed projects. Although we have not experienced such cancellations in 2013, there can be no assurances that customers will not face similar challenges in the future and cancel some of their orders. We have managed past order cancellations by curtailing production at our Barre, Vermont factory and closely monitoring inventory levels to conserve cash, but this left underutilized manufacturing overhead in product cost which lowered reported gross margins. Although we have increased production to support expanded orders, we do not anticipate an increase in product gross margins until the factory operates at higher sustained production levels and we demonstrate that we can consistently deliver on such orders.

The size and timing of our revenue from consummating and delivering licensing arrangements is also difficult to predict and substantial efforts may be invested into a licensing arrangement which may never be realized. Although we believe that we have a unique and competitive technology offering to licensees, the market for licensing wind turbine technology is relatively nascent and our experience in this market is limited. Given our limited experience in obtaining and delivering successful license agreements, our estimates of future revenues may be incorrect. If accurate revenue forecasts cannot be obtained the business could consume a significant amount of cash prior to our being able to successfully sell the business or complete an orderly wind-down.

We are in the early stages of product and service commercialization, and as such, our products and service may not generate sufficient revenue or profitability.

No assurance can be given that our current level of performance will continue. Energy subsidies, on which certain of our distributed wind customers are reliant, are evolving in both the United States and global markets. This is changing our geographic market focus as well as requiring us to alter product features to effectively suit such target markets. These developing market requirements will likely continue to necessitate a significant investment in design and product offerings. Therefore, we plan to continue to invest significant financial resources in research and development in an effort to keep up with technological advances in the rapidly changing and competitive energy industry. Technology advances may result in lower costs for sources of energy, and may render existing products and technologies uncompetitive or obsolete. Research and development activities are costly and inherently uncertain and, even when positive results and high performance are demonstrated in prototypes or in small scale pilot production, we may not be able to replicate such results and performance in commercial production. Even as we continue to develop and commercialize our products, they may not be adopted in the market or perform as expected. No assurance can be given that our expenditures on research and development will achieve the desired results in our target markets.

We are also offering full-suite wind products and technology licensing as well as renewable energy development services. Such offerings require that a minimum level of engineering talent be maintained, even if all such resources are not fully leveraged at points in time. The cost of maintaining this engineering team is expensive and if we are not able to close an adequate amount of business, cash consumption could be significant and break-even delayed. In addition, companies interested in licensing our wind turbine technology could require different variations of that technology which would require additional investment to develop and could further delay our ability to reach cash break-even. We also are planning to re-enter the market for utility wind turbine sales by selling turbines which have been built by WEG or future partners based on our turbine platform that we have licensed to them. There can be no assurance that our efforts to re-enter this market will be successful or that we will be able to compete in this market against larger and more established companies.

We operate in a volatile industry and market which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have been in operation since August of 2008, when we acquired the wind turbine business of Distributed Energy Systems Corp. During the period since we commenced operations, there have been significant reductions in government subsidies and financing sources in the United States which have significantly impacted the markets in which we do business. In the distributed wind markets, the reduced incentives contributed to a decline in our North American orders by more than 90% from 2010 to 2012. In Europe, clarification of energy feed-in-tariff regulations in the United Kingdom and Italy was delayed from 2011 until the middle of 2012, which resulted in delayed or lost orders. Although the ultimate clarification of such incentives in the United Kingdom and Italy resulted in significant sales of our distributed wind turbines in 2013 and slated through 2015, until the market impact of these revised subsidies mature more completely, there can be no assurance of our realizing these opportunities in full.

Likewise, our utility-scale turbine manufacturing business was significantly impacted by the United States Department of Energy putting our application for support under its 1703 loan guarantee program on indefinite hold, curtailing our efforts to achieve federal loan support for a proposed wind farm in Michigan which was to utilize our pilot 2.3 MW turbines. This action effectively caused the cancellation of the planned $40 million sale of 13 units for this project, and contributed in part to our decision to restructure our management team and recast the strategic direction of this business. The restructured business has been pursuing license and turbine development contracts as a business strategy for the last 20 months. It is too early to understand if a steady pipeline of such business can be developed and sustained.

While we are planning to re-enter the market for utility wind turbine sales as noted above, we have not commenced any significant sales efforts to date and therefore cannot yet judge whether our efforts to re-enter this market will be successful.

We continue to experience unpredictability in our operating environment which poses significant risk to our ability to forecast financial results. There can be no assurance that we will in the future achieve significant revenues or profitable operations.

If we are unable to compete effectively in the distributed wind market, our business and operating results could be harmed.

In the past year, we have begun to see significant competition in the distributed wind market. We have designed our distributed wind turbine products to perform in extreme weather environments with reduced maintenance and warranty requirements. However, the wind turbines being offered by competitors may not be designed and built to the same specifications and are offered with lower upfront pricing. As a result, our current offerings have a higher cost to produce and require a higher upfront investment from the buyer, with an expectation of lower maintenance costs over time. Until such time as we can introduce a lower cost product in the market, we may experience lower gross margins than forecasted if we cannot maintain a price premium for our products and may be unable to successfully compete against lower-cost competitors.

If we fail to expand effectively in international markets, our revenue and business will be harmed.

Successful continued development and implementation of our plan to develop a large market in Europe for our turbines is a strategic priority. European markets, particularly Italy and the United Kingdom, are currently leading growth in the purchase and installation of distributed wind turbines. Developing the European market for our turbines is expected to entail a number of risks, including the need for appropriate management of our efforts, successful negotiation on terms advantageous to us of agreements facilitating our profitable expansion of this business, including logistics, installation and commissioning, and post-sales support service efforts. Sophisticated engineering, procurement and construction (EPC) providers are moving into the distributed wind market and demanding that wind turbine manufacturers such as us provide a turnkey offering which includes supply, installation and long-term support of the turbines. While we have experience in turbine supply, we have limited experience in installation and long-term, international support. While we have experienced some success in winning orders, we may not be able to provide the services required to fulfill them. Failure to obtain or effectively execute a large volume of orders in Italy and the United Kingdom in 2014 would have a material adverse effect on our ability to reach break-even.

We also are seeking to close international strategic partnerships, including in countries such as China, India, Mexico, Russia and Korea. These strategic partnerships, if successful, will include licensing of our technology, the provision of design, development and support services both remotely and locally within the region, and facilitation of global supply chain development.

International business development efforts generally include risks relating to management of currency exchange rate exposure, international enforceability of contracts, potential exposure of intellectual property to misuse or misappropriation, compliance and operational challenges which may delay or add complexity to sales and support efforts, and the potential of local taxation above that which is currently forecasted. If we are unsuccessful in managing these challenges, our efforts to develop global markets for our turbines and technology licensing and services business may expend our resources without significant contribution to the results of our operations and may not contribute to the value of our business.

If we fail to effectively expand our manufacturing, production and service capacity, our business and operating results could be harmed.

In connection with our expansion in Europe, we are rapidly scaling and expanding manufacturing and production in our Barre, Vermont facility, as well as implementing and managing a European service deployment model. Although we are confident that we have adequate manufacturing facility space and capital equipment to meet these requirements, there is risk in our ability to continue to effectively scale production processes and effectively manage our supply chain requirements. If we are unable to maintain our internal manufacturing and production capacity for our turbines in a timely, cost-effective and efficient manner, we may be unable to further expand our business, decrease costs or become profitable. Our ability to further expand production capacity efficiently and on schedule is subject to significant challenges, risks and uncertainties, any of which could substantially increase costs and delay or reduce production. If we are unable to achieve expected production yields and decrease costs, our operating losses could increase considerably.

Our current service structure is primarily supported in our Barre, Vermont headquarters. If our European business continues to expands as forecasted, we will be required to rapidly expand our European service offerings. If we are unable to expand our European service offerings in a timely and cost effective manner, we may be unable to expand our business, be subject to increased warranty obligations and risk our ability to become profitable.

Our international expansion efforts are impacted by foreign currency fluctuations which could harm our profitability.

As part of our international expansion, we currently expect that up to 75% of our business in 2014 could be non-US dollar denominated sales transactions, all of which we currently expect to be Euro denominated transactions, while the majority of our costs will continue in U.S. dollars. This can result in a significant proportion of our receivables being denominated in such currencies, such as at December 31, 2013 50% of our receivables were denominated in Euro. In addition, we expect to be entering into extended duration operations and maintenance contracts, which would obligate us to perform services in the future based upon currently negotiated non-U.S. dollar denominated pricing terms. Although we plan to pursue economic hedging strategies, including increasing our Euro denominated costs and consideration of effective financial hedging strategies, there can be no assurance that we can execute such strategies to effectively control the economic exposure of currency movements. Negative movements in the exchange rate between foreign currencies and the U.S. dollar could delay our achieving break-even and potentially increase the losses that we are currently incurring.

Strategic partnerships are essential to our business growth; the inability to secure these relationships could adversely impact revenue and operations.

The technology licensing and design services portions of our business are structured to provide value to potential customers by offering technology licenses and engineering consulting services. This business model derives its highest value by obtaining multiple globally diversified strategic technology partnerships, which include licensing of our technology and product designs, provision of design and development services, and service support for turbines manufactured and deployed by the strategic partner. Although we have successfully executed two license agreements with partners in the past, there can be no assurance that any such transactions will be consummated or that an adequate volume of business can be closed to achieve our forecasts. If such transactions are not consummated in a timely and adequate manner, we may be required to further restructure and reduce personnel and could ultimately be forced to cease operations of this business. Since our business has certain existing obligations, we may not be able to accomplish an orderly sale or wind-down of this business without requiring incremental capital. Expansion of product sales is dependent on our ability to effectively create global partnerships to help sell our products in developing markets as well as gain access to lower cost manufacturing of products. If such partnerships cannot be identified and effectively developed and executed, our ability to expand the addressable wind turbine market as well as reduce the cost of such turbines will be impacted. If we cannot effectively execute on this strategy, our ability to achieve profitability will likely be delayed.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market similar products, which could reduce the demand for our products. Our success depends substantially upon the internally developed technology that is incorporated in our products. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with employees, customers, strategic partners and others to protect our intellectual property rights. The steps we take to protect our intellectual property rights may, however, be inadequate.

Our patents and any patents that are issued or licensed to us now or in the future are not expected to provide assurance that products that are developed and marketed by us will not require access to or utilize other technology that has been patented or otherwise protected by others. If valid patents that contain competitive or conflicting claims now exist or are subsequently issued to others, we may be required to obtain licenses to patents or other proprietary rights of others. No assurance can be given that any required licenses would be made available on terms acceptable to us, if at all. If we were unable to obtain such licenses, it could encounter delays or be unable to develop and produce products requiring the use of such technology. Moreover, there can be no assurance that others will not independently develop similar products, duplicate any of our products or infringe on any patents held by, or licensed to us. There also can be no assurance that our competitors will not independently develop or license from third parties technologies that are equivalent or superior to our technologies.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Some companies in the wind power technology and power conversion industries, including some of our competitors, own large numbers of patents which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. As the number of our product offerings in our markets increase and as we expand into additional markets, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management.

The patent portfolios of our most significant competitors in the utility wind manufacturing market are larger than ours and this disparity may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

An adverse outcome of a dispute may require us to: pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; or indemnify our disbursement partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of these events could harm our business, financial condition and results of operations.

Intellectual property right claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on our business, financial condition, and operating results.

In the event of a conflict between our patents or future patent applications and the activities of other parties, we might pursue infringement proceedings. Additionally, we may be subject to patent litigation and may be required to defend against claims of holders of competitive patents. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcome of such legal proceedings is often uncertain. Such legal proceedings might adversely affect our competitive position and there can be no assurance that the outcome of such proceedings would be successful.

We may not be able to receive patents on all of our products.

Patent applications in the United States are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued.

Third-party license agreements for important software and hardware components may not be available on acceptable terms, which could have an impact of our business.

We believe that we either have the intellectual property rights needed to operate our business in accordance with our business plan or that we will be able to successfully license any patents required to develop and commercialize future products. However, there is no assurance that if we seek to license any third party patents to develop and commercialize such products that we will be able to do so on favorable economic terms, or at all. In the event that were are not able to secure the required licenses at all, or on acceptable terms, we may not be able to develop or commercialize these products or the overall costs of the new products may increase and the timeline of delivery to the marketplace could be delayed.

Covenants under our credit facility agreements impose significant operating and financial restrictions. Failure to comply with these covenants could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our credit facility with Comerica Bank contains various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make certain other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets;

•	create or incur certain liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The Comerica loan agreement also contains a financial covenant that requires us to maintain a certain level of EBITDA (as defined in the agreement) as of the end of each fiscal quarter. For more information regarding these covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Comerica Credit Facility.”

As of March 31, 2014, we were in compliance with all of the covenants contained in our loan agreement. However, a violation of covenants may result in default or an event of default under the loan agreement. Upon the occurrence of an event of default under the loan agreement, Comerica could elect to declare all indebtedness outstanding under that agreement to be immediately due and payable and terminate any commitments to extend further credit. If we are unable to repay those amounts, Comerica may proceed against the collateral granted to them to secure such indebtedness. Substantially all of our assets are pledged as collateral under the Comerica credit facility. If Comerica were to accelerate the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows.

We had identified a material weakness in internal control over financial reporting which we believe is remediated as of the date of this filing, but it cannot be assured that we will not potentially have material weaknesses in the future. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

In connection with our preparation of our financial statements for the period ended September 30, 2013, our management identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness pertained to ineffective controls in the financial statement close process. Specifically, we did not have sufficient accounting resources with relevant technical accounting skills to address issues related to various non-routine transactions and to effectively review financial statements prior to finalization. As a result, the financial statement drafts we prepared contained inaccurate material disclosures.

We believe that we have remediated the material weakness by steps we took in our fourth quarter of 2013 to address the underlying causes of the material weakness, primarily through the continued development and implementation of formal policies, improved processes and documented procedures, as well as the continued sourcing of additional finance resources. In addition, we hired a new Corporate Controller with public company experience in November 2013. The actions that we took and are continuing to maintain are subject to ongoing senior management review, as well as oversight by the Executive Committee of our Board of Directors. However, if our remedial measures are in the future concluded to be inadequate to address significant deficiencies or material weaknesses in our internal control over financial reporting or if significant deficiencies or material weaknesses are discovered or occur in the future, it may adversely affect the results of our management evaluations and, when required, annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. In addition, if we are unable to successfully remediate any future material weakness, and if we are unable to produce accurate and timely financial statements or we are required to restate our financial results, our stock price may be adversely affected and we may be unable to comply with the Toronto Stock Exchange continued listing requirements.

For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls” in this Registration Statement.

We depend on highly skilled personnel to grow and operate our business, and if we are not able to hire, retain, and motivate our personnel, we may not be able to grow effectively.

Competition for talented senior management, as well as selected middle management and engineers, is intense, and our future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, our ability to successfully develop and maintain a competitive market position will depend in part on our ability to attract and retain highly qualified and experienced management. We believe that the failure to attract and retain necessary personnel could have an adverse impact on our business, development, financial condition, results of operations and prospects.

Because we depend on single source suppliers for certain components, business and relationship interruptions could harm our operations.

We currently depend on single source suppliers for certain components in our turbines. These components may not be readily available on a cost-effective basis from other sources on short notice, as some are custom-designed for our turbines. Although we have certain supply arrangements in place at present, and intend to continue to explore the availability of additional and alternative, long-term supply agreements with these and other suppliers, there can be no assurance that a continuing source of supply of these components will be available on commercially viable terms in the future. In addition, our supply chain could be negatively impacted in the event one of our key single source suppliers has a business interruption due to credit issues or other factors beyond its control.

Our ability to fully realize license revenues from our wind technology licensing business is also tied to our ability to facilitate access to suppliers for our licensees that will support their economically viable production of wind turbines. Although we believe that we have or can build relationships with appropriate suppliers to support such requirements, failure of such suppliers to deliver components at required costs or significant fluctuations in commodity pricing could delay or reduce license payments on which we are critically dependent.

Our business is dependent on rare earth metals, volatility in the markets for magnets and other components could be harmful to our business and operations.

Our products utilize magnets formulated with rare earth metals. These magnets are supplied by a limited number of producers and have, in the past, been subject to significant price volatility. These components are procured from non-U.S. producers, and as such their pricing is subject to the variability in currency exchange rates. Our products also are comprised of copper, steel and iron components, whose pricing also is subject to market fluctuation. We do not presently hedge either our costs of production or product sales, and as such we may be adversely affected by significant swings in the prices of necessary components between the time of pricing our products for sale and the delivery of completed products. Our failure to obtain in a timely manner, sufficient quantities of components that meet our quality, quantity and cost requirements could delay or impair our ability to manufacture products and could increase our manufacturing costs.

Our current product performance and warranty expense experience may not be indicative of future performance and there is a risk that these costs could increase.

Customers for our products regularly expect vendors to have a history of reliable production or creditworthy warranty coverage of meaningful duration. From commencement of operations in August 2008, we have received over 400 orders for distributed wind turbines to date with more than 300 shipped through December 2013. Of the units shipped, over 250 have been commissioned and are producing power at customer sites. As a result, our products do not have a long history of operating in the field and it will be some time before we will be able to determine the durability and reliability of our products after sale. In 2009 and 2010, we incurred substantial warranty expense with respect to our 100 kW turbines. We cannot assure you that such issues or new issues will not occur in the future. If our products are not sufficiently durable and reliable or otherwise perform below expectations, we could incur additional substantial warranty expenses, we could be required to pay liquidated or other contractual damages, our reputation could be harmed and our revenues could decline. Additionally, if we are unable to provide adequate warranty protection on affordable terms, the market acceptance of our products and the prospects for our growth could be materially adversely affected.

Performance obligations necessary to support our prototype 2.3MW turbines could be significantly higher than currently anticipated and could be higher than income we receive.

We produced and sold two prototypes of our 2.3MW turbine, which are installed and operating in a wind farm in Michigan. These turbines are owned and operated by a third party but we are currently contractually obligated to provide operation and maintenance, or O&M, and warranty services for such turbines, potentially for up to ten additional years, with certain liquidated damages for turbine non-performance. Although the performance of these turbines to date has met or exceeded all contractual performance requirements, the turbines are based on a prototype design and our experience with them is limited. Accordingly, there can be no assurance that such performance requirements can continue to be delivered, or can be delivered without high financial cost to the business.

We may suffer reputational harm or other damages as a result of unreliable wind resource data.

In the distributed wind market, there is at present insufficient reliable data for the wind resource available by geographic location at the tower heights of our turbines. In siting such turbines, purchasers may make decisions based upon insufficiently precise data, which could result in turbines being sited in geographic locations characterized by wind regimes that do not provide optimal conditions for the production of electric power. As a result, purchasers may not receive the expected economic benefits of ownership of wind turbines that we produce and our reputation could suffer. We also may be liable for liquidated damages, warranty claims or other costs if our turbines do not perform to contractual requirements or to customer expectations.

The distributed wind market is in the early stages of development and its future is uncertain.

We believe that the distributed wind market is in the early stages of development. Any catastrophic product failure, significant damage, or injury that could arise in this market, whether or not related to our products, may have a disproportionately negative impact on public perception of the efficiency, safety or general merits of distributed scale wind turbines, which could have a material negative effect on our revenues.

Our insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against us.

We are exposed to potentially significant risks associated with product liability or other claims if our products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against us in the future, any resulting adverse publicity could hurt our competitive standing and reduce revenues from sales of our products. The assertion of product liability, personal injury or property damage claims against us could result in significant legal fees and monetary damages and require us to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Our insurance coverage is limited for product liability and other claims against it, as well as for business disruption and natural disasters. Therefore, we may not have adequate insurance and financial resources to pay for our liabilities or losses from any such claim or cause.

If our working capital is insufficient to meet customer demand, we may have difficulty arranging for financing on favorable terms.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. If we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Our increased international operations may expose us to significant foreign tax risk.

We are increasing foreign operations and sales to foreign locations. Although we believe that we are effectively managing the risk of permanent establishment in countries as we expand, those positions could be challenged by tax authorities. If such a challenge was brought by a tax authority, we could incur significant costs in supporting our position as well as risk being ultimately subject to local taxation, which could be particularly significant in the case of countries in which we are licensing our technology.

Certain provisions in our organizational documents and Delaware law may delay or prevent a takeover of us by a third party.

Provisions in our Fourth Amended and Restated Certificate of Incorporation, as amended from time to time, and our Bylaws, as well as provisions of Delaware law, may have the effect of delaying or preventing a change of control of our company or changes in our management, even if doing so could be beneficial to our stockholders.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law.”

There are a number of risks associated with our international operations that could harm our business.

We sell products and provide services on a global basis and plan to expand into additional countries. Our ability to grow in international markets could be harmed by a number of factors, including:

•	changes in political and economic conditions and potential instability in certain regions;

•	currency control and repatriation issues;

•	changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to our business;

•	possible increased costs and additional regulatory burdens imposed on our business;

•	burdens of complying with a wide variety of laws and regulations;

•	difficulties in managing the staffing of international operations;

•	increased financial accounting and reporting burdens and complexities;

•	laws and business practices favoring local competitors;

•	terrorist attacks and security concerns in general;

•	reduced protection of our intellectual property rights; and

•	unfavorable tax rules or trade barriers.

In addition, we conduct certain functions, including customer sales and service operations, in regions outside of the United States. We are subject to both U.S. and local laws and regulations applicable to our offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the United States, including cost efficiencies and productivity improvements, could harm our business.

Our business is subject to the risks of earthquakes, fires, floods, other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism which could result in system failures and interruptions which could harm our business.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of our systems that are supplied by third-party service providers), and similar events or disruptions. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our facilities. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. A system outage or data loss could harm our business, financial condition and results of operations.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the Toronto Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer considered an “emerging growth company,” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a public company subject to these rules and regulations, we may find it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this Registration Statement and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations.

Changes or modifications in financial accounting standards may harm our results of operations.

From time to time, the Financial Accounting Standards Board, or FASB, either alone or jointly with the International Accounting Standards Board, or IASB, promulgates new accounting principles that could have a material adverse impact on our results of operations. For example, the FASB is currently working together with the IASB to converge certain accounting principles and facilitate more comparable financial reporting between companies who are required to follow generally accepted accounting principles, or GAAP, and those who are required to follow International Financial Reporting Standards, or IFRS. These efforts may result in different accounting principles under GAAP, which may have a material impact on the way in which we report financial results in areas including, among others, revenue recognition and financial statement presentation. We expect the SEC to make a determination in the future regarding the incorporation of IFRS into the financial reporting system for U.S. companies. A change in accounting principles from GAAP to IFRS would be costly to implement and may have a material impact on our financial statements and may retroactively impact previously reported transactions.

As a result of becoming a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, but we may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, either of which may harm investor confidence in us and the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission, or the SEC.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis. However, as an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 as long as we are an “emerging growth company.” We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31. After this five-year period, our independent registered public accounting firm will be required to report on our internal controls over financial reporting if the market value of our common stock held by non-affiliates exceeds $75 million. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Financial reporting and applicable regulations are complex, and failure to correctly interpret and abide by these standards could result in inaccurate financial information or reporting delays, which would have a significant impact on our reputation and value.

Our consolidated financial statements are prepared in accordance with U.S. GAAP (GAAP). We adopted multi-element revenue recognition for product sales entered into or materially changed on or after January 1, 2011. Our current contracts are composed of two or three units of accounting: the turbine product, commissioning services, and frequently, but not always, extended warranty services. Turbine revenue is recognized when title and risk of loss transfer to the customer, commissioning service revenue is recognized when performed, and extended warranty revenue is recognized over the extended warranty period when that period begins. With our expansion into licensing and development contracts, complex revenue recognition accounting issues must be considered which can result in us collecting significant cash milestone payments prior to being able to recognize revenue in accordance with GAAP. This could impact our ability to show demonstrated revenue expansion relative to our expected plans.

In addition, GAAP-based revenue recognition rules require a business to be able to reasonably estimate its warranty experience prior to recognizing revenues. The performance of all commissioned units experienced during the year will impact our estimates for our warranty obligations. In the event that we conclude we cannot reasonably estimate our warranty experience, we may not recognize revenues for GAAP purposes in the financial statements for a given period and all revenues and costs associated with units shipped through year end would be deferred on the balance sheet until we determine that we can reasonably estimate warranty costs.

The application of certain elements of GAAP can result in significant non-cash charges. Employee stock option plans can require fair-value accounting under GAAP which can result in such charges.

In November of 2013 we adopted the Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan, or the 2013 WPHI Plan. This plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants and directors of our company. 4,000,000 shares of WPHI common stock are authorized for issuance under the 2013 WPHI Plan, and approximately 2,800,000 options are currently outstanding under this plan. We have not yet estimated the amount of unrecognized stock-based compensation expense associated with such equity awards. The majority of the options granted under the plan provided for immediate vesting of 20% of such grants, which we expect to result in a significant increase in our fourth quarter of 2013 stock compensation expense. In December 2013, we also offered to holders of our current subsidiary level options the opportunity to exchange all such options for options under the 2013 WPHI Plan. This exchange offer closed in January 2014, and was accepted by virtually all option holders. As a result of the completion of this exchange offer, we will incur a significant stock compensation modification expense charge. We will calculate the modification charge based upon the accounting guidance of FASB ASC Topic 718. This non-cash charge will be incurred and reported during the first quarter of 2014.

Our consolidated federal tax return for the year ended December 31, 2009 was audited and the audit was closed without any changes to the return positions. The 2010 and subsequent U.S. tax returns as well as our state and Switzerland-based subsidiary’s 2009 and subsequent tax returns are still open to inspection and audit by tax authorities.

Failure to comply with the requirements of certain grant programs may result in a significant penalty.

The Defense Contract Audit Agency and an independent auditing firm, each on behalf of the Department of Energy and the National Renewable Energy Laboratory, respectively, are auditing various renewable energy development grant programs previously awarded to us, or which we had agreed to assume at our formation in acquiring certain assets and liabilities from Distributed Energy Systems Corporation. These audits are in various stages of completion and will eventually cover all years from 2003 until the grant project was completed or closed. We do not have adequate information to determine if the outcome of these audits will result in a cost to us. If we are found to have not complied with required standards or cannot support an audit to such standard, our liability to the U.S. Department of Energy or the National Renewable Energy Laboratory could be material.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited by provisions of the Internal Revenue Code.

As of December 31, 2013, we had net operating loss carryforwards for federal and state income tax purposes of approximately $110.5 million and $71.0 million, respectively. The annual use of our net operating losses may be limited following certain ownership changes under provisions of the Internal Revenue Code of 1986, as amended, and applicable state tax law. We have not completed a study to assess whether an ownership change will occur as a result of the Private Placement or the Acquisition or whether there have been one or more ownership changes since our inception, due to the costs and complexities associated with such study. Accordingly, our ability to use our net operating loss carryforwards to reduce future tax payments may be currently limited or may be limited as a result of the Private Placement, the Acquisition and any future issuance of shares of our stock.

Risk Factors Related to Our Industry and its Regulation

Changes to worldwide governmental subsidies and incentives in the wind power industry are unpredictable and have a significant impact on our ability to sell products and services.

The growth and development of the wind power industry in the United States, as in much of the world, has been supported through a variety of financial incentives and subsidies offered by governmental and regulatory bodies. The reduction or removal of the availability of such incentives would likely have a material adverse effect on our business and prospects. The expiration and curtailment of such incentives in the United States resulted in significant contraction of our distributed wind turbine sales in 2011 and 2012, and this market is expected to provide only a modest portion of our sales for the foreseeable future.

Incentives across multiple European countries, particularly Italy and the United Kingdom, are currently stimulating demand in the European marketplace. These incentives are each subject to actions of legislative bodies in the respective jurisdictions, and there can be no assurance that incentives effectively enhancing the demand for wind power equipment will remain in place, or that any changes in policy may not serve to clarify the economic return anticipated for new wind power equipment in various jurisdictions. If governmental authorities do not continue supporting, or reduce or eliminate their support for, the development of wind energy projects, our revenues may be adversely affected, our financing costs may increase, it may become more difficult to obtain financing, and our business and prospects may otherwise be adversely affected.

We operate in a highly regulated industry.

The market for electricity generating products is heavily affected by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation with the electric utility power grid. These regulations and policies could deter end-user purchases of wind energy products.

Future demand for wind energy may be limited.

While wind has been a leading source of new electrical generation capacity installed in the United States and Europe in recent years, the market for products that generate wind energy is still at a relatively early stage of development in the United States when compared to conventional sources of energy. Wind energy technology may not be suitable for widespread adoption and the reduction or termination of incentive programs in the United States has already had an adverse impact on our future growth in this market. If market demand for wind energy products in general, and for our products in particular, fails to develop sufficiently or in the time frame that we expect, or if an oversupply of turbines available to the market from various competitors causes a prolonged decrease in the prevailing prices for turbines, we may be unable to generate sufficient revenues to achieve and maintain profitability.

Worldwide economic conditions, and economic conditions in our primary marketplaces, could have a significant impact on our operating results and cash flows.

The U.S. and certain foreign economies primarily in Europe continue to experience a period of slow economic growth and conditions could deteriorate further. In particular, the recent credit and housing crises, the anomalous functioning of the credit markets generally in the wake of U.S. mortgage defaults, the difficulty of obtaining mortgages and construction loans, and conflicts in general could contribute to a large reduction in demand for products that require sizeable initial capital expenditures, such as our products. Other market uncertainties that may also affect our ability to generate and increase sales include the future of deregulation of the domestic electricity market, prevailing and future prices of oil and natural gas, and domestic and international policy responses to environmental issues. If current economic conditions do not improve, we may experience decreases in the demand for our products, which would harm our operating results and cash flows.

Risks Related to Ownership of our Common Stock

Existing executive officers, directors and holders of 5% or more of our common stock collectively own approximately 77% of our common stock and have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Because we are an early-stage company, our shares are concentrated in the hands of a few stockholders. A limited number of stockholders may have the ability to control or substantially influence all aspects of our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company. These actions may be taken even if they are opposed by our other stockholders.

The price of our common stock may fluctuate significantly, which may make it difficult for investors to sell shares of common stock at a time or price they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described in “Special Note Regarding Forward Looking Statements”, these factors include:

•	Actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	Changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to us or other financial institutions;

•	Reports in the press or investment community generally or relating to our reputation or the alternative energy industry;

•	Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions, or financings;

•	Fluctuations in the stock price and operating results of our competitors;

•	Future sales of our equity or equity-related securities;

•	Proposed or adopted regulatory changes or developments;

•	Domestic and international economic factors unrelated to our performance; and

•	General market conditions and, in particular, developments related to market conditions for the alternative energy industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will fluctuate and there can be no assurances about the levels of the market prices for our common stock.

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

There is no market for shares of our common stock. An active trading market for our shares may never develop or be sustained. The price for the common stock that we sell in the Private Placement will be determined through negotiations with the placement agent and the purchasers of such stock, and the negotiated price may not be indicative of the market price of our common stock after completion of the Private Placement. The market value of our common stock may decrease from the Private Placement price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into collaborations or acquire companies or products by using our shares of common stock as consideration. The market price of our stock may be volatile, and you could lose all or part of your investment.

Because we will become a reporting company under the Exchange Act by means other than a traditional underwritten initial public offering, we may not be able to attract the attention of research analysts at major brokerage firms.

Because we will not become a reporting company by conducting an underwritten initial public offering, or IPO, of our common stock, and because we will not be listed on a national securities exchange in the United States, security analysts of brokerage firms may not provide coverage of our company. In addition, investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we were to become a public reporting company by means of an IPO because they may be less familiar with our company as a result of more limited coverage by analysts and the media, and because we became public at an early stage in our development. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company. For as long as we are an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, certain reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. See “Business Summary — Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such standards apply to private companies. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an emerging growth company can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an emerging growth company, or (ii) affirmatively and irrevocably opt outs of the extended transition period provided in U.S. Securities Act Section 7(a)(2)(B). We have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies and, as a result, our financial statements may not be comparable to the financial statements of other public companies. In addition, we have availed ourselves of the exemption from disclosing certain executive compensation information in this Registration Statement pursuant to Title 1, Section 102 of the JOBS Act. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock share price may be more volatile.

We currently do not intend to pay dividends on our common stock for the foreseeable future.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” for more information. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Consequently, an investor’s only opportunity to achieve a return on the investment in us will be if the market price of our common stock appreciates and the investor sells shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that an investor pays.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our common stock may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if one or more analysts who covers us downgrades our stock, or publishes inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of the research analysts ceases to cover us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

The market price of our common stock may decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Assuming completion of the Private Placement and the Acquisition, as of March 31, 2014, we would have had an aggregate of 22,709,317 shares of common stock outstanding, assuming no exercise of outstanding options. The 6,125,000 shares sold in the Private Placement will be immediately tradable on the Toronto Stock Exchange without restriction. All of the remaining shares will likewise be immediately tradable on the Toronto Stock Exchange without restriction upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions under the escrow requirements of the Toronto Stock Exchange.

The lock-up agreements executed by Allen & Company LLC, Baker Investments, Inc., CWE LLC and RockPort Capital Partners III, LP expire on March 17, 2015, except that such holders may sell up to 10% of their shares of our common stock during the last six months of the lock-up period without consent, and Beacon Securities Limited, as lead agent in the Private Placement, may, in its discretion and at any time during such period, release all or any portion of the securities subject to lock-up agreements. The lock-up agreements executed by all of our other accredited investors expire on July 17, 2014, except that such holders may sell up to 10% of their shares of our common stock during such period without consent.

We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this Registration Statement, we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets before the holders of our common stock.

We may invest or spend the proceeds of the Private Placement in ways with which you may not agree or in ways which may not yield a return.

Our management will have broad discretion in using the net proceeds from the Private Placement. Proceeds of the Private Placement are expected to be allocated between our businesses in line with management’s determinations and consistent with the updated 2014 operating plan. Investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds will be used appropriately and investors may disagree with how they are used. Investors will be relying on the judgment of our management who may fail to apply such proceeds in ways that benefit the business or increase our value. If the proceeds are not applied effectively, the ability to maintain and grow the business could be impaired.

Wind Power Holdings, Inc. is a holding company with its only asset being ownership of Northern Power Systems, Inc.

We are a holding company and have no material non-financial assets other than our ownership of Northern Power Systems, Inc. We have no independent means of generating revenue. To the extent that we need funds beyond our own financial resources to pay liabilities or to fund operations, and Northern Power Systems, Inc. is restricted from making distributions to us under applicable laws or regulations or agreements such as credit arrangements with third parties, or does not have sufficient earnings to make these distributions, we may have to borrow or otherwise raise funds sufficient to meet these obligations and operate our business and, thus, our liquidity and financial condition could be materially adversely affected.

Item 2.	Financial Information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data regarding our business should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Registration Statement. We derived the consolidated statement of operations data for 2013 and 2012 and the consolidated balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this Registration Statement.

	Year Ended December 31,
	2013	2012
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
REVENUES:
Product	$19,142	$16,509
License	—	10,000
Design services	522	—
Service	934	891

Total revenues	20,598	27,400

COSTS OF REVENUE AND OPERATING EXPENSES:
Cost of product revenues	16,346	15,968
Cost of service revenues	3,012	3,205
Sales and marketing	2,977	2,902
Research and development	4,238	4,260
General and administrative	6,938	7,126
Asset held for sale loss	768	—
Restructuring charges	70	2,145
Impairment of certain long-lived assets	—	1,451

Total costs of revenue and operating expenses	34,349	37,057

Loss from operations	(13,751)	(9,657)
Change in fair value of warrants	172	4,545
Interest expense	(514)	(88)

Loss before provision for income taxes	(14,093)	(5,200)
Provision for income taxes	35	1,014

NET LOSS	(14,128)	(6,214)
Other comprehensive income (loss)
Foreign currency translation adjustment	—	(2)

COMPREHENSIVE LOSS	$(14,128)	$(6,216)

Net loss applicable to common shareholders (Note 2)	$(17,815)	$(12,388)
Net loss per common share
Basic and diluted	$(2.95)	$(527.71)

Weighted average number of common shares outstanding
Basic and diluted	6,032,481	23,475

	Year Ended December 31,
	2013	2012
Stock-based compensation expense:
Cost of revenue	$71	$143
Sales and marketing	43	87
Research and development	68	18
General and administrative	519	723

Total stock-based compensation	701	971
Restructuring charges	75	522

Total stock-based compensation	$776	$1,493

	As of December 31,
	2013	2012
Consolidated Balance Sheets:
Cash	$4,534	$4,456
Accounts receivable	1,961	1,161
Property, plant and equipment — net	1,414	1,900
Asset held for sale	1,300	2,077
Working capital (deficiency)	(16,241)	3,592
Total assets	27,545	20,026
Convertible preferred stock	—	135,073
Total stockholders’ equity (deficiency)	$(11,402)	$4,246

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere.

Overview

We are a growing provider of advanced technology primarily for the wind energy sector. We design, manufacture and service next-generation Permanent Magnet Direct-Drive wind turbines for the distributed wind market, and we license our existing and evolving utility-scale wind turbine platform to large manufacturers on a global basis. We also provide engineering and development services for a wide variety of energy applications, including microgrids, generators, power conversion systems, advanced drive-train development, and wind and marine turbine solutions.

With origins dating back to 1974 and new turbine development starting in 1977, we have almost 40 years of experience in developing advanced, innovative wind turbines, as well as technology for other applications within clean-energy generation. Currently we are focused on commercializing sales of our next generation wind turbines which are built leveraging our Permanent Magnet Direct-Drive technology which is based on a vastly simplified architecture that utilizes a unique combination of a permanent magnet generator and direct-drive design. This revolutionary approach uses fewer moving parts, and we believe it delivers higher energy capture, and provides increased reliability due to reduced maintenance and downtime costs.

Since the introduction of our advanced technology turbines in late 2008, we have sold over 400 distributed wind turbines in a combination of 60kW and 100kW models, and shipped more than 300 of such units which have run for an aggregate of over 4 million hours. We have also manufactured and commissioned two prototype 2.3 MW utility-class wind turbines which have several years of cumulative operation experiencing availability in excess of 95%. We have successfully licensed our utility-class technology, on a non-exclusive basis, to a China-based company, China First Heavy Industries or CFHI and have entered into a strategic partnership with a Brazilian-based company, WEG Equipamentos Elétricos S.A., or WEG, although we have yet to recognize significant revenues from the Brazilian partnership. Our Brazilian partnership includes exclusive rights to certain components of our technology in Brazil and non-exclusive rights within the remainder of South America. We also enter into technology development service agreements in the renewable energy sector which include microgrid solutions, energy conversion systems, advanced drive-train development, and general technology in a number of related areas including marine turbine design. We accept these engagements when they provide an opportunity to enhance our intellectual patent portfolio and technical expertise, and when they offer meaningful economic benefits to the Company.

We began operations in August 2008 after acquiring the wind turbine business of Distributed Energy Systems Corporation, through a bankruptcy transaction. The acquired assets included technology and know-how for the design, manufacture, and marketing for a range of wind turbines from 60 kW to approximately  1⁄2 MW. Subsequent to the 2008 acquisition, we have invested more than $100 million to develop, manufacture and license our utility-class turbine platform and to expand our distributed wind turbine business.

We originally intended to be a direct manufacturer of utility-class turbines. In 2011, our utility-class business was adversely impacted by the United States Department of Energy’s decision to put the Company’s application for support under its 1703 loan guarantee program on indefinite hold. This decision curtailed the Company’s ability to have federal loan support to develop a $40 million wind farm in Michigan which would have included 13 of our utility-class turbines. Cancelling the loan guarantee contributed in part to our decision in 2012 to restructure the Company, our management team, and recast the strategic direction from manufacturing utility-class turbines to pursuing license and technology development contracts.

We have incurred net losses each year since inception, including net losses of $14.1 million and $6.2 million for the years ended December 31, 2013 and 2012, respectively. We have an accumulated deficit of $151.3 million as of December 31, 2013.

Our long-term goal is to be the leading provider of distributed wind turbines globally, and to participate in the utility-class wind turbine market through a combination of niche direct sales and licensing into high-growth regions. The distributed turbine market is a nascent market that we believe we can influence to optimize on our technology. The utility-class market is a large and well established market with dominant players and a generally low rate of growth. However it is generally recognized that certain regions of the world are experiencing significant growth with new local participants driving the expansion. Our licensing strategy, which we have successfully executed in China and Brazil, is to identify likely dominant participants in these markets and create strategic partnerships with these companies. These partnerships include the licensing of our technology and our ability to source turbine components as well as entire turbines from such partners to support our direct sales into niche installations in other parts of the world. Although we believe that we have a unique and competitive technology offering to licensees, the market for licensing wind turbine technology is relatively nascent and our experience in this market is limited, and we therefore may not be successful in entering into future license arrangements. However, we believe this overall business strategy optimizes the value we can create from our core competency in wind turbine technology.

How We Conduct Our Business

We manage our business under four business lines:

•	Product Sales and Service — Included in this business line are our sales of distributed-class turbines along with related services, other products produced and sold to customers, as well as, in the future our direct sales of utility-class turbines. This business line reflects 97% and 64% of our revenues for the years ended December 31, 2013 and 2012, respectively.

•	Technology Licensing — Included in this business line is the licensing of packages of our developed technology. This business line reflects 0% and 37% of our revenues for the years ended December 31, 2013 and 2012, respectively.

•	Technology Development — Included in this business line is our development of technology for customers. For the year ended December 31, 2013 we have developed technology for certain customers reflecting 3% of revenues during the period. In 2012 we had no sales of technology development services.

•	Shared Services — These costs and expenses are comprised mainly of the general and administrative departments including executive, finance and accounting, legal, human resources, and IT support, as well as certain shared engineering, and in certain circumstances, sales and marketing activities

We have certain customer segments that are specific to each of our business offerings but we also have customers that see significant value in our ability to bring full suite licensing, development and prototype production of projects and therefore leverage offerings across potentially all of these capabilities.

Our international revenue was $16.1 million and $23.7 million for the years ended December 31, 2013 and 2012, respectively, representing 78% and 87% of our revenues for those periods, respectively. We expect the majority of our revenue to continue to be outside of the United States for the foreseeable future. An increasing amount of our revenues were denominated in a currency other than our reporting currency, the United States Dollar, increasing from an immaterial amount in 2012 to 45% during the year ended December 31, 2013. We expect to see an increasing proportion of our revenues denominated in Euros and potentially other non-U.S. Dollar currencies over time as we continue to expand our international sales. We do not currently use any instruments to hedge our currency risk, which could therefore subject our results to variation in performance from the fluctuation of such currencies. In the future, we may consider employing hedging strategies to reduce currency fluctuation risk.

We are headquartered in Barre, Vermont with a European sales headquarters in Zurich, Switzerland.

How We Evaluate Our Operations

In managing our business we use a variety of financial and operational metrics to assess our performance, including:

Order count and backlog value of our product sales and related services;

Deferred revenues;

Segment: revenue, gross profit, and loss from operations, and;

Adjusted EBITDA.

Orders Count and Backlog Value of our Product Sales and Services

We track the count and value of orders executed with our customers during a period, as well as the cumulative balance of such orders as leading indicators of our revenue performance. We do this for sales of our turbines separately from sales of other products that we produce, but in both cases we consider an order executed when a contract has been duly signed and a deposit for such contract has been received.

•	Turbine Sales — We determine order value for our turbine backlog as the turbine sale price along with our best estimate of other services expected to be rendered such as shipping, installation and other services to ensure the effective initial operation of the turbine. Our backlog of orders for distributed turbines generally, but not always, converts to revenue for us within a one year period. The timing of such revenue recognition is impacted by customer specific installation conditions such as site preparation and readiness by local utilities for grid connection. We do not include the value of subsequent services such as operations and maintenance support that we might provide for such turbines.

•	Other Product Sales — We track order value of other products that we sell based upon our proprietary technologies in aggregate. Other products include non-turbine products such as maintenance kits, generators, and converters we assemble and sell to customers.

Deferred Revenues

We believe that deferred revenue is a leading indicator of our revenue performance. We present values on our balance sheet as deferred revenue at such time as cash has been collected from our customer and certain aspects of the earnings process have been completed but recognition as revenue has not been achieved in conformity with Accounting Principles Generally Accepted in the United States, or GAAP. Each of our three customer facing lines typically has deferred revenue balances, including:

•

Product Sales and Services — When sales of our products involve transferring title of the equipment at delivery, which we have determined to be the correct point for recognition of revenue, we present products which have been produced and shipped but not delivered as deferred revenue. We also defer the recognition of revenue for our operations and maintenance services that are performed over a period of time; revenue from such contracts is recognized ratably over the contract period. We present cash values collected from customers of such contracts, net of the related recognized revenue, as deferred revenue.

•	Technology Licensing; and Technology Development — Our license and technology development agreements frequently result in our collection of cash for our delivery of certain milestones, however, such milestones do not reflect the culmination of the earnings process and we therefore present the related cash collections as deferred revenue.

Segment Revenues, Gross Profits, and Loss from Operations

We define segment gross profit as segment revenues less certain direct cost of sales and services. We define segment loss from operations as segment gross profit less operating expenses adjusted for noncash items such as depreciation, amortization, impairments, stock based compensation, and/or restructuring charges. We use these profitability measures internally to track our business performance.

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization, non-cash compensation expense, changes in the fair valuation of certain liability classified instruments, and certain other one-time non-cash charges.

Adjusted EBITDA is a key financial measure used by our management and by external users of our financial statements, such as investors, commercial banks and others, to:

•	assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure or historical cost basis;

•	assess our ability to incur and service debt and fund capital expenditures; and

•	generate future operating plans and make strategic decisions.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. Some of the limitations in adjusted EBITDA are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not include the impact of stock-based compensation;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and stock-based compensation, from our adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations.

Because of the aforementioned limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net loss, cash flow metrics and our financial results presented in accordance with GAAP.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our financial performance and results of operations are as follows:

Demand for Renewable Energy and Specifically for Wind Power Energy

Changes in prices of oil, coal, natural gas and other conventional energy sources influence the demand for electricity and for alternative energy sources. Our business expansion and revenue growth has depended, and will continue to depend, on demand for renewable energy, specifically wind power energy products and future growth of the wind turbine market which will be affected by the growth of the global and regional economies, the stability of financial markets and the ability of wind turbine manufacturers to further expand production capacity and reduce manufacturing costs.

Wind Turbine Sales to Customers

We began commercial delivery of our platform of distributed-class wind turbines in 2008. The Company recognize revenue based on the value of the turbine product when title is transferred assuming all other criteria for revenue recognition have been met.

Consequently, our results of operations have been and will continue to be significantly affected by the number of units of wind turbines we sell and the timing of revenue recognition on such sales at any given period. In addition, since certain of our wind turbine products are sold at different prices and we are developing other models of wind turbines, we expect changes to our product mix will also affect our results of operations and margins. See “Critical Accounting Policies — Revenue Recognition.”

Government Policies Including Incentives, Tariffs, Taxes and Duties Affecting the Wind Power Sector

Government incentives continue to be one of the main drivers for developing wind energy technology and increasing capacity. Although government support programs differ from country to country, a number of countries have implemented incentive schemes, thus providing various types of subsidies to wind power developers and long- term tariffs. Historically, we and our customers have benefited from fiscal benefits applicable to investments in the wind power industry by state and local governments in the US and Europe. Changes in these policies have affected, and will continue to affect, the investment plans of our customers and the Company as well as our business, financial condition, and results of operations.

Currently there are certain feed-in-tariff regimes in Italy and the United Kingdom supporting the installation and operation of distributed-class wind turbines. Since these regimes were clarified recently relative to the sales cycles of our turbines and our distributed-class turbines are well suited for these installations, our orders for distributed-class turbines have increased in 2013 as compared to prior periods. Published information from the United Kingdom indicates that the feed-in-tariff rates may decline by 10% as of August 2014 and 20% in 2015. Italian feed-in-tariff rates will decline by 2% as of January 2015. Recent indications provided by the Italian authorities indicate the feed-in-tariff may be extended until 2020 with an annual decline of 2%, expected to be confirmed in summer 2014. During this period we expect to continue to expand our product offering and sales force to increase our sales in other regions.

Development of the Distributed Wind Market

Applications for distributed energy, and as a subset distributed wind, continue to evolve globally. Many regions of the world have notable proportions of their population with either no access to electrical power or with unstable power access. It is important to the growth of our business to have offerings that are well suited to support such distributed energy needs. We expect to continue to invest in both research and development to refine our distributed-class turbine offerings as well as in our sales force to develop opportunities globally for the sales of our turbines.

International Expansion

We intend to invest in the expansion of our international sales and marketing efforts as we see opportunities for us to expand direct turbine sales, and technology licensing and development offerings. Certain regions are expanding wind power as a source of energy driven either by the natural cost of energy in such regions or by certain incentive regimes. We currently derive a significant proportion of our revenue outside of the United States, and we expect this to continue. We currently intend to increase our sales and marketing investment on targeted regions with strong wind resource within any of Asia, Europe, China, India and Russia.

Pricing of Wind Turbines

Pricing of our wind turbines is principally affected by the overall demand and supply in the wind power equipment industry and by the average wind turbine manufacturing cost. We price our wind turbines with reference to the prevailing market prices when we enter into sales contracts with our customers, taking into consideration our estimated costs and an appropriate expected gross profit margin.

Prices of Raw Materials and Components and Their Availability

Raw materials and components used in the production of our wind turbines are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. The fluctuations in prices of such raw materials and components and their availability will affect our operating results.

We generally engage two suppliers for each of our major components in order to minimize the dependency on any single supplier. We currently have certain critical components for which we only have a single source supplier but believe that most components and raw materials we require for our production are generally available.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our distributed wind turbines, our operating results and future growth depend on our ability to continue to develop and license technologies, and market technologically advanced and cost competitive wind turbines. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, low wind velocity and coastal areas, as well as reduce the cost of our offerings. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

Our Ability to Source and Manage Working Capital Requirements

Our business operations require significant working capital. Our operating results and future growth depend on our ability to optimize the working capital cycle time and to source adequate working capital commensurate with the size of our business. Some of our suppliers require us to make prepayments in advance of shipment. We have currently started providing our customers with alternative payment options, such as letters of guarantee. Historically, we have managed to optimize our working capital cycle time and to source the required working capital from banks and capital financings.

Seasonality in Our Operations

Wind turbine sales in the regions in which we currently sell our turbines are affected by seasonal variations and the timing of government incentive structures. In order to satisfy the delivery schedules, we manufacture most of our wind turbines during the second and third quarters of each year for delivery and installation in the third and fourth quarters. This schedule is due primarily to the weather conditions which are more favorable in these quarters for installation in northern areas to which we supply most of our wind turbines. We expect that the seasonality will gradually lessen as we obtain more purchase orders for sale of wind turbines in additional geographies.

Investment in People

We intend to invest in hiring and retaining talented employees to grow our business and increase our revenue. As of December 31, 2013, we had 102 full-time employees, an increase of 3 full-time employees, or approximately 3%, from December 31, 2012. We expect to grow headcount for the foreseeable future as we continue to invest in our business. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP.

Wind Power Holdings, Inc., or WPHI, and its wholly-owned subsidiaries, Northern Power Systems, Inc., or Northern, and Northern Power Systems Utility Scale, Inc., or Utility Scale are herein collectively referred to as the “Company.” WPHI was formed on August 12, 2008, to hold all of the issued shares of Northern which had been formed on July 14, 2008 (date of inception) to acquire the wind turbine business of Distributed Energy Systems Corp. and its wholly owned subsidiary, NPS Liquidating, Inc. On August 15, 2008, Northern acquired the business and assumed certain specified liabilities of the wind turbine business of these two companies pursuant to an Asset Purchase Agreement dated July 17, 2008, in a transaction approved by the U.S. Bankruptcy Court for the District of Delaware in connection with the bankruptcy of Distributed Energy Systems Corp. and NPS Liquidating, Inc. Utility Scale was formed on November 13, 2009 to pursue our development of utility-class wind turbines. Northern also has two wholly owned subsidiaries, Northern Power Systems AG, a Switzerland corporation, and Northern Power Systems S.r.l., an Italy limited liability company. On December 31, 2013, Utility Scale was merged into Northern in order to combine our business into one operating company.

Stock Based Compensation

In 2011 we completed an options exchange in which employees accepted new, at the money, options to purchase Northern and/or Utility Scale common stock in exchange for certain options that had previously been issued to purchase WPHI common stock, along with additional fair value grants at the subsidiary level. We determined that these options should be accounted for as liability awards, which results in the options being recorded on our balance sheet at their fair value as of each reporting date. The change in the stock option liability balance is partially due to the change in fair value, and partially due to the change in the number of options outstanding at each reporting period. The fair value of options granted under the Northern Power Systems 2011 Stock Option Grant Plan increased from $0.53 per share at December 31, 2012, to $0.61 per share at December 31, 2013. The fair value of options granted under the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan increased from $0.70 per share as of December 31, 2012, to $0.80 as of December 31, 2013. Total stock compensation expense, not including restructuring charges, for the year ended December 31, 2013 was $0.7 million, compared with $1.0 million for the year ended December 31, 2012.

In November 2013 we adopted the Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan, or the 2013 WPHI Plan. This plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants and directors of our company. 4.0 million shares of WPHI common stock are authorized for issuance under the 2013 WPHI Plan and approximately 2.6 million options are currently outstanding under this plan. The majority of the options granted under the plan provided for immediate vesting of 20% of such grants, which resulted in a $0.4 million increase in our fourth quarter of 2013 stock compensation expense. The new options were granted “at the money” based on an updated valuation of WPHI.

Effective December 31, 2013, we merged Utility Scale into Northern and completed a recapitalization of Northern’s capital stock. In connection with these events, in December 2013, we commenced an offer to holders of options to purchase common stock of Northern and/or Utility Scale to exchange such options for options to purchase WPHI common stock to be issued under the 2013 WPHI Plan. The exercise price for the newly-issued stock options for holders accepting the exchange offer was equal to the fair market value of WPHI common stock at the date of the closing of the exchange offer. The newly-issued options were vested to the extent that the exchanged options were vested and will terminate on the same date as the exchanged options. This exchange offer closed in January 2014, and was accepted by virtually all option holders. As a result of the completion of this exchange offer, we may incur a significant stock compensation modification expense charge. We will calculate the modification charge based upon the accounting guidance of ASC Topic 718. This non-cash charge will be incurred and reported during the first quarter of 2014.

In March 2014, the Toronto Stock Exchange (the “TSX”) informed the Company that it would be required to reprice the options issued in January 2014 upon completion of the option exchange described in Note 13, Stock Based Compensation and Employee Benefit Plans, so that the exercise price for such options would be equal to the price per equity security sold in the private placement. The Board of Directors of the Company determined effective the end of March 2014 that it would reprice these options as required by the TSX and as permitted by the option exchange documents, but would not modify the number of shares issued to employees. The Company will account for the March repricing by considering the event a modification of such options at such time. The Company will be concluding the accounting for all activities associated with the option exchange as well as repricing as part of reporting its results for the three months ended March 31, 2014.

In connection with the adoption of the 2013 WPHI Plan, the Board of Directors and stockholders of Wind Power Holdings, Inc. authorized the termination of the Wind Power Holdings, Inc. 2008 Equity Incentive Plan, the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan, to be effective upon completion of the exchange offer described above. Options which are outstanding under the Wind Power Holdings, Inc. 2008 Equity Incentive Plan will remain outstanding under the terms of the applicable option agreements and such plan, but no further grants will be made under such plan. Options which are outstanding under the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan and not tendered for exchange by the holders thereof were automatically converted to options to purchase WPHI common stock under the 2013 WPHI Plan as part of the merger of Utility Scale into Northern and the recapitalization of Northern described above.

Significant Accounting Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effects of any necessary adjustments prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of consolidated financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We use estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from licensing and development agreements; realizability of accounts receivable; valuation of inventory, warranty reserves, deferred income tax assets, stock-based compensation and warrants, and contingencies.

Results of Operations of the Year Ended December 31, 2013 and the Year Ended December 31, 2012

Overview

Our general activity during the year ended December 31, 2013 was primarily focused on: expanding our order backlog of distributed turbines in key European markets, continuing to expand our technology licensing and development business, designing a next generation platform of our distributed class turbine which is projected to reduce our cost of the turbine while increasing energy capture, and increasing the production of our distributed class turbines.

Our general activity during the year ended December 31, 2012 was primarily focused on: transitioning our distributed turbine sales from the United States to Europe, reducing the cost and increasing the dependability of our distributed-class turbines, and restructuring our utility-class product offering and our business leadership. Our restructuring efforts were aimed at reducing our operating expenses and re-aligning our business to a less capital intensive model while realizing the value of our developed utility-class turbine technology. During this period we began to focus our distributed turbine sales efforts on Europe in response to changing global incentive structures.

Revenue, Orders and Deferred Revenue

Total revenues from product sales, license arrangements, and services decreased by $6.8 million, or 24.8%, to $20.6 million for the year ended December 31, 2013 from $27.4 million for the year ended December 31, 2012.

A comparison of our revenues for the years ended December 31, 2013 and 2012 is as follows (dollars in millions):

	Year Ended December 31,
	2013	2012	Change	% Change
Product Sales and Service	$20.1	$17.4	$2.7	15.5%
Technology Licensing	—	10.0	(10.0)	(100.0)%
Technology Development	0.5	—	0.5	N.M.

Total	$20.6	$27.4	$(6.8)	(24.8)%

Product Sales and Service

The increase in our product sales and service revenue was primarily attributable to the recognition of the sale of 63 units of our distributed-class turbine sales in the year ended December 31, 2013 resulting in revenue of $18.9 million along with $0.9 million of related service revenue. During the year ended December 31, 2012, we recognized revenue on the sale of 44 units of our distributed-class turbines resulting in revenue of $14.3 million along with $0.7 million of related service revenue. Utility-class product revenue declined by $2.0 million as one partial unit, consisting of a nacelle only, was sold during the year ended December 31, 2012 as part of a technology licensing transaction, compared to no sales of utility-class turbines in 2013.

During the year ended December 31, 2013, we executed 148 new distributed-class turbine sales orders and, as of December 31, 2013, we had 147 orders in our backlog with an associated sales value of approximately $40 million. During the year ended December 31, 2012, we executed 44 new distributed-class turbine sales orders, and as of December 31, 2012 we had 73 orders in our backlog with an associated sales value of approximately $21 million. Our deferred revenue balance associated with turbine sales and related service at December 31, 2013 was $3.6 million and at December 31, 2012 it was $2.4 million. Our backlog of orders for distributed turbines generally, but not always, converts to revenue for us within a one year period. The timing of such revenue recognition is impacted by customer specific installation conditions such as site preparation and readiness by local utilities for grid connection.

Technology Licensing Revenue

The decrease in our licensing revenue to $0 in the year ended December 31, 2013 from $10.0 million in the year ended December 31, 2012 reflects the nature and structure of the license contracts that we have consummated in such periods. In 2012 we consummated a license of our first generation utility-class technology to a customer in China, China First Heavy Industries, or CFHI, on a non-exclusive basis along with the sale of certain equipment in exchange for a one-time license fee and equipment purchase fee. The license revenue element of this agreement was recognized in the year ended December 31, 2012 since the execution of such license agreement was complete and cash was collected. In connection with this license agreement, $1.0 million of proceeds was withheld and remitted by CFHI for our Chinese income taxes due. Such taxes are presented as income tax expense in our financial statements. Revenue for the entire arrangement of $12 million was allocated between the sale of the licensed intellectual property and sale of the equipment. We determined the allocation of this arrangement by an analysis of the best estimate of sale price for each element.

In the year ended December 31, 2013 we executed a contract forming a strategic partnership with a partner in Brazil, WEG Equipamentos Elétricos S.A., or WEG, for among other things, the license of our 2.1MW utility-scale wind turbine design and related technology. We did not recognize any revenue associated with this contract in the year ended December 31, 2013. As of December 31, 2013, $1.3 million of cash collected for the completion of certain milestones associated with our WEG and other license agreements was recorded on our balance sheet as deferred revenue. Our contract with WEG allows for us to ultimately earn $3.4 million in license fees and in excess of $10 million in royalty revenues over time, for the license of our 2.1MW platform exclusively in Brazil and non-exclusively in the rest of South America. Our deferred revenue balance associated with Technology Licensing was $1.7 million and $0 as of December 31, 2013 and 2012, respectively.

Technology Development Revenue

The increase in our development revenue for the year ended December 31, 2013 increased to $0.5 million compared to $0 for the same period 2012. This increase is principally due to the completion of the development of generator technology related to development and licensing contracts.

Cost of Goods Sold and Cost of Services

Cost of goods sold and cost of services collectively increased by $0.2 million or 1.0% in the year ended December 31, 2013 to $19.4 million as compared to $19.2 million in the year ended December 31, 2012.

	Year Ended December 31,
	2013	2012	Change	% Change
Product Sales and Service	$18.1	$17.4	$0.7	4.0%
Technology Licensing	0.1	0.2	(0.1)	(50.0)%
Technology Development	0.2	—	0.2	N.M.
Shared Service	0.2	0.2	—	—%
Unallocated	0.8	1.4	(0.6)	(42.9)%

Total	$19.4	$19.2	$0.2	1.0%

Product Sales and Service Cost of Goods and Costs of Service Sold

The increase in product sales and service cost is primarily attributable to recognition of 63 units of our distributed-class turbine sales in the year ended December 31, 2013 as compared to 44 units in the same period in 2012. Our cost of goods sold was $15.8 million for product sales along with $2.3 million of related service costs for the year ended December 31, 2013 and $14.8 million for product sales along with $2.6 million of related service costs for the same period in 2012. The increase is attributable to a $3.5 million increase in distributed-class cost of goods sold partially offset by $2.8 million lower utility-class cost of goods sold for the year ended December 31, 2013 as compared to the same period in 2012. This reduction in utility-scale cost of goods sold is primarily attributable to the absence of costs of sales associated with the sale of one partial turbine as part of our technology licensing sale in 2012 to CFHI.

Technology Licensing Cost of Service

When we are developing technology licensing packages that we can license to multiple potential customers we treat the cost of such activities as research and development expense. When we refine developed packages to meet the specific needs of customers licensing our technology, whether such license agreement is ultimately executed or not, we record such costs as cost of services. In the year ended December 31, 2013, such costs of services were $0.1 million and in the same period of 2012 they were $0.2.

Technology Development Cost of Service

When we are developing technology for customers the cost of creating such technologies are classified in the cost of sales. The cost of such technology development for the year ended December 31, 2013 increased by $0.2 million compared to $0 for the same period of 2012.

Shared Service

Shared service cost of sales consists of the allocation of IT expenses.

Unallocated

The costs from unallocated expenses for the year ended December 31, 2013 decreased by $0.6 million to $0.8 million compared to $1.4 million for the same period in 2012. The decrease is primarily related to lower stock comp expense explained by our 2012 restructuring activities and amortization expense explained by long-lived asset write downs through impairment in 2012.

Segment Gross Profit (dollars in millions)

	Year Ended December 31,
	2013	2012	Change	% Change
Product Sales and Service	$2.0	$—	$2.0	N.M.
Technology Licensing	(0.1)	9.8	(9.9)	(101.0)%
Technology Development	0.3	—	0.3	N.M.
Shared Service	(0.2)	(0.2)	—	—%
Unallocated	(0.8)	(1.4)	0.6	42.9%

Total	$1.2	$8.2	$(7.0)	(85.4)%

Product Sales and Service

Gross profit from product sales and service for the year ended December 31, 2013 increased by $2.0 million to $2.0 compared to $0 million for the same period in 2012 principally due to an increase in sales distributed-class turbines of $4.6 million partially offset by lower utility-class turbine sales of $2.0 million and higher cost of goods sold $0.3 million in 2013.

Technology Licensing

Gross profit from technology licensing for the year ended December 31, 2013 decreased by $9.9 million to $(0.1) million compared to $9.8 for the same period in 2012 principally due to the absence of recognizing the revenue for a technology license in 2013.

Technology Development

Gross profit from technology development for the year ended December 31, 2013 increased by $0.3 million to $0.3 million compared to $0 for the same period in 2012 principally due to recognizing revenues for developed technology in 2013.

Unallocated

Unallocated expenses for the year ended December 31, 2013 decreased by $0.6 million to $(0.8) million compared to $(1.4) million for the same period in 2012 principally due to decreases in stock compensation expense, depreciation and amortization expenses related to certain long-lived asset write downs and restructuring charges.

We do not present gross profit as a GAAP financial measure on our condensed consolidated statement of operations. We do review a calculation of segment gross profit internally as we review our financial performance, and in such review we exclude certain charges because we believe such charges are not indicative of future performance, including specifically restructuring and impairment charges. Such charges are presented on our GAAP Statement of Operations as separately disclosed charges.

Operating Expenses

Research and Development Expenses

Research and development expenses decreased by $0.1 million or 2% to $4.2 million for the year ended December 31, 2013 from $4.3 million for the year ended December 31, 2012. The decrease in research and development expenses is due in part to a higher proportion of our engineering workforce providing technology development services, which is presented as Cost of Services, as well as continued expense containment.

Sales and Marketing

Sales and marketing expenses increased by $0.1 million or 3% to $3.0 million for the year ended December 31, 2013 from $2.9 million for year ended December 31, 2012. The increase in sales and marketing expenses is driven by a net expansion in sales and marketing resources, with our expansion of European investment more than offsetting declined investment in North America.

General and Administrative Expenses

General and administrative expenses decreased by $0.2 million or 3% to $6.9 million for the year ended December 31, 2013 from $7.1 million for the year ended December 31, 2012. The decrease in our general and administrative costs is primarily explained by continued cost control after our restructuring in the year ended December 31, 2012 which included reductions in our leadership team. Compensation and benefit expenses are $0.7 million lower in 2013 partially offset by an increase of $0.4 million in consulting expenses and an increase of $0.3 million in legal expense.

Asset Held for Sale

On December 12, 2013 the Board of Directors approved a plan to sell our corporate headquarters and production facility located at 23 Pitman Road, Barre, Vermont. We intend to relocate to other more suitable production and technology space within the state of Vermont. We marketed the facility through a real estate broker which initially found three potential purchasers. As of the date of the issuance of these financial statements one interested unaffiliated party has progressed in seeking to purchase the facility. We believe that effective December 12, 2013, the facility became an asset held for sale based upon the decision by our Board of Directors at such time, as well as meeting the other criteria in ASC 360-10-45-8, Impairment and Disposal of Long-Lived Assets — Other Presentation Matters, Long-Lived Assets Classified as Held for Sale. Therefore, we reclassified the land, building, and building improvements as well as associated accumulated depreciation from property, plant and equipment to assets held for sale as of December 31, 2013 and 2012. Based upon the marketing of the facility as well as the indication of value from the currently interested potential buyer, we believe that the current fair value of the facility is $1,300. This value was lower than the carrying value at December 12, 2013 of $1,973 and, therefore, we calculated an asset held for sale loss by taking the difference between the sale price and the carrying value of the building along with the estimated direct costs of a sale transaction which resulted in a loss of $768.

Impairment

Impairment expense decreased to $0 million for the year ended December 31, 2013 from an impairment expense of $1.5 for the year ended December 31, 2012.

We review our long-lived assets for impairment when an impairment indicator suggests that such assets might be impaired. The factors considered by us in performing this impairment assessment include current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. In the year ended December 31, 2012 we performed such testing and concluded that developed technology and certain of our distributed-class turbine intellectual property intangible assets were impaired and such impairment was concluded to be $1.5 million. We considered certain qualitative factors in 2013 concluding that no impairments of long-lived assets existed.

Restructuring

Restructuring expense decreased to $0.1 million for the year ended December 31, 2013 from $2.1 for the year ended December 31, 2012.

In April 2012, we committed to a restructuring plan for re-aligning our utility-class offering, changing the nature of our operations from being primarily a designer and developer of utility-class wind turbines to a licensor of technology and a provider of development services, as well as restructuring our leadership structure. These actions resulted in the reduction of 40% of our total headcount and the closure of a manufacturing facility. Associated with this restructuring, we recorded a charge of $2.1 million for the reduction in the realizable value of certain assets, the costs of severance, and the modifications of stock-based compensation programs. No such plans were initiated in the year ending December 31, 2013, however accounting for the fair-value change of certain 2012 restructured stock based compensation awards resulted in a $0.1 million charge in 2013.

Loss from Operations

Our loss from operations increased by $4.1 million to $13.8 million for the year ended December 31, 2013 compared to $9.7 million for 2012. The increase in our loss from operations for the year ended December 31, 2013 is principally due to the decrease in gross profit of $7.0 million and an increase in losses for asset held for sale of $0.8 million, these were partially offset by reductions in impairment and restructuring charges of $1.5 million and $2.0 million, respectively.

Segment Loss from Operations (dollars in millions)

	Year Ended December 31,
	2013	2012	Change	% Change
Product Sales and Service	$(3.5)	$(7.0)	$3.5	50.0%
Technology Licensing	(1.6)	9.2	(10.8)	N.M.
Technology Development	0.3	—	0.3	N.M.
Shared Service	(6.5)	(6.2)	(0.3)	(4.8)%
Unallocated	(2.5)	(5.7)	3.2	56.1%

Loss from operations	$(13.8)	$(9.7)	$(4.1)	(42.3)%

Product Sales and Service

Loss from operations from product sales and service for the year ended December 31, 2013 decreased by $3.5 million to $3.5 million compared to $7.0 million for the same period in 2012 principally due to the improved gross profits for increased sales as well as contained operating expenses.

Technology Licensing

Loss from operations from technology licensing for the year ended December 31, 2013 decreased by $10.8 million to a $1.6 million loss compared to $9.2 income for the same period in 2012 principally due to the absence of recognizing revenue on a technology license in the year ended December 31, 2013.

Technology Development

Income from operations from technology development for the year ended December 31, 2013 increased by $0.3 million compared to $0 for the same period in 2012 principally due to recognizing revenues for developed technology in 2013.

Shared Service

Corporate shared general and administrative costs expenses for the year ended December 31, 2013 increased $0.3 million to $6.5 million compared to $6.2 million for the same period in 2012 principally due to an increase in expenses in preparation of us potentially becoming a publically traded company of $0.4 million partially offset by a reduction in compensation and benefits of $0.1 million.

Unallocated

The costs from unallocated expenses for the year ended December 31, 2013 decreased by $3.2 million to $2.5 million compared to $5.7 million for the same period in 2012 principally due to a reduction in restructuring and impairment charges as well as amortization expense, partially offset by an increase in asset held for sale loss of $0.8 million. The below table details our unallocated charges by year (dollars in millions):

	Year Ended December 31,
	2013	2012	Change	% Change
Deprecation and amortization	$(1.0)	$(1.7)	$0.7	41.2%
Stock-based compensation	(0.7)	(1.0)	0.3	30.0%
Non cash portion of restructuring charge	(0.1)	(1.5)	1.4	93.3%
Impairment charge	—	(1.5)	1.5	100.0%
Loss on disposal of asset	—	(0.1)	0.1	100.0%
Asset held for sale loss	(0.8)	—	(0.8)	N.M.
Other	0.1	0.1	—	—%

Total charges	$(2.5)	$(5.7)	$3.2	56.1%

Other Income (Expense) and Income Tax Expense

Other income decreased by $4.8 million or 107% to ($0.3) million of other expense for the year ended December 31, 2013 as compared to $4.5 million of other income for the year ended December 31, 2012. This decrease is primarily the result of a $4.4 million decrease in the benefit from the reduction in the fair value of the our warrant liability in the year ended December 31, 2013 as compared to the same period in 2012 as well as a $0.4 million increase in interest expense as a result of interest accrued on our convertible notes.

Income taxes decreased by $1.0 million or 100% to $0 million for the year ended December 31, 2013 from $1.0 million for the year ended December 31, 2012. The decrease is due to the absence of a Chinese income tax expense in 2013 as compared to 2012 which had been associated with our technology license sale to CFHI.

Net Loss

Net loss increased by $7.9 million or 127%, to $14.1 million for the year ended December 31, 2013 from a net loss of $6.2 million for 2012.

The increase in our net loss for the year ended December 31, 2013 is primarily due to the increase in loss from operations of $3.8 million as well as a decrease in change in fair value of warrants of $4.4 million and a $1 million increase in interest expense. This was partially offset by a reduction in income tax expense of $1.0 million.

Adjusted EBITDA (dollars in millions)

	Year Ended December 31,
	2013	2012
Net loss	$(14.1)	$(6.2)
Provision for income tax	—	1.0
Interest expense	0.5	0.1
Deprecation and amortization	1.0	1.7
Stock-based compensation	0.7	1.0
Change in fair value of warrants	(0.2)	(4.5)
Non cash portion of restructuring charge	0.1	1.5
Asset impairment and loss on disposal	—	1.5
Loss on asset held for sale	0.8	—

Total noncash addbacks	2.9	2.3

Adjusted EBITDA	$(11.2)	$(3.9)

Adjusted EBITDA was a loss of ($11.2) million for the year ended December 31, 2013 and ($3.9) million for the same period in 2012. The decrease in Adjusted EBITDA is primarily attributed to an increase in net loss attributable to the absence of Technology License revenue in 2013 partially offset by higher Product Sales and Service and Technology Development revenues in 2013.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data

	Year Ended December 31,
	2013	2012
Net loss	$(14.1)	$(6.2)
Net cash used in operating activities	(6.1)	(6.4)
Net cash used in investing activities	(0.4)	(0.4)
Net cash provided by financing activities	6.5	—

Cash

At December 31, 2013 we had cash of $4.5 million of which $0.3 million was held by a foreign subsidiary.

Our principal source of liquidity has been private sales of convertible preferred stock and convertible debt. From inception to December 31, 2013, we have completed four rounds of equity financing through issuance of our Series A through Series C convertible preferred stock with total cash proceeds to us of $123.0 million. We also issued convertible note offerings totaling $6.5 million during the year ended December 31, 2013. Proceeds from our financing transactions have been used primarily to fund our operations. With the addition of the funds from the convertible note issuance and availability of a $6.0 million working capital line of credit we expect to have sufficient funds through the second quarter of 2014. However, we have experienced recurring operating losses and as of December 31, 2013, had an accumulated deficit of $151.3 million. In addition, we have experienced recurring negative operating cash flows. These factors raise substantial doubt regarding our ability to continue as a going concern, without raising capital from any combination of: equity investments, debt financings, and or increased funds from strategic arrangements.

We have been actively seeking additional capital to fund operations which we currently believe will be obtained through a private placement offering along with a reverse takeover transaction. On January 15, 2014, we signed a letter of intent to be acquired by Mira III Acquisition Corp., or Mira III, a Canadian capital pool company, in a reverse takeover transaction. Upon completion of the transaction, we will be a wholly-owned subsidiary of Mira III, but our business would become Mira III’s operating business and our directors and officers would become Mira III’s directors and officers. Mira III also would succeed to the WPHI’s status as a reporting company under the Exchange Act which would permit it to continue to prepare financial statements in accordance with U.S. GAAP. Mira III’s common stock is listed for trading on the TSX Venture Exchange or the Exchange, under the symbol MRQ.P. On March 17, 2014 the private placement was completed and the gross proceeds raised of $22.3 million have been placed in escrow until our anticipated closing in April 2014. On March 31, 2014 we successfully completed their Filing Statement with the Exchange. The Exchange has conditionally accepted the merger subject to Mira III fulfilling all of the requirements of the Exchange on or before June 30, 2014. In addition, the Toronto Stock Exchange has conditionally approved the listing of the Voting Common Shares on the Toronto Stock Exchange subject to Mira III fulfilling all of the requirements of the Toronto Stock Exchange on or before June 26, 2014. A successful completion of this Filing Statement is subject to the conditions set forth in our letter of acceptance with the Toronto Stock Exchange. In the unlikely event that the private placement not be successful, we plan to obtain additional capital to fund operations through increased cash receipts generated by sales of products and services, licensing technology, equity investments and debt financing, any of which may occur in 2014.

Operating Activities

Cash used in operating activities consists of net loss adjusted for certain non-cash items including changes in warrant liability, depreciation and amortization, impairment losses, stock based compensation, and changes in working capital and other activities.

For the year ended December 31, 2013 net cash used in operating activities decreased by $0.3 million to $6.1 million from $6.4 million for year ended December 31, 2012. The decrease of cash used in operating activities in 2013 is primarily due to an increase in a net loss of $7.9 million offset by an increase of non-cash income items totaling $1.1 million and the effect of changes in working capital resulting in a change of cash inflow of $7.0 million.

Investing Activities

Net cash used in investing activities was $0.4 million for the years ended December 31, 2013 and 2012. Investing activities for each period consisted of purchasing certain equipment.

Financing Activities

Our primary financing activities consist of private sales of convertible preferred stock and convertible notes.

For the year ended December 31, 2013 net cash provided by financing activities increased by $6.5 million to $6.5 from $0 million for the year ended December 31, 2012. The increase inflow was due to the issuance of $6.5 million in senior secured convertible notes in 2013.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements and did not have any such arrangements at December 31, 2013 or 2012.

Contractual Obligations

Our principal debt obligations as of December 31, 2013 consist of convertible notes and a mortgage on our production facility totaling $12.5 million with $12.2 million of these obligations being due during 2014.

Our convertible note obligations total $12.1 million including accrued interest of $0.3 million on December 31, 2013. Interest will continue to accrue at an annual rate of 6% until the earlier of maturity in June 2014 or a conversion event. These notes will automatically convert to common stock upon a future equity financing resulting in aggregate gross proceeds of at least $10.0 million or any other future equity financing that is approved by us and holders of at least 60% of the aggregate principal amount of the convertible notes. In the event the notes are not converted, as outlined above, the principal balance along with any accrued interest becomes due and payable on June 30, 2014. The convertible notes are collateralized by a pledge of the capital stock of Northern and certain intellectual property of Northern. Our currently contemplated reverse takeover transaction described above would meet the automatic conversion term and, as such, we expect all of the convertible notes to convert to common stock as part of this transaction.

Our mortgage on our production facility is with the Vermont Economic Development Authority (VEDA). The VEDA mortgage is a variable interest rate loan bearing interest of 3.75% as of December 31, 2013 and matures October 6, 2015. As of December 31, 2013, the VEDA obligation required monthly payments of $5 and a final balloon payment in October 2015. The loan is collateralized by the Barre, Vermont property and if we successfully complete the sale of the facility, which is currently expected to close by the end of the second quarter 2014, a portion of such proceeds will be used to pay off the mortgage. There are no early payment penalties on the mortgage.

Comerica Credit Facility

During the fourth quarter of 2013, we increased our foreign working capital revolving line with Comerica Bank by $2.0 million, and as such currently have access to a $6.0 million working capital line of credit from Comerica Bank to support exports of our distributed-class turbines. Effective with the merger of Utility Scale into Northern at December 31, 2013 our foreign working capital revolving line of credit was renegotiated with Comerica to allow for the combined business operations to be included within the line of credit. The loan agreement with Comerica Bank contains Adjusted EBITDA covenants based solely on Northern’s performance for quarters end through December 31, 2013 and based upon the combined performance of the merged entities thereafter. This line is guaranteed by the U.S. Export-Import Bank, as well as by WPHI. At December 31, 2013, we had a net maximum supported borrowing base of $2.9 million. We borrowed and repaid $2.5 million during the year ended December 31, 2013. We borrowed and repaid a total of $1.0 million during the year ended December 31, 2012. The foreign working capital revolving line of credit with Comerica matures on June 30, 2014.

The loan agreement also contains various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make certain other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets;

•	create or incur certain liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

As of December 31, 2013 we were in compliance with all covenants under this credit facility. The MIRA III reverse takeover described above will not change our bank covenants, and none of such covenants prohibits the completion of the transaction as planned.

Summary of Critical Accounting Policies

In our financial statements as included in this filing we discuss various significant accounting policies. In this Management Discussion and Analysis we highlight certain of our most critical policies along with certain other critical disclosure as it relates to these policies, including:

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Periodically, we evaluates our estimates, including those related to our accounts receivable, valuation allowance for inventories, useful lives of property and equipment and intangible assets, accruals for product warranty, estimates of fair value for stock-based compensation and the recording of warrant liabilities, income taxes and contingencies, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of our assets and liabilities. There were no significant changes in our critical accounting policies during the year ended December 31, 2013 from those that we disclosed in our December 31, 2012 audited financial statements.

Revenue Recognition — We generate revenue from three principal sources: product sales and services, technology licensing, and technology development. Related accounts receivable are stated at their estimated net realizable value. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible.

We recognize revenues from product sales when delivery has occurred under completely executed sales agreements with selling prices fixed or determinable, and for which collectability is reasonably assured.

Revenues from service, design activities, and repair time are recognized as our work is performed and collectability is reasonably assured. Our service revenues were related primarily to commissioning activities as well as revenue generated from extended warranties and maintenance and service contracts.

Virtually all of our turbine sales contracts include multiple elements that are delivered at different points of time. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to our customer on a stand-alone basis. Our contracts are composed of two or three units of accounting: the turbine product, commissioning services, and frequently, but not always, extended warranty services.

For these arrangements, our revenue is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. We have determined that vendor-specific objective evidence or VSOE and third-party evidence or TPE are not currently available for our elements and therefore management’s best estimate of selling price or BESP is currently used. VSOE is the price at which we independently sell each unit of accounting to our customers. TPE is the price of any competitor’s largely interchangeable products or services in stand-alone sales to similarly situated customers. BESP is the price at which we would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. We re-evaluate the existence of VSOE and TPE in each reporting period and utilize the highest-level available pricing method in the hierarchy at any time.

Revenue related to our licensing intellectual property (IP) is recognized per ASC 605-25-3, Revenue Recognition, Multiple Element Arrangements, Units of Accounting which refers to SAB 100 Subtopic 13.A.3(d) License Fee Revenue, which states that delivery for revenue recognition purposes does not occur until the license term begins. Therefore, we do not recognize revenue from the licensed IP until the customer has the right to use the IP per the terms of the contract, physical delivery of the IP has occurred and all other revenue recognition criteria have been met. There may be instances in which the IP has been delivered but other services such as training, installation support and or supply chain certification are necessary for the customer to fully benefit from the IP. In those cases, revenue recognition may be deferred until such services are delivered. For contracts to perform development services we record revenues using either the percentage-of-completion method, or the milestone method, in which case revenue is recognized by the achievement of design milestones agreed to in the contract depending upon specific facts and circumstances.

For all product sales that have not yet been delivered by us, the related revenue and product costs are deferred until our delivery occurs. Customers may also elect to purchase extended warranty agreements that are deferred and recognized over the covering years, generally year’s three through five of the turbine’s life.

Accounts Receivable — Our customers operate primarily in the distributed energy market place and include wind developers and end users that cover multiple industries and geographic locations. Our products and services are sold under contracts with varying terms including contracts denominated in foreign currencies. A growing proportion of our accounts receivable are denominated in foreign currencies, primarily Euros and Pound Sterling, increasing from 16% of accounts receivable at year end 2012 to 60% as of December 31, 2013. We expect the proportion of foreign denominated account receivable to continue to increase as we expand sales internationally. We record all accounts receivable in US dollars and adjust the US dollar amount monthly to account for changes in exchange rates. As the percentage of contracts denominated in foreign currencies increases, losses or gains due to fluctuations in currency exchange rates could be material. We do not currently engage in any hedging strategies, but we may consider hedging strategies in the future.

Warranty Costs — Our warranty contract with customers of our distributed scale wind turbine products is sometimes limited to repair or replacement of parts and typically expires two years from the date of shipment or commissioning. In such cases, we have typically provided non-warranty obligated services at no charge during the initial two-year period. Customers may elect to purchase from us extended warranty coverage for repair or replacement of parts for a period covering year’s three to five of the product life.

We record estimated warranty obligations in the earlier period of: (i) the period in which the related revenue is recognized or, (ii) the period in which the obligation is established. Warranty liabilities are based on estimated future repair costs incurred during the warranty period using historical labor, travel, shipping, and material costs, as well as estimated costs for performance warranty failures, when applicable, based upon historical performance experience. The accounting for warranties requires us to make assumptions and apply judgments when estimating product failure rates and expected costs. Adjustments are made to warranty accruals based on claim data and experience. If actual results are not consistent with the assumptions and judgments used to estimate warranty obligations, because either failure rates or repair costs differ from our assumptions, our resulting change in estimate could be material.

Warrants Classified as Liabilities — In certain reported periods we have warrants that represent a free-standing financial instrument that did not qualify for equity classification pursuant to ASC 815-40 and were therefore presented by us as a liability which was revalued periodically, as of the reporting dates of these financial statements. We account for liability classified warrants by recording them initially at fair market value estimated using the Black-Scholes option or other appropriate pricing model. We then revalue the warrants periodically and any resulting change in the fair value of the warrants is recorded within our condensed consolidated statements of operations, presented as a separately disclosed item. We also revalue warrants immediately prior to any exercises of warrants, and as of each reporting date. All outstanding warrants were exercised or cancelled as of December 31, 2013.

Stock-Based Compensation — Prior to September 29, 2011, we had only equity classification option awards. On September 29, 2011, we completed a stock option exchange program which resulted in the majority of our options being classified as liability-based awards. For equity awards, stock-based compensation expense is recognized based on the fair value of the awards on the grant date and amortized on a straight-line basis over their vesting terms. For modified liability awards, we revalue the awards at each reporting period until settlement of the award. Stock-based compensation expense is recognized as the greater of the fair value of the awards on the grant date or reporting date, amortized on the straight-line basis over their vesting terms. For awards initially issued as liability-based awards, we revalue the awards at each reporting period until settlement of the awards, with stock-based compensation expense recognized based upon the fair value of the awards as of the reporting date, amortized on the straight-line basis over their vesting terms. Awards that have vested but are not settled are revalued at each reporting date and any excess of the current fair value over the grant-date fair value is recognized as stock compensation expense in such period. We present our liability for applicable option awards based upon reporting-date fair market value for such awards.

Stock-based compensation expense is recorded net of anticipated forfeiture rates for unvested equity, and liability awards. We considers many factors when estimating the stock-based compensation forfeiture rate including employee class, economic environment, historical data, and anticipated future employee turnover. We review our forfeiture rate when changes in business circumstances warrant a review, and performs a full analysis annually at December 31st.

We account for stock-based compensation issued to nonemployees at the fair value of equity instruments given as consideration for services rendered as a noncash expense to operations. The equity instruments are revalued on each subsequent reporting date, until the measurement date is determined. We follow modification accounting guidance under ASC Topic No. 718, “Stock Compensation”, when changes in the terms of granted options occur.

Valuation of our Company — The historical valuations of our Company were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of our Company, including the following:

•	Our historical financial results as well as our most recent projections of our future operating and financial performance;

•	Recent private capital transactions;

•	The rights and privileges of our various classes of equity and debt instruments;

•	Overall economic and industry outlooks; and,

•	The market performance of comparable publicly traded companies.

We perform valuations to appropriately present the values for:

•	Our warrants which, when outstanding, are required to be presented at fair value on reporting dates and at such times as transactions occur;

•	Our subsidiary level options which, when outstanding, are required to be presented at fair value on reporting dates and at such times as transactions occur;

•	The granting of new options in our subsidiary and consolidated level option plans; and,

•	Other equity or debt instruments issued for which fair-value considerations are relevant.

Such valuations are performed whenever financial reporting or transactional activity warrants us updating our valuation considerations. Significant judgment is exercised in determining the fair value of our company including management’s assumptions on future expectations of cash flows, growth rates, and liquidity needs among others.

In order to determine the fair valuation of various financial instruments in our capital structure we start by first determining the Business Enterprise Value (BEV) of our Company. We then allocate to each element of our capital structure (preferred stock, common stock, warrants, convertible notes and subsidiary common stock) using the Black-Scholes option-pricing model to determine fair value of the various offerings when applicable.

Estimates of volatility are based on observations similar publicly traded companies and estimates of expected terms are based on estimated time to exercise of the option or warrant. We also utilized the Probability Estimated Weighted Return Method or PWERM, to ascribe a value to the Senior Secured Convertible Notes and the common stock. The PWERM applied a range of probabilities to a set of possible outcomes to determine a value for each outcome.

Going Concern

We have incurred operating losses since inception. Management anticipates incurring additional losses until we can produce sufficient revenue to cover its operating costs, if ever. Since inception, we have funded our net capital requirements with proceeds from private equity and debt offerings. At December 31, 2013, we have cash of $4.5 million, a working capital deficiency of $16.2 million and an accumulated deficit of $151.3 million. During 2012 the Company had sufficient cash, and as such did not require any capital infusions. We raised $6.5 million in 2013 through offering convertible debt to fund operations. We used $6.4 million in cash for operating activities and the acquisition of property and equipment in 2013. These conditions raise substantial doubt about our ability to continue as a going concern. We are seeking additional capital to fund operations which is expected to be obtained through a private placement offering. The private placement was completed and the gross proceeds raised of $22.3 million have been placed in escrow until the anticipated closing in April 2014. We have completed our Filing Statement with the Exchange. The Exchange has conditionally accepted the merger subject to fulfilling all of the requirements of the Exchange. In the unlikely event that the private placement not be successful, we plan to obtain additional capital to fund operations through increased cash receipts generated by sales of products and services, licensing technology, equity investments and debt financing, any of which may occur in 2014.

Emerging Growth Company

Accounting Standards Applicable to Emerging Growth Companies: We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102(b)(1) of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period, and as a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates for new or revised accounting standards for U.S. public companies.

Internal Control Over Financial Reporting

In connection with our preparation of our financial statements for the nine months ended September 30, 2013, our management identified a material weakness in our internal control over financial reporting. The material weakness pertained to ineffective controls in the financial statement close process. Specifically, we did not have sufficient accounting resources with relevant technical accounting skills to address issues related to various non-routine transactions and to review financial statements prior to finalization. As a result, the initial financial statement drafts we prepared contained inaccurate material disclosures. These inaccuracies we corrected and, notwithstanding the identified material weakness, management believed, and continues to believe that the consolidated financial statements ultimately reported for such period fairly represented in all material respects our financial condition, results of operations and cash flows in accordance with U.S. GAAP.

During our fourth quarter of 2013 with the oversight of senior management and the Executive Committee of our Board of Directors, we took steps to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the staffing of additional finance resources. In addition, we hired a Corporate Controller with public company experience in November 2013. Based upon these actions, management concluded as part of completing our annual audited financial statements for the year ended December 31, 2013 that the material weakness in our internal control over financial reporting had been effectively remediated.

Item 3.	Properties.

We own and maintain our principal manufacturing and headquarters facility in Barre, Vermont, and lease additional office space in Waltham, Massachusetts, a utility scale service center in McBain, Michigan, and a sales office in Zurich, Switzerland. We subleased our previous space in Cambridge, Massachusetts, upon moving our Boston-area office to Waltham. The sublease covers our obligations under the prime lease through the end of the lease term.

The Barre, Vermont facility comprises approximately 115,000 square feet, including a manufacturing floor serviced by a 50-ton crane and multiple shipping bays. This facility includes executive offices and provides the base of operations for our engineers, manufacturing, supply chain and customer service functions. The Barre facility is subject to a mortgage in the outstanding principal amount of approximately $350,000, for which the Vermont Economic Development Authority is mortgagee. On December 12, 2013, our Board of Directors approved a plan for a sale and leaseback of the Barre facility, and on March 5, 2014, we executed a Purchase and Sale Agreement for the facility for sale price of $1,300,000 along with a five-year leaseback at $3.00 per square foot plus the cost of certain maintenance expenses, insurance and property taxes. Under the terms of the Purchase and Sale Agreement, we have the right to terminate the lease at the end of years two, three and four with six months’ prior notice. Closing on this transaction is expected to take place by June 30, 2014.

We believe our facilities are adequate for our foreseeable needs.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information with respect to the beneficial ownership of our common stock, as of March 31, 2014, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in the Private Placement and the shares outstanding after the Acquisition, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our Named Executive Officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to the Private Placement and the Acquisition are based on 20,000,075 shares of common stock outstanding as of March 31, 2014. Percentage ownership calculations for beneficial ownership after the Private Placement and the Acquisition include our sale of 6,125,000 subscription receipts in the Private Placement, the conversion of $11,775,516.34 principal amount of outstanding convertible notes, and the ownership of 359,375 shares of common stock currently held by stockholders of Mira III. In both instances, we assume no purchases of shares by our executive officers, directors or 5% stockholders and no exercise of outstanding options after March 31, 2014. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Northern Power Systems, 29 Pitman Road, Barre, Vermont, 05641.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Private Placement/Acquisition		Convertible Notes Beneficially Owned Prior to the Private Placement/ Acquisition(1)		Shares Beneficially Owned After the Private Placement/ Acquisition
Name of Beneficial Owner	Shares	Percentage	Notes	Percentage	Shares	Percentage
Named Executive Officers and Directors:
Troy C. Patton(2)	297,332	1.5%	—	—	190,889	*
Jonathan A. Lynch(3)	122,697	*	—	—	78,772	*
Elliot J. Mark(4)	147,923	*	$30,090.41	*	103,618	*
Marcus D. Baker(5)	1,645,454	8.2%	$983,516.51	8.4%	1,339,099	5.9%
Alexander Ellis III(6)	6,077,606	30.4%	$3,446,921.62	29.3%	4,892,665	21.5%
Richard Hokin(7)	2,294,606	11.5%	$1,381,509.22	11.7%	1,870,260	8.2%
William F. Leimkuhler	—	*	—	—	—	—
John Simon(8)	1,385,052	6.9%	$870,847.80	7.4%	1,139,533	5.0%
Robert Lentz	—	*	—	—	—	—
All executive officers and directors as a group (10 persons)(9)	12,072,133	58.5%	$6,712,885.56	57.0%	9,679,975	41.9%
5% or Greater Stockholders:
Allen & Company LLC(10)	5,419,594	27.1%	$3,200,475.49	27.2%	4,399,376	19.4%
Baker Investments, LLC(11)	1,645,454	8.2%	$983,516.51	8.4%	1,399,099	5.9%
CWE LLC(12)	2,294,606	11.5%	$1,381,509.22	11.7%	1,870,260	8.2%
RockPort Capital Partners III, L.P.(13)	6,077,606	30.4%	$3,446,921.62	29.3%	4,892,665	21.5%

*	Less than 1%.
(1)	The convertible notes will automatically convert to shares of common stock upon the closing of the Private Placement and the Acquisition at the same price at which the shares issued in the Private Placement are sold.
(2)	Consists of shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014.
(3)	Consists of shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014.
(4)	Consists of 22,594 shares of common stock and 125,329 shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014 beneficially owned prior to the closing of the Private Placement and the Acquisition. Consists of 23,154 shares of common stock and 80,464 shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014 beneficially owned after the closing of the Private Placement and the Acquisition.
(5)	Consists of shares held directly by Baker Investments, LLC. Mr. Baker serves as the President of Baker Companies, Inc. and is a limited partner or member of its operating businesses including Baker Investments, LLC.
(6)	Consists of shares held directly by RockPort Capital Partners III, L.P. Mr. Ellis is a General Partner of RockPort, and therefore, may be deemed to hold voting and dispositive power over the shares held by RockPort Capital Partners. Mr. Ellis disclaims beneficial ownership of our shares held by RockPort Capital Partners III, L.P.
(7)	Consists of shares held directly by CWE LLC. Mr. Hokin is the Managing Director of Century America, LLC a private holding company, and therefore, may deemed to hold voting and dispositive power over the shares held by Century America.

(8)	Mr. Simon is a Managing Director of Allen & Company LLC, but does not hold voting and dispositive power over the shares held by Allen & Company LLC other than 1,385,052 shares held by Allen & Company LLC for the account of Mr. Simon.
(9)	Consists of 11,425,312 shares of common stock and 646,821 shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014 beneficially owned prior to the closing of the Private Placement and the Acquisition. Consists of 9,264,711 shares of common stock and 415,264 shares of common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2014 beneficially owned after the closing of the Private Placement and the Acquisition.
(10)	See note 8 above. Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.
(11)	See note 5 above.
(12)	See note 7 above.
(13)	See note 6 above.

Item 5.	Directors and Executive Officers.

The following table sets forth information regarding our directors and executive officers, including their ages, as of March 31, 2014.

Name	Age	Position
Troy C. Patton	45	President, Chief Executive Officer and Director
Ciel R. Caldwell	41	Chief Financial Officer
Jonathan A. Lynch	57	Chief Technology Officer
Elliot J. Mark	48	Vice President, Secretary and General Counsel
Marcus D. Baker	56	Director
Alexander Ellis III	64	Director
Richard Hokin	74	Director
William F. Leimkuhler	62	Chairman and Director
Robert Lentz	63	Director
John Simon	71	Director

Troy C. Patton was named our Chief Executive Officer in April 2012. He joined us in April of 2009 as President of the Utility Wind business. During that time, he led our successful development of the NPS 2.3MW permanent magnet direct drive wind turbine. Mr. Patton has more than 20 years of experience in the power generation industry. Prior to joining us, he was Senior Vice President of engineering and products at Vestas Wind Systems. Before that role, Mr. Patton served in numerous technical and leadership roles at General Electric’s (NYSE: GE) Gas Turbine and Wind Turbine businesses, and helped facilitate GE’s integration of Enron’s wind energy business in 2003. Earlier in his career, he served as a load dispatcher and engineer on a United States aircraft carrier and United States nuclear submarine, respectively. Mr. Patton received a Bachelor’s Degree in Aerospace and Ocean Engineering from Virginia Tech and a Masters of Business Administration from Clemson University. Our board of directors believes Mr. Patton’s perspective and experience as a senior executive in our industry, as well as his depth of operating experience in the energy industry, provide him with the qualifications and skills to serve as a director.

Ciel R. Caldwell was named our Chief Financial Officer in February 2013. Ms. Caldwell joined us in February of 2011 as Vice President and Corporate Controller. From October 2008 to May 2010, she was the Vice President, Corporate Finance of Vistaprint, N.V. (NASDAQ: VPRT), an online marketing solutions retailer. Prior to that, Ms. Caldwell served in various senior financial leadership positions at 3Com Corporation, a global provider of enterprise networking and security solutions, from 2003 to October 2008, including Vice President and Assistant Controller, Senior Director Corporate Accounting, and Director of Investor Relations. Prior to 3Com, she held senior financial positions at Level 3 Communications, and began her career at PricewaterhouseCoopers. Ms. Caldwell is a CPA and earned her Bachelor of Science from Babson College with a major in Accounting.

Jonathan A. Lynch joined us in September 1980 and has taken an active role in all aspects of power system design including mechanical, electrical, and control subsystems, and has a strong knowledge of high reliability, hybrid power systems, distributed generation technology, and wind turbine design. Mr. Lynch has led the development of all aspects of our current technology portfolio. He has directed numerous R&D programs funded by agencies such as the National Renewable Energy Laboratory, National Science Foundation, and National Aeronautics and Space Administration. Prior to joining us, Mr. Lynch was employed as a design engineer at Carrier Corporation, modeling and designing high-performance refrigeration systems for transportation applications. Mr. Lynch graduated with honors from Stevens Institute of Technology with a Bachelor of Science, Mechanical Engineering degree.

Elliot J. Mark joined us in September 2010 as Vice President and General Counsel. Mr. Mark was named Secretary in August 2011. From May 2009 to February 2010, Mr. Mark served as General Counsel to Gomez, Inc., a website monitoring company. Prior to Gomez, Mr. Mark was Senior Vice President, General Counsel and Secretary at Salary.com, Inc. (NASDAQ: SLRY), a human capital management company, from October 2006 to January 2009. From September 2003 to September 2006, Mr. Mark was Senior Vice President and General Counsel of Viisage Technology, Inc. (NASDAQ: VISG), an identity technology company. Mr. Mark previously was General Counsel of eRoom Technology, Inc., and was Associate General Counsel of Arthur D. Little, Inc. and Molten Metal Technology, Inc. (NASDAQ: MLTN). Mr. Mark holds a Bachelor of Arts degree in Government from Wesleyan University and a Juris Doctor from the Georgetown University Law Center.

Marcus D. Baker has been a member of our board of directors since August 2008. He is also President of Baker Companies, Inc. and a limited partner or member of its related operating businesses including Baker Properties Limited Partnership, Baker Residential Limited Partnership and Baker Investments, LLC. The Baker Companies is a privately owned real estate development and investment organization specializing in industrial and multi-family properties, homebuilding, and certain non-real estate investments including both public and private investments in the energy and healthcare industries. Mr. Baker has been with The Baker Companies in various roles since 1984. Previously, he was an Assistant Banking Officer at Mellon Bank, NA. Mr. Baker graduated from Middlebury College in 1980. The board of directors believes that Mr. Baker’s extensive managerial and investment experience, and his performance as a member of our board, provide him with the qualifications and skills to continue to serve as a director.

Alexander “Hap” Ellis III has been a member of our board of directors since September 2008. Mr. Ellis has extensive operating experience in electric power and renewable energy. He is a General Partner of RockPort Capital Partners, a leading multi-stage venture capital firm that invests in the areas of alternative and traditional energy, mobility and sustainability. He has been a general partner in RockPort Capital Partners since its inception in 2000 and has primarily focused on renewables, electric grid technologies, advanced materials and transportation and emission control technologies. Prior to the formation of RockPort’s first fund, he joined RockPort Partners, a merchant bank specializing in energy and environmental projects in 1998. In addition to the Company, Mr. Ellis serves on the boards of Clean Diesel Technologies, Inc. (Chairman), Gazelle, Inc., and Old Westbury Funds, Inc., as well as the George H.W. Bush Foundation and Cornell Laboratory of Ornithology. In addition, he represented RockPort on the board of Comverge, Inc. (NASDAQ:COMV) from October 2004 to August 2007 and Eka Systems, now a part of Eaton Corporation (NYSE:ETN), from May 2007 to April 2010. Mr. Ellis received a BA degree from Colorado College and an MBA from the Yale School of Management. Mr. Ellis’s experience as a director of public companies, combined with his broad experience as a general partner of RockPort Capital Partners in investing in clean tech companies, as well as his ability to assist us with fundraising and other strategic initiatives, and his performance as a member of our board, provide him with the qualifications and skills to continue to serve as a director.

Richard Hokin has been a member of our board of directors since August 2008. He has served as a director of Intermountain Industries, an oil and gas exploration company, since 1982, and has served as Chairman of

Intermountain’s board and of each of its subsidiaries since 1984. Mr. Hokin is Managing Director of Century America, LLC, a privately owned holding company. He has served as a director of the Pacific Coast Gas Association. The board of directors believes that Mr. Hokin’s extensive managerial and investment experience, and his performance as a member of our board, provide him with the qualifications and skills to continue to serve as a director.

William F. Leimkuhler joined our Board of Directors in November 2013, and was appointed Chairman in December 2013. He has been General Counsel and Director of Business Development of Paice LLC, a privately held developer of hybrid electric powertrains, since 1999. Mr. Leimkuhler also advises a number of technology based companies on business, financial and legal matters. From 1994 through 1999, he held various positions with Allen & Company LLC (“Allen”), a New York investment banking firm, initially serving as the firm’s General Counsel. Prior to that, Mr. Leimkuhler was a corporate partner with the New York law firm of Werbel & Carnelutti. Mr. Leimkuhler is a director of Argan, Inc. (NYSE MKT: AGX) and U.S. Neurosurgical, Inc. (OTCBB: USNU). He served as a director of Integral Systems, Inc. (NASDAQ: ISYS) and Speedus Corp. (NASDAQ: SPDE) for over five years until 2011. Mr. Leimkuhler received Bachelor of Science, Master of Science and Civil Engineering degrees from the Massachusetts Institute of Technology and a Juris Doctor degree from New York University. The experience that Mr. Leimkuhler has developed as a legal executive with an investment banking firm, a securities law firm partner and a board member for other public companies makes him a valuable member of our Board, particularly with respect to matters relating to financial reporting and corporate governance requirements.

Robert Lentz joined our Board in March 2014. Since July 2012, Mr. Lentz has been employed by Northeastern University as an Adjunct Professor and the Entrepreneur in Residence for the Center for Entrepreneurship Education. Mr. Lentz served as an independent consultant from March 2009 to June 2012; as the interim Chief Executive Officer of Digital Reef, Inc., a provider of data management platforms, from July 2009 until March 2011 and from January 2012 to June 2012 he served as the interim Chief Executive Officer of the Managed Analytics Business of Deloitte Consulting. Prior to that, he served as President and Chief Executive Officer of Permission TV, Inc., an online video platform provider from September 2006 to March 2010. From September 2003 to September 2006, he was the Senior Vice President of Operations and Chief Financial Officer of OATSystems, Inc., a provider of radio-frequency identification (RFID) software for supply chain management systems, which was acquired by Checkpoint Software Technologies Ltd. Prior to that, he was Senior Vice President, Operations and Chief Financial Officer of eRoom Technology, a supplier of web-based collaborative workspace solutions, which was acquired by Documentum, Inc. Mr. Lentz has served as a member of the board of directors of Monotype Imaging, Inc. (Nasdaq: TYPE), a provider of typefaces and technology for creative applications and consumer devices, since August 2008. Mr. Lentz was a certified public accountant and holds a bachelor’s degree from Northeastern University in business administration and a master’s degree from Babson College in business administration. The board of directors believes that Mr. Lentz’s extensive managerial and operational experience, and his experience as public company director, provide him with the qualifications and skills to serve as a director.

John Simon, Ph.D. has been a director since August 2008, and served as Chairman of our board from that date to December 2013. Mr. Simon is a Managing Director of the investment banking firm, Allen & Company LLC, where he has been employed for over 25 years. He has been a member of the board of directors of Cardica, Inc. (NASDAQ: CRDC), a cardiac surgical device manufacturer, since 2001, and continues to serve on the boards of several privately held companies. He was a member of the board of directors for Neurogen Corporation (NASDAQ: NRGN), a biopharmaceutical company, from 1993 to December 2009. Mr. Simon holds a B.S. degree in Chemistry from The College of William & Mary, a Ph.D. degree in Chemical Engineering from Rice University, and both an M.B.A. degree in finance and a J.D. degree from Columbia University. Mr. Simon has broad experience in capital markets, corporate and financial strategy and has been instrumental in advising us and our board on business development, strategy and capital raising efforts.

Board Composition

Our board of directors consists of seven directors, four of whom qualify as “independent” directors according to the rules and regulations of the Toronto Stock Exchange, or the TSX. Our amended and restated certificate of incorporation provides for an unclassified board of directors, with each director standing for election annually. The term of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

Our amended and restated certificate of incorporation also provides that the number of authorized directors will be determined from time to time by resolution of the board of directors and any vacancies in our board and newly created directorships may be filled only by our board of directors.

There are no family relationships among any of our directors or executive officers.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Person Transactions,” and determined that Messrs. Baker, Hokin, Leimkuhler and Lentz do not have any relationship which would interfere with the exercise of independent judgment in carrying out their respective responsibilities as a director and that each non-employee director qualifies as an independent director under the applicable rules of the TSX.

Committees of the Board of Directors

Upon the listing of our common stock on the TSX, our board of directors will have a standing executive committee, an audit committee, and a compensation and governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

The composition and functioning of our board of directors and all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, and TSX and SEC rules and regulations. Each of the committees will operate under a written charter that is approved by the Board of Directors. Each committee will review and reassess the adequacy of its charter at least annually. The charters of all three committees will be available in the Investor Relations section of the Company’s website, www.northernpower.com.

Executive Committee

The Executive Committee will be comprised of Alexander Ellis III, John Simon and Troy Patton.

The Executive Committee will oversee our operations and will consider matters that are delegated to such committee by the board or that, in the opinion of the Chairman of the board, should not be postponed until the next scheduled meeting of the board. The Executive Committee will make regular reports of its activities to the board.

Audit Committee

Our audit committee will consist of Messrs. Robert Lentz, William Leimkuhler, and Marcus Baker, with Mr. Lentz chairing this committee. All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the TSX. Our board of directors has determined that Messrs. Lentz and Leimkuhler are “audit committee financial experts” as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of the TSX. Each member of the audit committee will be an independent director as defined under the applicable rules and regulations of the SEC and the TSX. The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the TSX.

The audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation and Governance Committee

Our compensation and governance committee will consist of Messrs. William Leimkuhler, Alexander Ellis, and John Simon, with Mr. Leimkuhler chairing this committee. All members of our compensation and governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and the Internal Revenue Code of 1986, as amended, or the Code.

The compensation and governance committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

•	overseeing and making recommendations to the board of directors with respect to our incentive-based compensation and equity plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	developing and recommending to the board of directors the criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees; and

•	overseeing the evaluation of the board of directors, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has at any time been an officer or employee of the company. None of our executive officers serve or in the past fiscal year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Item 6.	Executive Compensation.

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC.

Summary Compensation Table

The following table sets forth the total compensation paid to our chief executive officer and each of our two other most highly compensated executive officers for the year ended December 31, 2013. These individuals are our Named Executive Officers.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation(1)		All Other Compensation		Total
Troy C. Patton	2013	$375,000	$—	(2)	$7,999	(3)	$384,412
President and Chief Executive Officer

Jonathan A. Lynch	2013	246,000	39,562		9,431	(4)	294,993
Chief Technology Officer

Elliot J. Mark	2013	250,000	44,888		8,303	(5)	303,191
Vice President, General Counsel and Secretary

(1)	Represents annual bonus amounts paid pursuant to the named executive officers’ employment agreements.
(2)	Mr. Patton’s bonus for 2013 of $187,500 was paid at the end of 2012.
(3)	Consists of: (i) $900 for fuel subsidy, (ii) $512 which we pay towards Mr. Patton’s life insurance coverage, and (iii) $6,586 in matching funds under our 401(k) plan.
(4)	Consists of: (i) $900 for fuel subsidy, (ii) $2,171 which we pay towards Mr. Lynch’s life insurance coverage, and (iii) $6,360 in matching funds under our 401(k) plan.
(5)	Consists of: (i) $900 for fuel subsidy, (ii) $768 which we pay towards Mr. Mark’s life insurance coverage, and (iii) $6,635in matching funds under our 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End Table — 2013

The following table summarizes, for each of the Named Executive Officers, the number of shares of our common stock underlying outstanding stock options held as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Vesting Commencement Date	Option Exercise Price ($)	Option Expiration Date (7 years after Grant Date)
Troy C. Patton	194,979	779,917	11/25/2013	$1.02	11/25/2020
Jonathan A. Lynch	65,201	260,804	11/25/2013	$1.02	11/25/2020
Elliot J. Mark	76,263	305,056	11/25/2013	$1.02	11/25/2020

Employment Agreements and Termination of Employment Arrangements

Each of our executive officers serves at the pleasure of our board of directors. With the exception of his own arrangement which was negotiated by the board of directors, each of these employment agreements was negotiated on our behalf by our Chief Executive Officer, or by our former Chief Executive Officer, with the oversight and approval of our board of directors.

These agreements provide for “at will” employment and set forth the terms and conditions of employment of each Named Executive Officer, including base salary, target annual bonus opportunity and standard employee benefit plan participation. Each Named Executive Officer has also entered into our standard confidential information and invention assignment agreement.

These agreements also contain provisions that provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment following a change in control of the company. In addition, the Named Executive Officers may be entitled to accelerated vesting of certain of their outstanding and unvested awards in certain circumstances.

Involuntary Termination of Employment

Pursuant to their employment agreements, each Named Executive Officer is eligible to receive certain payments and benefits in the event his or her employment is terminated by the company without “cause” (as defined in the employment agreement) or in the event he or she terminates his employment with “good reason” (as defined in the employment agreement). In addition to accrued benefits (consisting of unpaid expense reimbursements, accrued but unused vacation to the extent such payment is required by law or company policy, any vested benefits that he or she may have under any of our employee benefit plans and any earned but unpaid base salary payable through the date of termination), upon the timely execution of a fully effective general release of claims in favor of the company, each Named Executive Officer is eligible to receive the following payments and benefits:

•	a lump-sum cash severance payment equal to six months (12 months in the case of Mr. Patton) of his or her base salary

•	the cost of all health and dental benefits during the six-month (12-month in the case of Mr. Patton) period after the termination date; and

•	if the Named Executive Officer was participating in a cash bonus plan at the time of such termination, a pro rata portion of the cash bonus payable under such cash bonus plan for the year in which the termination of employment occurs, as determined in good faith by the compensation committee.

Change in Control of the Company

Pursuant to their employment agreements, in the event of a “change in control” of the company (as defined in their employment agreements), all of the shares of our common stock subject to outstanding and unvested stock options granted to such Named Executive Officers will immediately accelerate, vest, and become fully exercisable as of the effective date of the change in control.

Excise Tax Considerations

The payments and benefits provided under the employment agreements of the Named Executive Officers in connection with a change in control of the company may be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code. These payments and benefits also may not be eligible for a federal income tax deduction pursuant to Section 280G of the Code. If any of these payments or benefits are subject to such excise taxes, they will be reduced (but not below zero) to the extent necessary so that the sum of all payments and benefits will not trigger such excise tax, if such reduction would result in a better net after-tax benefit to the affected Named Executive Officer.

Definitions

For purpose of the employment agreements, “cause” means:

•	willful failure substantially to perform an executive officer’s duties and responsibilities to the company or deliberate violation of a material company policy;

•	the commission by an executive officer of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the company;

•	unauthorized use or disclosure by an executive officer of any proprietary information or trade secrets of the company or any other party to whom such executive officer owes an obligation of nondisclosure as a result of his or her relationship with the company; or

•	a breach by an executive officer of any of the provisions of the employment agreement or our proprietary information agreement, or the nondisclosure agreement.

For purposes of the employment agreements, a “change in control” of the company means the consummation of any of the following:

•	the sale of all or substantially all of the assets of the company on a consolidated basis to an unrelated person or entity;

•	merger, reorganization, or consolidation involving the company in which the company shall not be the surviving entity (or survives only as a subsidiary of another entity whose stockholders did not own all or substantially all of the capital stock of the company in substantially the same proportions as immediately prior to such transaction);

•	the acquisition of 75% or more of the outstanding voting stock of the company in a single transaction or a series of related transactions by a person or group of persons;

•	a contested election of directors of the company, as a result of which or in connection with which the persons who were directors before such election or their nominees cease to constitute a majority of the board of directors of the company, unless the election, or nomination for election by the company’s stockholders of any new director was approved by a vote of at least fifty percent (50%) of the incumbent directors;

•	the dissolution or liquidation of the company; or

•	any other event, as determined by the compensation committee.

Employee Stock Plans

2013 Stock Option and Grant Plan

In November 2013, we adopted the Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan, or the 2013 Plan. The 2013 Plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to our employees, consultants, and directors. 4,000,000 shares of our common stock are reserved for issuance upon grant or exercise of awards under the 2013 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

The 2013 Plan is administered by our Board of Directors, which has the authority to delegate administration of the plan to one or more committees of the Board. All employee stock option awards are covered by a stock option agreement and vest in accordance with the vesting schedule set forth in such stock option agreement. Our Board of Directors may choose to accelerate the vesting schedule, and some employees are entitled to acceleration upon a change of control.

In January 2014, we completed an offer to holders of options to purchase 1,928,314 and 2,088,380 shares of common stock of Northern Power Systems, Inc. and Northern Power Systems Utility Scale, Inc., respectively, to exchange such options for options to purchase common stock of Wind Power Holdings, Inc. to be issued under the 2013 Plan. The exercise price for the newly-issued stock options for holders accepting the exchange offer was equal to the fair market value of the common stock of Wind Power Holdings, Inc. at the date of the closing of the exchange offer. However, in connection with the application process for the listing of Mira III’s shares on the Toronto Stock Exchange, the exercise price of such options was increased to US$2.33 per share. The newly-issued options were vested to the extent that the exchanged options were vested and will terminate on the same date as the exchanged options. In addition, the Board of Directors of Wind Power Holdings, Inc. granted additional options under the 2013 Plans to certain employees of Northern Power Systems, Inc., Northern Power Systems Utility Scale, Inc., and Northern Power Systems AG in order to incent and retain such employees. The exercise price for these additional options was equal to the fair market value of the common stock of Wind Power Holdings, Inc. on the date of grant. All of the additional options were granted with the following vesting schedule: 20% vested on grant with the balance vesting quarterly over three years.

In connection with the adoption of the 2013 Plan, the Board of Directors and stockholders of Wind Power Holdings, Inc. authorized the termination of the Wind Power Holdings, Inc. 2008 Equity Incentive Plan, the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan, to be effective upon completion of the exchange offer described above. Options which were outstanding under the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan and not tendered for exchange by the holders thereof were automatically converted to options to purchase our common stock under the 2013 Plan as part of the merger of Utility Scale into Northern and the recapitalization of Northern described above.

There currently are 2,853,069 options to purchase our common stock outstanding under the 2013 plan, at a weighted average exercise price of $1.14 per share.

2008 Equity Incentive Plan

In October 2008, we adopted the Wind Power Holdings, Inc. 2008 Equity Incentive Plan, or the 2008 Plan. The 2008 Plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to our employees, consultants, and directors. The 2008 Plan, as amended in 2010, has reserved for issuance upon grant or exercise of awards up to 258,427 reverse split adjusted shares of our common stock. This number is subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

The 2008 Plan is administered by our Board of Directors, which has the authority to delegate administration of the plan to one or more committees of the board. All employee stock option awards are covered by a stock option agreement and vest in accordance with the vesting schedule set forth in such stock option agreement. Our Board of Directors may choose to accelerate the vesting schedule, and some employees are entitled to acceleration upon a change of control.

Upon a change in control in which all awards are not assumed, substituted with awards issued by the successor entity, or substituted with cash consideration, the 2008 Plan and awards issued thereunder will be subject to accelerated vesting and, in the case of stock options, full exercisability, followed by the cancellation of such awards.

We are no longer granting awards under the 2008 Plan. There currently are 86 options to purchase our common stock outstanding under the 2008 plan with exercise prices ranging from $52.24 and $62.69 per share.

2011 Subsidiary Stock Option and Grant Plans

In August 2011, our two operating subsidiaries adopted new plans. Northern Power Systems, Inc. adopted the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, or the Northern 2011 Plan, and Northern Power Systems Utility Scale, Inc. adopted the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan, or the Utility Scale 2011 Plan. The Northern 2011 Plan and the Utility Scale 2011 Plan are collectively referred to as the Subsidiary Plans. The Subsidiary Plans provide for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants, and directors of each of our subsidiaries. The Subsidiary Plans each reserve for issuance upon grant or exercise of awards up to 3,000,000 shares of such subsidiary’s common stock. In addition, 3,000,000 shares of each X-1 Series and X-2 Series of our preferred stock have been reserved, respectively, for issuance upon exercise of the respective Subsidiary Plans’ options in the event of certain potential liquidation events involving our company.

The 2011 Subsidiary Stock Option and Grant Plans are administered by our Board of Directors. All employee stock option awards are covered by a stock option agreement and vest in accordance with a vesting schedule set forth in the respective stock option agreement. The Board of Directors may choose to accelerate the vesting schedule, and some employees are entitled to acceleration upon a change of control.

In September 2011, certain employees of Northern Power Systems, Inc., Northern Power Systems Utility Scale, Inc. and Northern Power Systems AG accepted an offer from us to exchange options of 219,917 reverse split adjusted shares of our common stock for options to purchase an aggregate of 1,849,924 and 1,985,424 shares of common stock of Northern and Utility Scale, respectively, under the Subsidiary Plans. The exercise price for the newly-issued stock options was equal to the fair market value of the common stock of Northern or Utility Scale at the date of the closing of the exchange offer. The newly-issued options were vested to the extent that the exchanged options were vested and will terminate on the same date as the exchanged options. In addition, the Boards of Directors of Northern and Utility Scale granted additional options under the Subsidiary Plans to certain employees of Northern Power Systems, Inc., Northern Power Systems Utility Scale, Inc., and Northern Power Systems AG in order to incent and retain such employees. The exercise price for these additional options was equal to the fair market value of the common stock of Northern or Utility Scale at the date of the offer and will vest in accordance with the Subsidiary Plans’ standard vesting schedule.

In connection with the merger of Utility Scale into Northern, we have terminated the Subsidiary Plans. There previously were options outstanding to purchase an aggregate of 1,928,314 shares of common stock of Northern at exercise prices ranging from $0.54 to $1.19 per share, and options outstanding to purchase an aggregate of 2,088,380 shares of common stock of Utility Scale at exercise prices ranging from $0.70 to $1.98 per share. These options were exchanged for options to purchase an aggregate of 238,186 shares of our common stock under the 2013 Plan. We completed this exchange offer in January 2014.

The exercise price for incentive and non-statutory stock options granted under any of the 2013 Plan, 2008 Plan, Northern 2011 Plan, and Utility Scale 2011 Plan shall not be less than the fair market value of the common stock at the time the stock option is granted; provided however, that in the case of an incentive stock option granted to an employee who on the grant date owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any subsidiary, the per share exercise price shall be no less than 110% of the fair market value per share on the grant date.

Section 401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. We contribute 50% of the amount contributed by a participating employee, up to a maximum of 6% of the participant’s pre-tax compensation. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

Director Compensation

We do not currently pay any compensation to our directors, but expect to begin to provide compensation to our non-employee directors upon closing of the Private Placement and the Acquisition.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions, or series of related transactions, since January 1, 2011, to which we were a party in which the amount involved exceeded $120,000 and in which the other parties included our directors, executive officers, holders of more than 5% of our voting securities, each Beneficial Owner, or any member of the immediate family of any of the foregoing persons.

Private Placements of Securities

In August 2011, we sold units consisting of one share of Series C-1 preferred stock and a warrant to purchase four shares of Series C-2 preferred stock at an exercise price of $0.50 per share to existing investors. The price per unit was $6.30. In this offering, each holder of more than 5% of our voting securities purchased units in the following amounts:

Purchaser	Series C-1 Shares	Series C-2 Warrants	Purchase Price
Allen & Company LLC(1)	337,573	1,350,292	$2,126,710
Baker Investments, LLC(2)	104,748	418,992	659,912
CWE LLC(3)	147,136	588,544	926,957
RockPort Capital partners III, LP(4)	371,641	1,486,564	2,341,338

(1)	John Simon, one of our directors, is employed by Allen & Company LLC and was the beneficial owner of 98,014 shares of Series C-1 preferred stock and 392,056 shares of Series C-2 preferred stock purchased in this offering for a total purchase price of $617,488.20. Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.
(2)	Marcus D. Baker, one of our directors, is the President of Baker Investments, LLC and may be deemed to be the beneficial owner of such securities.
(3)	Richard Hokin, one of our directors, is the President of CWE LLC and may be deemed to be the beneficial owner of such securities.
(4)	Alexander Ellis III, one of our directors, is a general partner of RockPort Capital Partners and may be deemed to be the beneficial owner of such securities.

In March and April 2013, we sold an aggregate of $4.5 million of convertible secured notes to existing investors at a price equal to the principal amount of such notes. In this offering, each holder of more than 5% of our voting securities purchased convertible notes in the following amounts:

Purchaser	Notes Purchased
Allen & Company LLC(1)	$1,218,149
Baker Investments, LLC(2)	371,440
CWE LLC(3)	521,747
RockPort Capital Partners III, LP(4)	1,322,844

(1)	John Simon, one of our directors, is employed by Allen & Company LLC and is the beneficial owner of $314,649 principal amount of such securities. Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.
(2)	Marcus D. Baker, one of our directors, is the President of Baker Investments, LLC and may be deemed to be the beneficial owner of such securities.
(3)	Richard Hokin, one of our directors, is the President of CWE LLC and may be deemed to be the beneficial owner of such securities.
(4)	Alexander Ellis III, one of our directors, is a general partner of RockPort Capital Partners and may be deemed to be the beneficial owner of such securities.

In September 2013, we sold an aggregate of $2 million of convertible secured notes and 10 million shares of common stock to existing investors at a price equal to the principal amount of such notes. In this offering, each holder of more than 5% of our voting securities purchased convertible notes and common stock in the following amounts:

Purchaser	Notes Purchased	Common Stock
Allen & Company LLC(1)	$564,520	2,822,601
Baker Investments, LLC(2)	172,135	860,673
CWE LLC(3)	241,791	1,208,953
RockPort Capital Partners III, LP(4)	648,412	3,242,059

(1)	John Simon, one of our directors, is employed by Allen & Company LLC and is the beneficial owner of $144,540 principal amount of convertible notes and 722,700 shares of common stock purchased in this offering. Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.
(2)	Marcus D. Baker, one of our directors, is the President of Baker Investments, LLC and may be deemed to be the beneficial owner of such securities.
(3)	Richard Hokin, one of our directors, is the President of CWE LLC and may be deemed to be the beneficial owner of such securities.
(4)	Alexander Ellis III, one of our directors, is a general partner of RockPort Capital Partners and may be deemed to be the beneficial owner of such securities.

Investors’ Rights Agreement

In September 2013, our former holders of preferred stock entered into a Fourth Amended and Restated Investors’ Rights Agreement, providing such investors with certain registration and other investment rights at any time prior to the termination of the agreement. Each of Allen & Company LLC, Baker Investments, LLC, CWE LLC and RockPort Capital Partners III, LP are parties to such agreement. Certain of our directors are affiliated with the foregoing entities. Pursuant to the agreement, we are required to first offer any shares of or securities convertible into any class of our capital stock to the investors who are party to this agreement before offering such securities to third parties. Certain issuances, including securities to be issued pursuant to board approved option plans or in a Qualified IPO (defined as a firm commitment public underwriting with gross proceeds of not less than $40 million at a valuation of not less than $175 million, reduced by the aggregate amount of any extraordinary dividend but in no event less than $100 million) are exempt from the right of first offer. This agreement also provides, subject to certain limitations, up to three demand registration rights to investors, beginning six months after the effective date of a Qualified IPO, pursuant to which the investors may request that we register for public resale not less than $15 million of common stock. This agreement also provides the investors with the right, at such times as we are eligible to file on Form S-3, the right to request other public registrations. This agreement also provides investors with certain inspection rights and the right to receive our financial statements. The rights of first offer, inspection and to receive financial statements terminate immediately prior to the consummation of a Qualified IPO. Subject to receipt of all necessary approvals, we intend to amend the Investors’ Rights Agreement immediately prior to the Acquisition to (i) provide that the rights under such agreement only will be triggered if we determine to list our shares on a U.S. securities exchange or if a specified percentage of holders require such listing after a certain period of time; (ii) remove the existing right of first refusal in connection with future issuances of shares; and (iii) remove certain other rights of the investors and obligations of us under such agreement. In connection with the Acquisition, Mira III will assume all of our obligations under the Investors’ Rights Agreement.

Voting Agreement

In September 2013, our former holders of preferred stock entered into a Fourth Amended and Restated Voting Agreement providing certain board representation rights, a drag-along right, as well as a right of first refusal and co-sale right in the event stockholders propose to transfer shares of our capital stock while this agreement is in effect. Each of Allen & Company LLC, Baker Investments, LLC, CWE LLC and RockPort Capital Partners III, LP are parties to such agreement. Certain of our directors are affiliated with the foregoing entities. Pursuant to this agreement, our board of directors is currently set at eight members, and investors have agreed to cause their votes to be cast such that the founding investors (those investors who originally funded the acquisition of our wind turbine business from Distributed Energy Systems Corporation) shall be entitled to designate two directors for so long as such investors hold at least an aggregate of 10% of our capital stock; two directors are to be designated by Allen & Company LLC for so long as such investor holds at least 10% of our capital stock; one director is to be designated by RockPort Capital Partners III, L.P. for so long as such investor or its affiliates holds at least 10% of our capital stock; our chief executive officer is to serve as a director; and two individuals acceptable to the majority of the other members of the board and who are not affiliated with the other members of the board or the investors which appointed them are to serve as directors. This agreement also provides a drag-along right pursuant to which if 60% or more of our stockholders approve of a sale of our business (either pursuant to a transaction in which an entity or group of related entities acquires 50% or more of our stock or in the case of a deemed liquidation event as defined in our amended and restated certificate of incorporation), our stockholders agree to vote in favor of such transaction if stockholder approval is required, and to sell their stock in the same proportion as the selling stockholders triggering the drag-along right have agreed to sell their shares. This agreement also places restrictions on the ability of our stockholders to sell their shares at any point prior to the consummation of a firm commitment underwritten public offering of our common stock, by requiring any stockholder who proposes to sell shares to provide first to us and then to our other stockholders written notice specifying the proposed transferee, the number of shares proposed to be transferred, and the proposed sale price. We have the first right to purchase all or any portion of such shares proposed to be transferred and, in the event we elect not to purchase all such shares, the remaining stockholders will have the right to purchase such shares proposed for transfer in an amount proportionate to their interest in the company. If neither we nor the remaining stockholders fully purchase such shares proposed for transfer, the remaining stockholders are provided a co-sale right pursuant to which they may elect to participate in the proposed transfer of stock in an amount proportionate to their interest in the company. Subject to receipt of all necessary approvals, it is intended that the Voting Agreement will terminate immediately prior to the Acquisition.

Investment Banking Services

In August 2010, we engaged Allen & Company LLC, or Allen, a related party which is affiliated with one of our directors, as our exclusive placement agent for a private placement equity offering. We paid a retainer fee of $125,000 to Allen. The offering was not completed and Allen waived the payment of the $125,000 balance of the retainer fee in July 2011.

Transactions with Our Executive Officers, Directors and Beneficial Owners

Employment Agreements

We have entered into employment agreements with our executive officers. These agreements provide for severance benefits and acceleration of the vesting of stock options. See “Compensation — Employment Agreements and Termination of Employment Arrangements” for more information regarding these agreements.

Stock Option Awards

For information regarding stock option awards granted to our Named Executive Officers, see “Compensation — Outstanding Equity Awards at Fiscal Year-End Table — 2013,” “Compensation — Summary Compensation Table,” and “Compensation — Employment Agreements and Termination of Employment Arrangements.”

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, and bylaws may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and coverage is provided to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors. We expect that any underwriting agreement we enter into will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Review, Approval and Ratification of Transactions with Related Parties

Our Board of Directors reviews and approves transactions with directors, officers and Beneficial Owners, each of whom is a related party. Prior to our Board of Directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board of Directors, and the transaction will not be approved by our Board of Directors unless a majority of the directors who are not interested in the transaction approve the transaction. We intend to put into place a related party transactions policy which will require, among other items, that such transactions must be approved by our audit committee or another independent body of our Board of Directors.

Item 8.	Legal Proceedings.

We are not a party to any material pending legal proceedings. We may be involved from time to time in various legal proceedings in the normal course of business.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There is no established public trading market in our common stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Equity Compensation Plans

We expect that in the future we will file a registration statement on Form S-8 under the Securities Act registering the common stock subject to outstanding options or reserved for issuance under our 2013 Plan. That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to grant of the underlying awards, vesting provisions and Rule 144 limitations applicable to our affiliates.

Holders

As of March 31, 2014, there were 20,000,075 shares of common stock outstanding, which were held by 52 record holders. In addition, there were $11,775,516.34 principal amount of senior secured convertible notes outstanding, which were held by 42 holders. These notes will automatically convert to common stock upon closing of the Acquisition described more fully above.

As of the date of this Registration Statement, we have no present commitments to issue shares of our capital stock to any 5% holder, director or nominee, other than pursuant to the exercise of outstanding options as more fully set forth elsewhere in this Registration Statement. Pursuant to the terms of our Fourth Amended and Restated Investors’ Rights Agreement, before we may issue additional shares of capital stock or rights, options, or warrants to purchase additional shares of our capital stock, we are obligated to first offer such securities to the signatories of such agreement.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. Currently, our line of credit prohibits the payment of any dividends without obtaining our lenders’ prior written consent, other than dividends payable solely in our common stock.

Stock Not Registered under the Securities Act; Rule 144 Eligibility

Our common stock, including our common stock underlying outstanding options and common stock issuable upon conversion of the convertibles notes, has not been registered under the Securities Act. Accordingly, the shares of common stock issued and outstanding and the shares of common stock issuable upon the exercise of any options and conversion of convertible notes may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Rule 144

Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act, subject to the requirements described below. “Restricted securities,” as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, after the effectiveness of this Registration Statement.

Beginning 90 days after the effectiveness of this Registration Statement, but further subject to the lock-up agreements described below, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, will generally be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant stockholders.

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Registration Statement without restriction. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We expect approximately 3,723,543 shares of our common stock will be eligible for sale under Rule 144 upon expiration of the lock-up period applicable to shares of common stock held by our executive officers and certain of our stockholders, which expires on July 17, 2014. An additional 12,501,399 shares will become eligible for sale under Rule 144, subject to applicable volume limitations upon expiration of the lock-up period applicable to shares of common stock held by our four principal stockholders, which expires on March 17, 2015. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement and the volume and public information requirements. Any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this Registration Statement before selling their shares under Rule 701. 188 of our currently outstanding shares will become eligible for sale pursuant to Rule 701 90 days following the effective date of this Registration Statement.

Lock-Up Agreements

During the 90 day period following the closing of the Private Placement, we and our directors and executive officers will be required to agree not to, without the prior written consent of Beacon Securities Limited, sell any shares of our common stock or securities convertible or exchangeable into our common stock (or announce any intention to do so), except that such holders may sell up to 10% of their shares of our common stock during such period without consent. During the one-year period following the closing of the Private Placement, Allen & Company LLC, Baker Investments, Inc., CWE LLC and RockPort Capital Partners III, LP have agreed not to, without the prior written consent of Beacon Securities Limited, sell any shares of our common stock or securities convertible or exchangeable into our common stock (or announce any intention to do so), except that such holders may sell up to 10% of their shares of our common stock during the last six months of the lock-up period without consent.

Registration Rights

Holders of 19,999,373 shares of our common stock have the right to require us to register such shares pursuant to demand registration rights and “piggyback” registration rights, as described below. See “Description of Registrant’s Securities to be Registered — Registration Rights” for additional information regarding these registration rights. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans as of March 31, 2014. There are no equity compensation plans that have not been approved by our security holders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,853,069	$1.14	1,147,017
Equity compensation plans not approved by security holders(1)	—	—	—

Total	2,853,069	$1.14	1,147,017

See “Executive Compensation — Employee Stock Plans” for a discussion of our equity incentive plans.

Item 10.	Recent Sales of Unregistered Securities.

During the past three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. Except for the shares of our common stock that were issued upon the conversion of shares of our preferred stock and warrants, all of the below-referenced securities were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act or regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701, and the securities so issued are deemed to be restricted securities for purposes of the Securities Act. There were no underwriters or placement agents employed in connection with any of these transactions.

Use of the exemption provided in Section 4(2) or Regulation D thereunder for transactions not involving a public offering is based on the following facts:

•	Neither we nor any person acting on our behalf solicited any offer to buy or sell securities by any form of general solicitation or advertising.

•	The recipients were either accredited or otherwise sophisticated individuals who had such knowledge and experience in business matters that they were capable of evaluating the merits and risks of the prospective investment in our securities.

•	All recipients had adequate access through their relationships with us to business and financial information concerning our company.

•	All recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All securities issued and may only be disposed of pursuant to an effective registration or exemption from registration in compliance with federal and state securities laws.

The shares of our common stock that were issued upon the conversion of shares of our preferred stock, and warrants were issued pursuant to the exemption from registration under Section 3(a)(9) of the Securities Act and are deemed to be restricted securities for purposes of the Securities Act.

The number of shares of common stock issued in each transaction, and the price per share of common stock in each transaction, has been adjusted to give effect to the 1-for-11.6087 reverse stock split of the common stock effected on September 16, 2013.

Since January 1, 2011, we made sales of the following unregistered securities:

Preferred Stock and Warrant Offering

In August 2011, we sold units consisting of one share of Series C-1 preferred stock and a warrant to purchase four shares of Series C-2 preferred stock at an exercise price of $0.50 per share to existing investors. The price per unit was $6.30, and we received aggregate cash consideration of $10,132,000.

Convertible Note Offerings

In March and April of 2013, we closed an offering to existing investors of convertible notes. The convertible notes were sold for cash at face value for an aggregate purchase price of $4,525,000, without discount. In September 2013, we closed an offering to existing investors of convertible notes and common stock for cash in the aggregate amount of $2,000,000, without discount. The proceeds of these offerings were used to fund our working capital.

Conversion of Outstanding Securities

Pursuant to the cashless exercise feature of Series C-2 warrants held by certain of our employees, we issued in 2012 an aggregate of 69,685 shares of our common stock to such employees.

All shares of Series A preferred stock, Series B preferred stock and/or Series C preferred stock held by stockholders which did not participate in the March/April 2013 convertible note financing automatically converted into shares of our common stock. If a stockholder purchased some but not all of its pro rata share of the convertible note financing, then a percentage of shares of Series A preferred stock, Series B preferred stock and/or Series C preferred stock (divided evenly among all such series of preferred stock held by such stockholder) equal to the percentage of its pro rata share not purchased automatically converted into common stock.

Pursuant to a recapitalization completed in September 2013, all issued and outstanding shares of our Series A, B, and C-2 preferred stock were converted into shares of our common stock at a rate that reflected company stockholders aggregate liquidation preference of their respective holdings of our preferred securities and an assumed enterprise value for the company of $50,000,000. Upon conversion of our Series C-1 preferred stock, we issued an aggregate amount of $5,250,000 in face amount of convertible notes. The recapitalization was approved by our stockholders and effective simultaneous with closing of the convertible note placement in September 2013. Adjusted for the reverse stock split effective on September 16, 2013, we have issued and outstanding 20,000,075 shares of common stock.

Option Exchanges

In September 2011, certain employees of Northern Power Systems, Inc., Northern Power Systems Utility Scale, Inc. and Northern Power Systems AG accepted an offer from us to exchange options to purchase 2,552,948 shares of our common stock for options to purchase an aggregate of 1,849,924 and 1,985,424 shares of common stock of Northern Power Systems, Inc. and Northern Power Systems Utility Scale, Inc., respectively, under our 2011 subsidiary equity incentive plans. The exercise price for the new options was equal to the fair market value of the common stock of Northern Power Systems, Inc. or Northern Power Systems Utility Scale, Inc. at the date of the closing of the exchange offer. The new options were vested to the extent that the exchanged options were vested and will terminate on the same date as the exchanged options. In addition, the Boards of Directors of Northern Power Systems, Inc. and Northern Power Systems Utility Scale, Inc. granted an aggregate of 984,610 additional options under the 2011 subsidiary equity incentive plans to certain employees of such companies, and Northern Power Systems AG in order to incent and retain such employees. The exercise price for these additional options was equal to the fair market value of the common stock of Northern Power Systems, Inc. or Northern Power Systems Utility Scale, Inc. at the date of the offer and will vest in accordance with the standard vesting schedule under the 2011 subsidiary equity incentive plans.

In January 2014, certain employees of Northern Power Systems, Inc., Northern Power Systems Utility Scale, Inc. and Northern Power Systems AG accepted an offer from us to exchange options to purchase an aggregate of 1,928,314 and 2,088,380 shares of common stock of Northern Power Systems, Inc. and Northern Power Systems Utility Scale, Inc., respectively, under our 2011 subsidiary equity incentive plans for options to purchase an aggregate of 233,427 shares of Wind Power Holdings, Inc. common stock under the 2013 Plan. The exercise price for the new options was equal to the fair market value of the common stock of Wind Power Holdings, Inc. at the date of the closing of the exchange offer. However, in connection with the application process for the listing of Mira III’s shares on the Toronto Stock Exchange, the exercise price of such options was increased to US$2.33 per share. The new options were vested to the extent that the exchanged options were vested and will terminate on the same date as the exchanged options.

We believe that all of the above transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Wind Power Holdings, Inc.

Item 11.	Description of Registrant’s Securities to be Registered.

The following description summarizes certain important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and bylaws and investor rights agreement, which are included as exhibits to this Registration Statement, and to the applicable provisions of Delaware law.

General

Our authorized capital stock consists of 44,000,000 shares of common stock, par value $0.01 per share, and 6,000,000 shares of preferred stock, par value $0.01 per share, of which 3,000,000 shares have been designated as Series X-1 preferred stock, and 3,000,000 shares have been designated as Series X-2 preferred stock.

As of March 31, 2014, 20,000,075 shares of our common stock were outstanding, held by 52 stockholders of record, and no shares of our preferred stock were outstanding. In addition, as of March 31, 2014, we had outstanding options to purchase 2,852,983 shares of our common stock under our 2013 Plan, at a weighted average exercise price of $1.14 per share, 826,230 of which were vested and exercisable, and 86 shares of our common stock under our 2008 Plan, at a weighted average exercise price of $57.46 per share, all of which were vested and exercisable.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred Stock

The Series X-1 preferred stock is reserved for holders of options to purchase common stock of Northern Power Systems, Inc., or Northern, restricted stock units to acquire common stock of Northern, or common stock of Northern issued under Northern’s 2011 Stock Option and Grant Plan. The Series X-2 preferred stock is reserved for holders of options to purchase common stock of Northern Power Systems Utility Scale, Inc., or Utility Scale, restricted stock units to acquire common stock of Utility Scale, or common stock of Utility Scale issued under Utility Scale’s 2011 Stock Option and Grant Plan. In the event of any dissolution, liquidation, or winding up, as defined, which includes a Deemed Liquidation Event (defined as any transaction in which our outstanding capital stock ceases to be a majority of the outstanding capital stock after the completion of the transaction or any sale, transfer, or other disposition of all or substantially all of our assets and our subsidiaries) or any distribution to our stockholders, options to purchase shares of Northern or Utility Scale’s common stock shall convert into options to purchase shares of Series X-1 or Series X-2 preferred stock, respectively, restricted stock units to acquire common stock of Northern or Utility Scale shall convert into phantom stock units that will be settled in shares of Series X-1 or Series X-2 preferred stock, respectively, and common stock of Northern or Utility Scale issued under the respective subsidiary’s 2011 Stock Option and Grant Plan shall convert into shares of Series X-1 or Series X-2 preferred stock, respectively, in each case with an equitable or proportionate adjustment as to such number of shares of Series X-1 or Series X-2 preferred stock, the exercise price thereof with respect to options or the original purchase price thereof with respect to outstanding shares. In the event of any dissolution, liquidation, or winding up, as defined, which includes a Deemed Liquidation Event, the holders of Series X preferred stock will have the right to receive payment on a priority basis (the “Priority Payment”) from the amounts distributable to stockholders in any such transaction based on (i) in the case of shares of Series X preferred stock issued in exchange for issued shares of Northern or Utility Scale common stock, the value of such shares of Series X preferred stock, and (ii) in the case of options to purchase Northern or Utility Scale common stock, the increase in the fair market values of Northern or Utility Scale from the date of the option grant. The Priority Payment will be paid prior to any distribution to the holders of Common Stock. As a result of the termination of the subsidiary option plans, equity awards can no longer be granted under these plans, and therefore no shares of Series X-1 preferred stock or Series X-2 preferred stock will ever be issued.

Immediately prior to the closing of the Private Placement and the Acquisition, we will have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Registration Rights

Upon the completion of the Private Placement and the Acquisition, the holders of an aggregate of 16,224,494 shares of our common stock or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of the Investors’ Rights Agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights. Upon the completion of the Private Placement and the Acquisition, the holders of an aggregate of 16,224,494 shares of our common stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the Investors’ Rights Agreement, we will be required, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $15,000,000, to use our best efforts to file a registration statement and use reasonable, diligent efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only three registrations pursuant to this provision of the Investors’ Rights Agreement.

Short Form Registration Rights. Upon the completion of the Private Placement and the Acquisition, the holders of an aggregate of 16,224,494 shares of our common stock or their permitted transferees, are also entitled to short form registration rights. If we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $5,000,000, we will be required to use our best efforts to affect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights. Upon the completion of the Private Placement and the Acquisition, the holders of an aggregate of 16,224,494 shares of our common stock are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Indemnification. Our Investors’ Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the Investors’ Rights Agreement will terminate upon our liquidation or dissolution, including a deemed liquidation event as defined in our Fourth Amended and Restated Certificate of Incorporation, as amended.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange Listing

The common stock of Mira III is listed on the TSX Venture Exchange under the symbol “MRQ.P.” We intend to apply to list our common stock on the Toronto Stock Exchange under the symbol “NPS” upon completion of the Private Placement and the Acquisition.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Financial Trust. The transfer agent and registrar’s address is 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1..

Item 12.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, and bylaws may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and coverage is provided to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/ or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We expect that any underwriting agreement we enter into will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.	Financial Statements and Supplementary Data

The information required by this item may be found beginning on page F-1 of this Form 10.

Item 14.	Changes in and Disagreements with the Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.	Financial Statements and Exhibits

The following documents are filed as part of this report:

1 and 2. Consolidated Financial Statements and Financial Statement Schedule:

An index to the consolidated financial statements and financial statement schedule filed is located on page F-1.

3. Exhibits

Number	Description

3.1^	Fourth Amended and Restated Certificate of Incorporation of the Registrant

3.2^	Bylaws of the Registrant

4.1*	Form of Common Stock Certificate of the Registrant

4.2^	Fourth Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain of its stockholders dated August 30, 2013

4.3^	Fourth Amended and Restated Voting Rights Agreement by and between the Registrant and certain of its stockholders dated August 30, 2013

4.4*^	Fifth Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain of its stockholders

10.1#^	Wind Power Holdings, Inc. 2008 Equity Incentive Plan and forms of agreement thereunder

10.2#^	Northern Power Systems, Inc. 2011 Stock Option and Grant Plan and forms of agreements thereunder

10.3#^	Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan and forms of agreements thereunder

10.4#^	Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan and forms of agreements thereunder

10.5#^	Employment Agreement by and between the Registrant and Troy Patton

10.6#^	Form of Employment Agreement with other executive officers

10.7^	Loan and Security Agreement by and between Northern Power Systems, Inc. and Comerica Bank, as amended, dated December 1, 2011

10.8*	Technological Know-How Transfer Agreement for NPS 2.X by and between Northern Power Systems, Inc. (as successor to Northern Power Systems Utility Scale, Inc.) and WEG Equipamentos Elétricos S.A. dated March 20, 2013

Number	Description

10.9	Merger Agreement by and between the Registrant, Mira III Acquisition Corp., Mira Subco Inc. and Mira Subco LLC dated as of March 31, 2014

10.10^	Engagement Letter by and between the Registrant and Beacon Securities Limited dated as of December 7, 2013

10.11	Agency Agreement by and between the Registrant, Mira III Acquisition Corp., Beacon Securities Limited, Cormark Securities Inc. and Canaccord Genuity Corp. dated March 17, 2014

10.12*	Turbine Design and Development Agreement for 3.3 MW by and between the Registrant and WEG Equipamentos Elétricos S.A. dated February 28, 2014

21.1^	Subsidiaries of the Registrant

^	Previously filed.
*	To be filed by amendment.
#	Indicates management contract or compensatory plan, contract or agreement.

Wind Power Holdings, Inc.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Wind Power Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Wind Power Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the years then ended. Our audit also included the financial statement schedule listed in the Index at F-1. The Company’s management is responsible for these consolidated financial statements and financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wind Power Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses since inception. Management anticipates incurring additional losses until the Company can generate sufficient revenue to cover its operating costs, if ever. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

Glastonbury, Connecticut

April 14, 2014

WIND POWER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(All amounts in thousands, except share and per share amounts)

	2013	2012
ASSETS

CURRENT ASSETS:
Cash	$4,534	$4,456
Accounts receivable — net of allowance for doubtful accounts of $103 and $22 at December 31, 2013 and 2012, respectively	1,961	1,161
Inventories — net (Note 4)	11,682	6,258
Deferred costs	1,443	1,285
Prepaid expenses and other current assets	1,365	681

Total current assets	20,985	13,841
Property, plant and equipment — net (Note 7)	1,414	1,900
Intangible assets — net (Note 8)	509	696
Goodwill	722	722
Deferred income taxes (Note 15)	2,384	409
Asset held for sale	1,300	2,077
Other assets	231	381

Total Assets	$27,545	$20,026

The accompanying notes are an integral part of these consolidated financial statements. (Continued)

WIND POWER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(All amounts in thousands, except share and per share amounts)

	2013	2012
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$141	$100
Senior secured convertible notes (Note 9)	12,107	—
Accounts payable	2,148	601
Accrued expenses (Note 10)	2,158	1,480
Accrued compensation	2,207	1,199
Deferred revenue	4,221	1,340
Deferred income taxes (Note 15)	2,532	549
Customer deposits	10,917	4,227
Liability for stock compensation (Note 13)	598	—
Other current liabilities	197	753

Total current liabilities	37,226	10,249

Deferred revenue, less current portion	1,163	1,112
Long-term debt, less current portion (Note 9)	300	346
Liability for stock compensation (Note 13)	—	456
Warrant liability (Note 11)	—	3,268
Other long-term liability (Note 19)	258	349

Total Liabilities	38,947	15,780

Commitments and Contingencies (Note 19)
STOCKHOLDERS’ EQUITY (DEFICIENCY):
Series A convertible preferred stock, $5.00 face amount — 0 and 11,290,200 shares authorized, issued, and outstanding as of December 31, 2013 and 2012, respectively (liquidation value $0 and $68,670, respectively).	—	56,451
Series B convertible preferred stock, $6.00 face amount — 0 and 9,407,939 shares authorized, issued and outstanding as of December 31, 2013 and 2012, respectively (liquidation value $0 and $64,656, respectively).	—	56,447
Series C-1 convertible preferred stock, $6.30 face amount — 0 and 1,619,048 shares authorized; 0 and 1,608,322 shares issued and outstanding as of December 31, 2013 and 2012, respectively (liquidation value $0 and $10,829, respectively).	—	21,994
Series C-2 convertible preferred stock, $6.30 face amount — 0 and 6,476,192 shares authorized; 0 and 69,685 shares issued and outstanding as of December 31, 2013 and 2012, respectively (liquidation value $0 and $468, respectively).	—	181
Series X convertible preferred stock, 6,000,000 authorized and no shares issued and outstanding as of December 31, 2013 and 2012.	—	—
Common stock, $0.01 par value — 44,000,000 and 33,000,000 shares authorized; 20,000,075 and 23,475 shares issued and outstanding as of December 31, 2013 and 2012, respectively.	200	—
Additional paid-in capital	139,732	6,379
Accumulated deficit	(151,334)	(137,206)

Total Stockholders’ Equity (Deficiency)	(11,402)	4,246

Total Liabilities and Stockholders’ Equity (Deficiency)	$27,545	$20,026

The accompanying notes are an integral part of these consolidated financial statements.	(Concluded)

WIND POWER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(All amounts in thousands, except share and per share amounts)

	2013	2012
REVENUES:
Product	$19,142	$16,509
License	—	10,000
Design service	522	—
Service	934	891

Total revenues	20,598	27,400

COSTS OF REVENUE AND OPERATING EXPENSES:
Cost of product revenues	16,346	15,968
Cost of service revenues	3,012	3,205
Sales and marketing	2,977	2,902
Research and development	4,238	4,260
General and administrative	6,938	7,126
Assets held for sale loss	768	—
Restructuring charges	70	2,145
Impairment of certain long-lived assets	—	1,451

Total costs of revenue and operating expenses	34,349	37,057

Loss from operations	(13,751)	(9,657)
Change in fair value of warrants	172	4,545
Interest expense	(514)	(88)

Loss before provision for income taxes	(14,093)	(5,200)
Provision for income taxes	35	1,014

NET LOSS	(14,128)	(6,214)
Other comprehensive loss
Foreign currency translation adjustment	—	(2)

COMPREHENSIVE LOSS	$(14,128)	$(6,216)

Net loss applicable to common shareholders (Note 2)	$(17,815)	$(12,388)
Net loss per common share
Basic and diluted	$(2.95)	$(527.71)
Weighted average number of common shares outstanding
Basic and diluted	6,032,481	23,475

The accompanying notes are an integral part of these consolidated financial statements.

WIND POWER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(All amounts in thousands except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C-1 Convertible Preferred Stock		Series C-2 Convertible Preferred Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficiency)
									Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE — January 1, 2012	11,290,200	$56,451	9,407,939	$56,447	1,608,322	$21,994	69,685	$181	23,475	$—	$4,605	$2	$(130,992)	$8,688
Change in the liability classification of stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,774	—	—	1,774
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(6,214)	(6,214)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)

BALANCE — December 31, 2012	11,290,200	56,451	9,407,939	56,447	1,608,322	21,994	69,685	181	23,475	—	6,379	—	(137,206)	4,246
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	369	—	—	369
Change in the liability classification of stock-based compensation	—	—	—	—	—	—	—	—	—	—	266	—	—	266
April conversion	(1,773,800)	(8,869)	(3,399,195)	(20,398)	(358,245)	(4,899)	—	—	476,525	5	34,161	—	—	—
Warrant conversion	—	—	—	—	—	—	2,734,390	3,095	—	—	—	—	—	3,095
September automatic conversion	(9,516,400)	(47,582)	(6,008,744)	(36,049)	—	—	(2,804,075)	(3,276)	9,500,000	95	86,812	—	—	—
Series C-1 conversion to senior secured convertible notes	—	—	—	—	(1,250,077)	(17,095)	—	—	10,000,075	100	11,745	—	—	(5,250)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(14,128)	(14,128)

BALANCE — December 31, 2013	—	$—	—	$—	—	$—	—	$—	20,000,075	$200	$139,732	$—	$(151,334)	$(11,402)

The accompanying notes are an integral part of these consolidated financial statements.

WIND POWER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(All amounts in thousands)

	2013	2012
OPERATING ACTIVITIES:
Net loss	$(14,128)	$(6,214)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	(172)	(4,545)
Provision for inventory obsolescence	22	430
Provision for doubtful accounts	152	(196)
Stock-based compensation expense	701	971
Depreciation and amortization	985	1,726
Noncash restructure charges	70	1,512
Loss from disposals of property and equipment	—	44
Deferred income taxes	8	19
Assets held for sale loss	768	—
Impairment of long-lived assets	—	1,451
Changes in operating assets and liabilities:
Accounts receivable	(952)	156
Other current and noncurrent assets	(534)	111
Inventories	(5,269)	(1,150)
Deferred costs	(158)	1,138
Accounts payable	1,549	(311)
Accrued expenses	1,598	(2,083)
Customer deposits	6,689	(538)
Deferred revenue and other short term liabilities	2,707	693
Other liabilities	(91)	349

Net cash used in operating activities	(6,055)	(6,437)

INVESTING ACTIVITIES:
Purchases of property and equipment	(387)	(390)

Net cash used in investing activities	(387)	(390)

FINANCING ACTIVITIES:
Proceeds from debt issuance	179	51
Debt principal payments	(184)	(50)
Proceeds from issuance of convertible notes	6,525	—

Net cash provided by financing activities	6,520	1

Effect of exchange rate change on cash	—	(2)

Change in cash	78	(6,828)
Cash — Beginning of Year	4,456	11,284

Cash — End of Year	$4,534	$4,456

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$50	$24

Cash paid for income taxes	$24	$1,043

The accompanying notes are an integral part of these consolidated financial statements.

WIND POWER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in thousands except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Wind Power Holdings, Inc. (“Wind Power Holdings” or “WPHI”), and its wholly owned subsidiaries, Northern Power Systems, Inc. (“Northern”), and Northern Power Systems Utility Scale, Inc. (“Utility Scale”), which was formed November 13, 2009, are herein collectively referred to as the “Company.” Northern also has one wholly owned subsidiary, Northern Power Systems AG. WPHI and Northern were formed effective July 14, 2008 (date of inception) to acquire the wind turbine business of Distributed Energy Systems Corp. (“DESC”) and its wholly owned subsidiary, NPS Liquidating, Inc. (“NPSLI”), (collectively the “Sellers”). On August 15, 2008, Northern acquired the assets and assumed certain specified liabilities of the wind turbine business of the Sellers pursuant to an Asset Purchase Agreement dated July 17, 2008, in a transaction approved by the U.S. Bankruptcy Court for the District of Delaware in connection with the bankruptcy of DESC and NPSLI (the “Acquisition”). Utility Scale was merged into Northern effective December 31, 2013.

WPHI is a provider of advanced technology for the renewable energy sector. The Company designs, manufactures and services next-generation Permanent Magnet Direct-Drive (PM/DD) wind turbines for the distributed wind market, and licenses existing and evolving utility-scale wind turbine platforms to large manufacturers on a global basis. The Company also provides engineering and development services for a wide variety of renewable energy applications.

The Company’s headquarters are in Barre, Vermont, and it has a sales office in Zurich, Switzerland. The Company employs approximately 102 employees.

Going Concern — The Company has incurred operating losses since its inception. Management anticipates incurring additional losses until the Company can produce sufficient revenue to cover its operating costs, if ever. Since inception, the Company has funded its net capital requirements with proceeds from private equity and debt offerings. At December 31, 2013, the Company has cash of $4,534, a working capital deficiency of $16,241, and an accumulated deficit of $151,334. During 2012 the Company had sufficient cash, and as such did not require any capital infusions. The Company raised $6,525 in 2013 through offering convertible debt to fund operations (Note 9). The Company used $6,827 in cash for operating activities and the acquisition of property and equipment in 2012. The Company used $6,442 in cash for operating activities and the acquisition of property and equipment in 2013. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company projects that it has sufficient cash to fund operations through the second quarter of 2014, and is seeking additional capital to fund operations which is expected to be obtained through a private placement offering (See Note 18, Subsequent Events). There can be no assurance that the Company will be able to obtain additional capital to fund its operations and be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of these consolidated financial statements are as follows:

Principles of Consolidation — The consolidated financial statements include the accounts of Wind Power Holdings and its wholly owned subsidiaries after elimination of all intercompany transactions and balances.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Periodically, the Company evaluates its estimates, including those related to the accounts receivable, valuation allowance for inventories, useful lives of property and equipment and intangible assets, accruals for product warranty, estimates of fair value for stock-based compensation and the recording of warrant liabilities, income taxes and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents — The Company considers all highly liquid investments that are readily convertible to cash with original maturity dates of three months or less as of the purchase date to be cash equivalents. There are no cash equivalents as of December 31, 2013 and 2012.

Accounts Receivable — Accounts receivable are stated at their estimated net realizable value. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible. The Company evaluates the collectability of accounts receivable based on the following factors:

•	Age of past due receivables and specific customer circumstances;

•	Probability of recoverability based on historical collection and write-off experience; and,

•	Current economic trends

If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required.

Revenue Recognition — The Company generates revenue from three principal sources: product sales, licensing of Intellectual Property (“IP”), and services. Revenues from product sales are recognized when delivery has occurred under completely executed sales agreements with selling prices fixed or determinable, and for which collectability is reasonably assured. Revenues from service, design activities, and repair time are recognized as work is performed and collectability is reasonably assured. During 2013 and 2012, service revenues were related primarily to commissioning activities as well as revenue generated from extended warranties and maintenance and service contracts.

Virtually all of the Company’s turbine sales contracts include multiple elements that are delivered at different points of time. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. The Company’s contracts are composed of two or three units of accounting: the turbine product, commissioning services, and sometimes installation and or extended warranty services.

For these arrangements, the revenue is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. The Company has determined that vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) are not available for its elements and therefore management’s best estimate of selling price (“BESP”) is currently used. VSOE is the price at which the Company independently sells each unit of accounting to its customers. TPE is the price of any competitor’s largely interchangeable products or services in stand-alone sales to similarly situated customers. BESP is the price at which the Company would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. The Company will re-evaluate the existence of VSOE and TPE in each reporting period and utilize the highest-level available pricing method in the hierarchy at any time.

Revenue recognition for product sales is deferred until all revenue recognition criteria been met. The Company seeks to make the timing for which the criteria are met consistent across sales agreements; however, the timing may differ as a result of contract negotiations. Customers may also elect to purchase extended warranty agreements that are deferred and recognized over the covering years, generally years three through five of the turbine’s life. As of December 31, 2013 and 2012, total short and long-term deferred revenue was $5,384 and $2,452, respectively. Costs deferred as of December 31, 2013 and 2012, were $1,443 and $1,285, respectively. Amounts received from customers in advance of shipment of $10,917 and $4,227 as of December 31, 2013 and 2012, respectively, are recorded as customer deposits.

Accounts receivable for product sales are recognized upon the transfer of title under the related sales contract terms.

The Company follows Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition Multiple Element Arrangements, for recognizing revenue on the value of prototype and pilot products when title is transferred. Payments received prior to title transfer are recorded as customer deposits or deferred revenue until recognition is achieved. The Company follows ACS 330 for classifying costs related to producing the products as inventory until the sale is recognized at which point they are expensed as cost of goods sold.

Revenue related to the licensing of IP is recognized per ASC 605-25-3, Revenue Recognition, Multiple Element Arrangements, Units of Accounting which refers to SAB 100 Subtopic 13.A.3(d) License Fee Revenue, which states that delivery for revenue recognition purposes does not occur until the license term begins. Therefore, the Company does not recognize revenue from the licensed IP until the customer has the right to use the IP per the terms of the contract, physical delivery of the IP has occurred and all other revenue recognition criteria have been met. There may be instances in which the IP has been delivered but other services such as training, installation support and or supply chain certification are necessary for the customer to fully benefit from the IP. In those cases, revenue recognition may be deferred until such services are delivered. For contracts to perform development services the Company records revenues using either the percentage-of-completion method, or the milestone method, in which case revenue is recognized by the achievement of design milestones agreed to in the contract depending upon specific facts and circumstances.

Inventories — Inventories include material, direct labor and related manufacturing overhead, and are accounted for at the lower of cost, determined by the weighted-average method, or market value. Excess inventory is carried at its estimated net realizable value. Excess inventory is estimated using assumptions regarding forecasted customer demand, market conditions, the age of the inventory items, and likely technological obsolescence. If any of the current estimates are significantly inaccurate, losses may result, which could be material.

Property, Plant, and Equipment — Property, plant, and equipment are accounted for at cost or, upon acquisition, at fair value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in operations. Expenditures for repairs and maintenance not considered to substantially lengthen useful lives are charged to expense as incurred.

Estimated useful lives of the assets are as follows:

Asset Classification	Estimated Useful Life
Machinery and equipment	5 to 10 years
Patterns and tooling	5 to 7 years
Field service spare parts	3 to 10 years
Office furniture and equipment	3 to 7 years
IT equipment and software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term

Goodwill and Other Intangible Assets — Intangible assets consist of (1) goodwill, which is not subject to amortization; and (2) amortizing intangibles, consisting of developed technology, core technology, trade name, and intellectual property which are being amortized over the estimated life of each item. Goodwill and intangible assets are allocated to the Company’s reporting units when testing for impairment.

Goodwill represents the excess of the fair value of the consideration exchanged in a business combination over the fair value of the net assets acquired, and is tested for impairment at least annually. The Company’s $722 of goodwill reported on the December 31, 2013 and 2012 balance sheets is a result of the purchase of the assets and the assumption of certain specified liabilities as part of the acquisition on August 15, 2008. The Company completed its annual goodwill impairment testing effective September 30, 2013. The Company performed a qualitative analysis on the goodwill balance as of September 30, 2013. Based on this evaluation, the Company determined that there have been no events or changes in circumstances that would indicate that it was more likely than not that goodwill was impaired. The Company performed step-one of the annual impairment test required on the goodwill balance as of September 30, 2012 and concluded that there was no goodwill impairment for 2012.

Recoverability of amortizing intangibles assets is assessed when events have occurred that may give rise to impairment. When a potential impairment risk has been identified, forecasted undiscounted net cash flows of the asset group to which the asset relates are compared to the current carrying value of the long-lived assets present in that group. If such cash flows are less than such carrying amounts, and the fair value of the asset group is determined to be less than the carrying value, long-lived assets including such intangibles, are written down to their respective fair values.

The Company reviews its long-lived assets for impairment when changes in business circumstances warrant a review. In accordance with applicable guidance, the Company reviews the carrying value of asset groups that represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company believes that there were no events for the year ended December 31, 2013, which would necessitate an impairment review of long-lived assets. The Company concluded that there was no impairment of long-lived assets as of December 31, 2013. The Company determined that effective December 31, 2012, that circumstances warranted an impairment analysis of long-lived assets. It was determined that the fair value of certain long-lived assets was less than the carrying value in 2012. As such the Company recorded an impairment charge in 2012 as detailed in Note 6.

Warranty Costs — The Company’s warranty contract with customers of the NPS 100 or 60 products is sometimes limited to repair or replacement of parts and typically expires two years from the date of shipment or commissioning. In such cases, the Company has typically provided non-warranty obligated services at no charge during the initial two-year period. The obligation to provide warranty services is deemed a contingency because it meets the probable and estimate criteria of ASC 460-10-25-2 and as such required accrual at the inception of the warranty period per ASC 460-10-25-5. The Company estimates the accrual on a per turbine basis based on historical warranty experience of the installed turbine base as a group consistent with ASC 460-10-25-6 and 7. The history is evaluated annually and the per turbine accrual is adjusted as appropriate to reflect changes in actual warranty experience.

Estimated warranty obligations are recorded in the earlier period of: (i) the period in which the related revenue is recognized or, (ii) the period in which the obligation is established. Warranty liabilities are based on estimated future repair costs incurred during the warranty period using historical labor, travel, shipping, and material costs, as well as estimated costs for performance warranty failures, when applicable, based upon historical performance experience. The accounting for warranties requires management to make assumptions and apply judgments when estimating product failure rates and expected costs. Adjustments are made to warranty accruals based on claim data and experience. Such adjustments have typically resulted in reductions to the Company’s estimated warranty obligation as the products have matured and improved in quality. These adjustments have been disclosed as reversals in the Company’s roll-forward of such obligations. Further, if actual results are not consistent with the assumptions and judgments used to estimate warranty obligations, because either failure rates or repair costs differ from management’s assumptions, the resulting change in estimate could be material.

Customers may elect to purchase extended warranty coverage for repair or replacement of parts for a period covering year’s three through five of the product life. These extended warranties are considered services and are accounted for under the guidance of ASC 605-20-25. Revenues are deferred and recognized ratably over the service term consistent with ASC 605-20-25-3. Costs associated with these extended warranty contracts are expensed to cost of sales as incurred.

The Company’s warranty contract with customers of the NPS 2.3MW product includes all costs associated with repairing or replacing parts within the turbine, as well as certain performance warranties that require cash payment to the customer if the performance level is not achieved. These performance warranties expired in 2013. The product warranty accrual for the prototype units were determined based on projected costs, the remaining term of the warranty, and the historic warranty services performed on the units. The Company accrued a reserve for the risk of the performance based on warranties in 2011. Both turbines exceeded the performance requirements throughout 2012 and no payments were made under this warranty. The Company no longer has a reserve recorded for nonperformance related to this contractual obligation because it expired in 2013.

Research and Development — Research and development costs are expensed as incurred. Research and development expenses consist primarily of salaries, benefits, and related overhead, as well as consulting costs related to design and development of new products.

Income Taxes — The Company uses the liability method of accounting for income taxes. Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for any deferred tax asset for which realization is not more likely than not.

The Company accounts for uncertain tax positions by determining a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company does not believe material uncertain tax positions have arisen to date, and as a result, no reserves for these matters have been recorded and no interest or penalties have been recognized. Assessment of uncertain tax positions requires significant judgments relating to the amounts, timing, and likelihood of ultimate resolution. The Company’s actual results could differ materially from these estimates.

Warrants Classified as Liabilities — The Company’s Warrants, when outstanding, represented a free-standing financial instrument that did not qualify for equity classification pursuant to ASC 815-40 and were therefore presented as a liability which was revalued periodically, and as of the reporting dates of these financial statements. The Company accounted for these liability classified warrants by recording them initially at fair market value estimated using the Black-Scholes option pricing model. The Company revalued the warrants periodically and any resulting change in the fair value of the warrants was recorded within the statements of operations and comprehensive loss, presented as a separately disclosed item. Warrants were also revalued immediately prior to any exercises of warrants, and as of each reporting date. There were no outstanding warrants as of December 31, 2013.

Restructuring Costs — The Company follows the guidance of ASC 420, Exit or Disposal Cost Obligations, which addresses the treatment of costs incurred for terminating employees, canceling contracts, consolidating facilities, as well as ASC 360-10-35-15, Impairment or Disposal of Long-lived Assets, to account for any disposal of fixed assets. The Company provides for costs of a restructuring when the restructuring plan is finalized and a liability has been incurred. Note 5 details the Company’s 2012 restructuring.

Stock-Based Compensation — Prior to September 29, 2011, the Company had only equity classification option awards. On September 29, 2011, the Company completed a stock option exchange program which resulted in the majority of the Company’s options at that time being classified as liability-based awards. For equity awards, stock-based compensation expense is recognized based on the fair value of the awards on the grant date and amortized on a straight-line basis over their vesting terms. For modified liability awards, the Company revalues the awards at each reporting period until settlement of the award. Stock-based compensation expense is recognized as the greater of the fair value of the awards on the grant date or reporting date, amortized on the straight-line basis over their vesting terms. For awards initially issued as liability-based awards, the Company revalues the awards at each reporting period until settlement of the awards, with stock-based compensation expense recognized based upon the fair value of the awards as of the reporting date, amortized on the straight-line basis over their vesting terms. Awards that have vested but are not settled are revalued at each reporting date and any excess of the current fair value over the grant-date fair value is recognized as stock compensation expense in such period. The Company presents the liability for applicable option awards based upon reporting-date fair market value for such awards.

Stock-based compensation expense is recorded net of anticipated forfeiture rates for unvested equity, and liability awards. The Company considers many factors when estimating the stock-based compensation forfeiture rate including employee class, economic environment, historical data, and anticipated future employee turnover. The Company reviews its forfeiture rate when changes in business circumstances warrant a review, and performs a full analysis annually at December 31st.

The Company accounts for stock-based compensation issued to nonemployees at the fair value of equity instruments given as consideration for services rendered as a noncash expense to operations. The equity instruments are revalued on each subsequent reporting date, until the measurement date is determined.

Concentration of Credit Risk — The Company’s customers operate primarily in the distributed energy market and include wind developers and end users that cover multiple industries and geographic locations. The Company’s products and services are sold under contracts with varying terms including contracts denominated in foreign currencies. As of December 31, 2013, 45% of the Company’s revenues were denominated in foreign currencies, mostly in Euro. The value of revenues denominated in a currency other than the U.S. Dollar was limited in the year ended December 31, 2012. If the Company continues to increase the percentage of contracts denominated in foreign currencies, gains or losses due to fluctuations in currency exchange rates could become increasingly material.

Financial instruments which are potentially subject the Company to concentrations of credit risk are cash, time deposits when held, and accounts receivable. At times, cash balances in financial institutions may exceed federally insured deposit limits, however, management periodically evaluates the creditworthiness of those institutions, and the Company has not experienced any losses on such deposits.

One customer accounted for 14% of total revenue and a second customer representing 11% for year ended December 31, 2013. No other customers account for more than 10% of revenue. During the year ended December 31, 2012, the Company had one customer representing 44% of revenue. This customer fully paid for a license from the Company of certain technology. In addition, the Company had one customer representing 13% of its 2012 revenue.

As of December 31, 2013, the Company had one customer representing 54% of accounts receivable and a second customer representing 17% of accounts receivable. No other customer accounted for more than 10% of accounts receivable. As of December 31, 2012, the Company had one customer representing 23% of accounts receivable, a second customer representing 20% of accounts receivable, and three other customers representing more than 10% of accounts receivable each.

Shipping and Handling — Shipping and handling costs for wind turbine products are included in cost of product revenues.

Net Loss per Share — The Company determines basic loss per share by dividing net loss attributable to common stockholders by the weighted average common shares outstanding during the period.

Diluted loss per share is determined by dividing loss attributable to common stockholders by diluted weighted average shares outstanding during the period. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent their effect is dilutive, employee equity awards and warrants, based on the treasury stock method, are included in the calculation of diluted earnings per share. For the years ended December 31, 2013 and 2012, all potential common shares were anti-dilutive due to the net loss and were excluded from the diluted net loss per share calculations.

The calculations of basic and diluted net loss per share are as follows:

	2013	2012
Basic earning per share calculation
Numerator
Net loss	$(14,128)	$(6,214)
Series A preferred stock dividends	(1,810)	(2,823)
Series B preferred stock dividends	(1,556)	(2,822)
Series C preferred stock dividends	(321)	(529)

Net loss attributable to common stockholders	$(17,815)	$(12,388)

Denominator
Weighted average common shares outstanding — Basic and diluted	6,032,481	23,475

Net loss per share-Basic and diluted	$(2.95)	$(527.71)

The following potential common share equivalents were excluded from the calculation of dilutive weighted average shares outstanding because they were considered anti-dilutive. Preferred shares converted to common stock in the ratio of 1 share of common stock for every 11.609 shares of preferred stock (in thousands):

	2013	2012
Convertible preferred stock — Series A	—	973
Convertible preferred stock — Series B	—	810
Convertible preferred stock — Series C	—	145
Series C warrants	—	547
Common stock options outstanding	2,598	11

Total Common share equivalents	2,598	2,486

Subsequent Events — Subsequent events occurring after December 31, 2013, have been evaluated by management through April 14, 2014. Relevant disclosures are included in Note 18.

Recent Accounting Pronouncements — The Company has reviewed all recent accounting pronouncements and does not expect the adoption of these standards to have a material impact on the consolidated financial statements. In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the income statement or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company adopted this guidance as of December 31, 2013, and the adoption did not have any impact on its financial position, results of operations or cash flows.

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it will be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company believes the adoption of this new guidance will not have a material impact on it is consolidated financial statements.

3.	FAIR VALUE MEASUREMENT

Financial Instruments — The Company’s financial instruments consist primarily of cash, accounts receivable, and accounts payable and debt. The carrying amounts of cash, accounts receivable, accounts payable, and accruals as of December 31, 2013 and 2012, approximate fair value due to their short-term nature and is classified within Level 1 of the valuation hierarchy.

Debt and Senior Secured Convertible Notes — The carrying values of the Company’s non-convertible debt approximate fair value. This is explained by: the market value interest rates on such debt, the relatively low outstanding debt balances, and the fact that the total debt is due and payable at various times but in no situation later than October 2015. The fair value of the Company’s Senior Secured Convertible Notes was calculated via a Probability Estimated Weighted Return Method (PWERM) which utilized the Company’s current overall valuation. The PWERM (level 3) applied a range of probabilities to a set of possible outcomes and attributed a value applicable to the Senior Secured Convertible Notes and to the common stock (the only other material equity interest in the Company at that time) in the event of each outcome. The Company determined that the PWERM was the most reliable approach given the complexity of the terms of the Senior Secured Convertible Notes, which could participate in any distribution as a holder of a liquidation preference or an equity participant, depending on the circumstances. The probabilities and weightings used in the analysis were based on management’s views of the opportunities available to the Company at that time for raising capital required to meet its plans, as well as a review of the outcomes to the Senior Secured Convertible Notes and common stock that would result from the selected scenarios. The PWERM was readily applicable to scenarios that resulted in immediate returns to the equity owners, so for those scenarios that would result in a continuing illiquid interest in the common stock, the option price method (or OPM) was employed. This combination of the OPM with the PWERM is sometimes referred to as a hybrid valuation method. The OPM treated the common stock interest as a “call option” on the Company’s overall enterprise value, determining the residual value to the common stock in the event that the Company was successful enough to satisfy the obligations due on the senior securities — in this case the holders of the Company’s Senior Secured Convertible Notes.

	Fair Value	Carrying Value
At December 31, 2013
Senior Secured Convertible Notes — Mature in less than 1 Year	$17,712	$12,107
Current maturities of long-term debt	141	141
Long-term debt	300	300

Total	$18,153	$12,548

At December 31, 2012
Current maturities of long-term debt	$100	$100
Long-term debt	346	346

Total	$446	$446

The Company measures fair value using the framework specified in U.S. GAAP. This framework emphasizes that fair value is a market-based measurement, not an equity-specific measurement, and establishes a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources and those based on an entity’s own assumptions. The hierarchy prioritizes the inputs fair value measurement into three levels:

Level 1 — Measurements utilizing unadjusted quoted prices in active markets that the entity has the ability to access for identical assets or liabilities.

Level 2 — Measurements that include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Measurements using unobservable inputs for assets or liabilities for which little or no market information exists, and are based on the best information available and might include the entity’s own data.

In some valuations, the inputs used may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company measures its cash equivalents and short-term investments, when held, at fair value and they are classified within Level 1 of the fair value hierarchy. The classification has been determined based on the manner in which the Company values its cash equivalents and short-term investments, primarily using quoted market prices.

The Company measures the value of its liability-classified warrants based upon the Black-Scholes option pricing model, and as such they are classified within Level 3 of the fair value hierarchy. Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, consisted of the following types of instruments:

	Fair Value Measurements Using
	Total Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2013
Liability classified warrants	$—	$—	$—	$—

	$—	$—	$—	$—

At December 31, 2012
Liability classified warrants	$3,268	$—	$—	$3,268

	$3,268	$—	$—	$3,268

A reconciliation of changes in fair value for the Company’s liability-classified warrants measured at fair value using inputs classified as Level 3 in the fair value hierarchy for the years ended December 31, 2013 and 2012 is as follows:

Balance as of January 1, 2012	$7,813
Decrease in fair value	(4,545)

Balance as of December 31, 2012	3,268

Expired warrants	(775)
Increase in fair value	602
Warrants exercised	(3,095)

Balance as of December 31, 2013	$—

Nonrecurring Fair Value Measurements — The Company holds certain assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

During 2012, the Company recorded $1,451 of impairment charges (see Note 6) to adjust certain long-lived assets to their estimated fair values. This adjustment falls within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value. The fair value measurements were calculated using unobservable inputs, primarily using the income approach, specifically the discounted cash flow method. The amount and timing of future cash flows within the Company’s analysis was based on its most recent operational budgets, long range strategic plans, and other estimates. These future cash flows are discounted using a weighted average cost of capital derived from adding company specific premiums for risk, volatility, and size to the risk free rate (yield on 10-year Treasury bond as of the measurement date). The cost of capital is weighted according to a target capital structure.

Effective December 12, 2013, the Barre, VT facility became an asset held for sale. Based upon the marketing of the facility as well as the indication of value from the currently interested potential buyer, the Company believes that the current fair value of the facility is $1,300. This value was lower than the carrying value at December 12, 2013 of $1,973 and, therefore, the Company calculated an asset held for sale loss by taking the difference between the sale price and the carrying value of the building along with the estimated direct costs of a sale transaction which resulted in a loss of $768. This adjustment falls within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value.

4.	INVENTORIES

Inventories as of December 31, 2013 and 2012 consist of:

	December 31, 2013	December 31, 2012
Raw materials	$2,511	$2,662
Work in process	1,124	1,228
Finished goods	8,610	3,822
Allowance for obsolescence	(563)	(1,454)

Total inventory — net	$11,682	$6,258

For the year ended December 31, 2013 and 2012, the Company recorded an inventory write-down of approximately $22 and $215 respectively, based on evaluating its ending inventory on hand for excess quantities and obsolescence.

The decrease in allowance for obsolescence for the year ended December 31, 2013 was primarily attributable to the sale of inventory that was fully reserved for in 2012.

5.	RESTRUCTURING

In April 2012, the Company committed to a restructuring plan for its utility-scale wind business, changing the nature of its operations from being primarily a designer and developer of utility scale wind turbines to a provider of licensing and co-development for wind applications and engineering services for other applications. These actions resulted in the reduction of approximately 40% of the Company’s total headcount and the closure of a manufacturing facility. The restructured business continued to operate in the Utility Scale legal entity through December 31, 2013, after such date it will operate within Northern with the merger of those two subsidiaries effective on such date. In association with this restructuring, for the year ended December 31, 2013 and 2012 the Company recorded restructuring charges and fixed asset write-offs in the aggregate amount of $70 and $2,145 respectively, as detailed in the table below. Workforce-related activity includes stock compensation charges for certain modifications made to executive option grants as part of the restructuring. These options are accounted for as liability awards and marked to market though the income statement for subsequent changes in fair value. The Company will revalue the awards at each reporting period until such time as the awards expire or are no longer liability awards in nature.

	Activity for the year ended
	Balance December 31, 2012	Expense	Utilization	Balance December 31, 2013
Workforce — related	$198	$70	$(22)	$246

	$198	$70	$(22)	$246

	Balance December 31, 2011	Expense	Utilization	Balance December 31, 2012
Facilities and other	$—	$1,051	$(1,051)	$—
Workforce — related	—	1,094	(896)	198

	$—	$2,145	$(1,947)	$198

6.	IMPAIRMENT OF CERTAIN LONG-LIVED ASSETS

For the years ended December 31, 2013 and 2012, the Company reviewed its long-lived assets for impairment. In accordance with applicable guidance the Company reviews the carrying value of asset groups that represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company determined that its Product Sales and Services, Technology Licensing and Technology Development operating segments are the lowest level for which independent cash flows are available in management’s planning and long-range forecasting.

The factors considered by management in performing this impairment assessment included current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. The Company determined that no impairment indicators of intangible assets for the year ended December 31, 2013. After considering the impact of delays establishing feed-in-tariff rates in overseas distributed-scale markets on order growth, future cash flow trends and cost of capital in the latter part of 2012, the Company concluded that developed technology and NW 100B intellectual property intangible assets were impaired and a resulting $1,451 charge to the statements of operations and comprehensive loss was recorded. The impairment analysis supports current carrying values for fixed assets committed to the all units as they have a longer economic life than the intangible assets. Certain intangible assets and other long-lived assets which are shared between the reporting units were reviewed for impairment in 2012 and the Company concluded that no impairment existed (see Note 8).

7.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2013 and 2012 consist of:

	2013	2012
Lease improvements	$30	$30
Machinery and equipment	1,710	1,701
Patterns and tooling	880	814
Office furniture and equipment	424	424
Information technology equipment and software	1,149	1,117
Field service spare parts	121	102

	4,314	4,188
Less accumulated depreciation	(2,900)	(2,288)

Total property, plant and equipment	$1,414	$1,900

Depreciation expense was $798 and $1,263 for 2013 and 2012, respectively.

In 2013 the Company removed an installation of a prototype unit of its distributed class turbine, refurbished such unit and sold it resulting in a reduction to property, plant and equipment net of accumulated depreciation of $179. In 2012, the Company disposed of $44 of fixed assets, net of accumulated depreciation. The disposal was primarily in Information Technology hardware and software and machinery and equipment. As described in Note 5, the Company’s restructuring of its utility-class wind business in 2012 resulted in a $983 reduction of patterns and tooling, as well as reductions of $4 and $3 in machinery and equipment and leasehold improvements, respectively, all net of accumulated depreciation.

On December 12, 2013 the Board of Directors of the Company approved a plan to sell its corporate headquarters and production facility located at 23 Pitman Road, Barre, Vermont. The Company intends to relocate to other more suitable production and technology space within the state of Vermont. The Company marketed such facility through a real estate broker which initially found three potential purchasers. As of the date of the issuance of these financial statements one interested unaffiliated party has progressed in seeking to purchase the facility (see Note 18). The Company believes that effective December 12, 2013, the facility became an asset held for sale based upon the decision of the Company’s Board of Directors at such time, as well as meeting the other criteria in ASC 360-10-45-8, Impairment and Disposal of Long-Lived Assets — Other Presentation Matters — Long-Lived Assets Classified as Held for Sale. Therefore the Company

reclassified the land, building, and building improvements as well as associated accumulated depreciation from property, plant and equipment to assets held for sale as of December 31, 2013 and 2012. Based upon the marketing of the facility as well as the indication of value from the currently interested potential buyer, the Company believes that the current fair value of the facility is $1,300. This value was lower than the carrying value at December 12, 2013 of $1,982 and, therefore, the Company calculated an asset held for sale loss by taking the difference between the sale price and the carrying value of the building along with the estimated direct costs of a sale transaction which resulted in a loss of $768.

8.	INTANGIBLE ASSETS

Intangible assets consist of:

	December 31, 2013
	Weighted Average Remaining Amortization Period	Net Carrying Amount Beginning of Year	Amortization Expenses	Impairment Charge	Net Carrying Amount End of Year
Core technology	2.7 years	$634	$(174)	$—	$460
Trade name	3.7 years	62	(13)	—	49

		$696	$(187)	$—	$509

	December 31, 2012
	Weighted Average Remaining Amortization Period	Net Carrying Amount Beginning of Year	Amortization Expenses	Impairment Charge	Net Carrying Amount End of Year
Developed technology	3.7 years	$1,710	$(274)	$(1,436)	$—
Core technology	3.7 years	808	(174)	—	634
Trade name	4.7 years	75	(13)	—	62
NW 100B intellectual property	3.7 years	17	(2)	(15)	—

		$2,610	$(463)	$(1,451)	$696

All of the Company’s intangible assets, with the exception of the NW100B intellectual property, originated from the Acquisition.

The Company recorded a $1,451 impairment charge in 2012 to reflect the fair value of the intangible assets (see Note 6).

Accumulated amortization as of December 31, 2013 and 2012 totaled $558 and $372, respectively.

The expected aggregate future amortization expense is as follows.

Years	Amortization
2014	$186
2015	186
2016	128
2017	9

$509

9.	DEBT AND SENIOR SECURED CONVERTIBLE NOTES

Debt at December 31, 2013 and 2012 consists of:

	2013	2012
VEDA Barre, Vermont facility mortgage	$346	$390
ICC insurance premium loan	95	50
Capital lease obligations	—	6

Total debt	441	446
Less current portion	(141)	(100)

Long-term debt	$300	$346

Senior secured convertible notes, due June 30, 2014	$12,107	$—

The future principal maturities in the aggregate under these debt obligations, as noted in the table above and excluding the senior secured convertible notes, as of December 31, 2013 is as follows:

Years	Maturities
2014	$141
2015	300
Thereafter	—

$441

In connection with the acquisition of the wind turbine business, Northern assumed mortgage debt with the Vermont Economic Development Authority (VEDA), related to a manufacturing facility in Barre, Vermont. The terms of this mortgage, as amended, are described below.

The VEDA mortgage is a variable interest rate loan bearing interest of 3.75% as of December 31, 2013 and 2012 and matures October 6, 2015. As of December 31, 2013, the VEDA obligation required monthly payments of $5 and a final balloon payment in October 2015. The loan is collateralized by the Barre, Vermont property and if the Company successfully completes a sale of the facility as planned within the next twelve months, a portion of such proceeds will be used to pay off the mortgage. There are no early payment penalties on the mortgage.

During 2009, the Company acquired IT equipment through two capital lease obligations. The first agreement commenced in February 2009 and requires monthly payments of $2 through February 2012. The second agreement commenced in March 2009 and requires monthly payments of less than $1 through the end of February 2014. The outstanding balance as of December 31, 2013 was less than $1.

In December 2011, Northern entered into a $2,500 foreign working capital revolving line of credit with Comerica Bank (“Comerica”) for its domestic activities, which is guaranteed by WPHI. The available borrowing base is limited to the amount of collateral available at the time the line is drawn. The line is secured by various assets of Northern, including physical assets and IP. The supported domestic borrowing base on December 31, 2012, was approximately $808. The line was not drawn upon in 2012, and it was renewed for 90 days upon expiration on November 30, 2012. Effective February 2013, the line was not renewed at the end of the 90-day extension.

Northern also entered into a $2,500 foreign working capital revolving line of credit with Comerica for its foreign activities, guaranteed by WPHI. The available borrowing base is limited to the amount of collateral available at the time the line is drawn. This line is secured by various assets of Northern, including physical assets and IP. The supported borrowing base for this facility on December 31, 2012, was approximately $2,500. This line was drawn upon in 2012 but fully repaid by December 31, 2012, and it was renewed for 90 days upon expiration on November 30, 2012.

In February 2013, Northern entered into a one year renewal agreement for its foreign working capital revolving line of credit with Comerica. The renewal permitted Northern to borrow up to $4,000, with the available borrowing base being limited to the amount of collateral available at the time the line is drawn.

As of October 23, 2013 the Company increased its foreign working capital revolving line of credit with Comerica by $2,000, and as such currently has access to a $6,000 to support exports of its distributed-class turbines. Effective with the merger of Utility Scale into Northern at December 31, 2013 the Company’s foreign working capital line of credit was renegotiated with Comerica to allow for the combined business operations to be included. The loan agreement with Comerica contains Adjusted EBITDA covenants based solely on Northern’s performance for the quarter ended December 31, 2013 and based upon the combined performance of the merged entities thereafter. At December 31, 2013, the Company had a net maximum supported borrowing base of $2,900. The foreign working capital revolving line of credit with Comerica matures on June 30, 2014.

The following summarizes the maximum Adjusted EBITDA loss which the Northern or the consolidated company can incur on a quarterly basis as applicable, under the amended loan agreement and be in compliance with this covenant:

Fiscal Quarter	Maximum EBITDA Loss
December 31, 2013 (Northern only)	$(3,500)
March 31, 2014 (Consolidated Subsidiaries)	(5,200)

The Company was in compliance with all covenants under this credit facility as of December 31, 2013.

The Company closed a $4,525 convertible note offering in April 2013, and then closed a further $2,000 offering in September 2013. The convertible notes bear interest at a rate of 6% per annum payable upon maturity or conversion to equity securities. The outstanding principal and accrued interest on these notes will automatically convert into equity securities issued by the Company in a subsequent “Qualified Financing” (defined as a future equity financing resulting in aggregate gross proceeds of at least $10,000 or any other future equity financing that is approved by the Company and holders of at least 60% of the aggregate principal amount of the convertible notes) at the same price at which the shares issued in the qualified financing are sold. In the event the notes are not converted, as outlined above, the principal balance along with any accrued interest becomes due and payable on June 30, 2014. The convertible notes are collateralized by a pledge of the capital stock of Northern and certain intellectual property of Northern. In the event of any dissolution, liquidation, or winding up, as defined, of the Company, which includes a Deemed Liquidation Event (defined as any transaction in which the outstanding capital stock of the Company ceases to be a majority of the outstanding capital stock after the completion of the transaction or any sale, transfer, or other disposition of all or substantially all of the assets of the Company and its subsidiaries), the Company will pay each holder of convertible notes three times the principal amount outstanding under such holder’s convertible note and any accrued interest on such note shall be forgiven, unless holders of at least 60% of the aggregate principal amount of the convertible notes elect otherwise. The Company determined that the embedded equity-linked component does not contain a net settlement provision as defined by ASC 815-10-15-00 and therefore, does not meet the definition of a derivative under ASC 815-10-15-83. As a result, under the guidance at ASC 815-15-25-1 the Company is not required to separate the equity-linked component from the debt host. These convertible notes have the characteristics of conventional debt described in ASC 470-20 as follows: (1) the conversion feature is settled in shares; (2) there is an absence of a cash conversion feature; (3) the note holders cannot obtain shares at below market price; and (4) the issuer must deliver shares upon conversion. Therefore, the Company accounted for these notes as traditional debt recorded at face value upon issuance.

In the April 2013 offering of notes, the notes were only offered to existing stockholders. All shares of Series A preferred stock, Series B preferred stock and/or Series C preferred stock, held by stockholders which did not participate in the convertible note financing automatically converted into shares of the Company’s common stock. If a stockholder purchased some but not all of its pro rata share of the convertible note financing, then a percentage of shares of Series A preferred stock, Series B preferred stock and/or Series C preferred stock (divided evenly among all such series of preferred stock held by such stockholder) equal to the percentage of its pro rata share not purchased automatically converted into common stock.

The preferred shares were converted to common stock on a one-for-one share basis, and as such, the Company concluded that there was no beneficial conversion feature since the conversion was at the money. As a result, the Company applied the carrying amount of the preferred shares to convert the common stock at par value with any excess applied to additional paid in capital per ASC 470-20-40-4.

The outstanding warrants to purchase Series C-2 preferred stock, as described in Note 11 Warrant Liabilities, were amended pursuant to the April convertible note offering to provide that warrants held by stockholders who did not participate in the convertible note financing expired 30 days after the closing of the financing. To the extent that a stockholder purchased a portion but not all of its pro-rata share, the warrants representing that proportion of under participation expired 30 days after the closing of the financing.

In the September offering, the notes were also offered to existing stockholders. Investors in this offering also were issued an aggregate of approximately 10 million shares of common stock. Upon the closing of this offering, the shares of the Company’s formerly outstanding Series C-1 preferred stock held by investors participating in this note financing were converted into additional notes at the rate of one dollar face amount of convertible note for every three dollars in liquidation preference of Series C-1 Series preferred stock (Series A, B and C-2 preferred stock were not converted into notes). This non-cash conversion increased total convertible notes outstanding by an additional $5,250 with excess face value of C-1 series shares applied to additional paid in capital. Although the fair value of the Series C-1 preferred stock exceeded the face value of the resulting convertible notes at time of conversion, the Company elected to record the resulting notes at face value rather than fair value because the transaction was with a related party. Relevant disclosures are included in Note 16, Related-Party Transactions. The convertible notes balance at December 31, 2013 is $12,107 which includes accrued interest expense of $331.

10.	ACCRUED EXPENSES

Accrued expenses consist of:

	2013	2012
Accrued warranties	$545	$571
Other accrued expenses	1,613	909

Total accrued expenses	$2,158	$1,480

Changes in the Company’s product warranty accrual during 2013 and 2012 consisted of the following:

	2013	2012
Beginning balance	$571	$1,302
Provisions, net of reversals	222	(331)
Settlements	(248)	(400)

Ending balance	$545	$571

11.	WARRANT LIABILITIES

In August 2011, the Company issued 1,608,322 shares of Series C-1 preferred stock, at a face amount of $6.30 per share, and Warrants to purchase 6,433,288 shares of Series C-2 preferred stock (the “Warrants”) for aggregate cash consideration of $10,016, net of issuance costs of $115. The Warrants represent a free-standing financial instrument that do not qualify for equity classification pursuant to ASC 815-40 and are therefore presented as a liability which is revalued periodically, and as of the reporting dates of these financial statements. As described in Note 12, during the third quarter of 2013, all remaining outstanding warrants converted to common stock.

In calculating the value of the Warrants, when outstanding, with the Black-Scholes model, the Company assumed (i) a risk free equal to the rate of 10 Year Treasury Notes prevailing at year end, (ii) a volatility of 85%, the average of a set of guideline companies determine to be representative of the Company at that time, and (iii) a time to maturity between 4-5 years, considering that the full 7-year term from date of issuance was subject to accelerated exercise.

As of December 31, 2012, the Company revalued the Warrants based upon the Black-Scholes option pricing model and concluded that the value had declined to $3,268. The reduction in value of the Warrants of $4,545 was recorded within the Company’s consolidated statements of operations and comprehensive loss.

The Company closed a convertible note offering to existing stockholders in March and April 2013, as described in Note 9, Debt and Senior Secured Convertible Notes. The outstanding Warrants to purchase Series C-2 preferred stock were amended pursuant to the convertible note offering to provide that Warrants held by stockholders which did not participate in the convertible note financing expired 30 days after the closing of the financing. To the extent that a stockholder purchased a portion but not all of its pro-rata share, the Warrants representing that proportion of under participation expired 30 days after the closing of the financing. Certain stockholders did not participate resulting in 1,432,978 Warrants expiring in April and May 2013. Such Warrants were revalued immediately prior to their expiration resulting in no change in fair value. At their expiration, the fair value of such Warrants was recorded in the Company’s consolidated statements of operations and comprehensive loss as a $775 increase in other income.

During the third quarter of 2013, the remaining 4,911,686 warrants outstanding converted to Series C-2 Preferred Stock. As such, as of December 31, 2013, the Company has no warrants outstanding.

The Company measured the value of its liability-classified warrants based upon the Black-Scholes option pricing model. The following is a summary of the key assumptions used to calculate the fair value of the warrants, along with the resulting fair value in such periods that the warrants were outstanding.

Balance as of January 1, 2012	$7,813
Decrease in fair value	(4,545)

Balance as of December 31, 2012	3,268

Expired warrants	(775)
Increase in fair value	602
Warrants exercised	(3,095)

Balance as of December 31, 2013	$—

	December 31, 2012	Fair Value at Conversion Date
Risk-free interest rate	1.78%	2.64%
Expected volatility	84.5%	84.5%
Term (years)	4	3.25
Fair value	$3,268	$3,095

12.	CAPITAL STRUCTURE

Stock Split — On August 28, 2013, the Board of Directors approved the conversion of all outstanding Series A, B and C-2 preferred stock to common stock and a subsequent 1 for 11.6087 reverse split of the Company’s outstanding common stock. The Board also approved recommending that the Company’s stockholders approve amendments to the Company’s Certificate of Incorporation to effect such activities. The Company’s stockholders approved these amendments by written consent dated September 10, 2013. The split shares were effective on September 16, 2013. Relevant financial data has been retroactively adjusted in these financial statements to reflect the 1 for 11.6087 reverse stock-split.

Recapitalization — As presented in Note 9, Debt and Senior Secured Convertible Notes, the Company closed two offerings of convertible notes in the nine months ended September 30, 2013. Investors in the September offering also were issued an aggregate of approximately 10 million shares of common stock. Upon the closing of this offering, the shares of the Company’s formerly outstanding Series C-1 preferred stock held by investors participating in this note financing were converted into additional notes at the rate of one dollar face amount of convertible note for every three dollars in liquidation preference of Series C-1 preferred stock. This non-cash conversion increased total convertible notes outstanding by an additional $5,250. The convertible notes bear interest at a rate of 6% per annum payable upon maturity at June 30, 2014 or conversion to equity securities. These notes will automatically convert into equity securities issued by the Company in a subsequent “Qualified Financing” (defined as a future equity financing resulting in aggregate gross proceeds of at least $10,000 or any other future equity financing that is approved by the Company and holders of at least 60% of the aggregate principal amount of the convertible notes). Simultaneously with the convertible note offering described above, all outstanding shares of Series A, Series B and Series C-2 preferred stock, together with all accumulated dividends thereon, were converted into common stock based on an enterprise value of $50,000.

The Company currently is authorized to issue up to 6,000,000 shares of preferred stock and 44,000,000 shares of common stock.

Preferred Stock — At December 31, 2013, the Company had 6,000,000 authorized shares of Preferred Stock, of which 3,000,000 were designated as Series X-1 Preferred Stock (“Series X-1 preferred stock”), and 3,000,000 were designated as Series X-2 Preferred Stock (“Series X-2 preferred stock” and together with the Series X-1 preferred stock, the “Series X preferred stock”).

Series A Preferred Stock — The Company issued 3,540,000 shares of Series A preferred stock and 22,871 shares of common stock to the founding investors in August 2008 for cash consideration of $17,700.

The fair value of the common shares issued to the founding investors was $0.01 per common share as determined by the Company’s Board of Directors, issued in proportion to preferred stock ownership. In September 2008, the Company issued 7,750,200 shares of Series A preferred stock, at a face amount of $5.00 per share, for aggregate consideration of $36,759 net of issuance costs of $1,992.

The Company engaged a related party as its exclusive placement agent for the private placement equity offering subsequent to the closing of the wind turbine acquisition. Of the total equity raised by the Company in 2008, $13,001 is attributable to the purchase of 2,600,200 shares of Series A preferred stock by the placement agent on its own behalf and on behalf of its affiliates, officers, and investors. In September 2008, the Company paid the placement agent fees related to the offering totaling $1,938. Two of the placement agent’s managing directors were elected to the Company’s Board of Directors in September 2008, one of whom currently serves as chairman of the Company’s Board of Directors.

Series B Preferred Stock — The Company issued 7,286,232 shares of Series B preferred stock in October and November 2009, at a face amount of $6.00 per share, for aggregate cash consideration of $43,532, net of issuance costs of $185. The Company issued an additional 2,121,707 shares of Series B preferred stock in December 2010 for aggregate cash consideration of $12,730 under the same terms as the 2009 offering.

Series C Preferred Stock — In August 2011, the Company sold units consisting of one share of Series C-1 preferred stock and a warrant to purchase four shares of Series C-2 preferred stock at an exercise price of $0.50 per share. The price per unit was $6.30. The Company issued 1,608,322 shares of Series C-1 preferred stock, at a face amount of $6.30 per share, and warrants to purchase 6,433,288 shares of Series C-2 preferred stock (the “Warrants”) for aggregate cash consideration of $10,016, net of issuance costs of $115.

It was determined by the Company that the fair value of the Series C offering was $35,145, of which $21,994 was associated with the Series C-1 preferred stock and $13,151 was associated with the Warrants. As all current investors had the opportunity to participate in the offering of the Series C, the Company determined that the $25,014 difference between the fair value of the Series C ($35,145) and the capital raised ($10,131), was appropriately recorded as a stock dividend. The stock dividend reflects the value lost in their historical holdings and was recorded as an increase in the Company’s accumulated deficit.

Series X Preferred Stock — The Series X-1 preferred stock was reserved for holders of options to purchase common stock of Northern, restricted stock units to acquire common stock of Northern, or common stock of Northern issued under Northern’s 2011 Stock Option and Grant Plan. The Series X-2 preferred stock was reserved for holders of options to purchase common stock of Utility Scale, restricted stock units to acquire common stock of Utility Scale, or common stock of Utility Scale issued under Utility Scale’s 2011 Stock Option and Grant Plan. As a result of the termination of these stock option plans in connection with the option exchange offer described in Note 13, the Company will not be issuing any shares of Series X-1 or X-2 preferred stock.

Dividend restrictions — The Company’s line of credit prohibits the payment of any dividends without obtaining its lenders’ prior written consent.

Common Stock — The Company has authorized 44,000,000 shares of common stock, par value $0.01 per share, of which 20,000,075 are outstanding as of December 31, 2013.

At December 31, 2013, the Company had reserved 4,000,086 shares of common stock for both future exercise of outstanding stock options and shares available for future option grants.

Investors’ Rights Agreement — In August 2013, certain of the Company’s investors entered into a Fourth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) providing such investors (“Holders”) with certain registration and other investment rights at any time prior to the termination of the agreement. Pursuant to the agreement, the Company has granted a right of first offer to Holders obligating the Company, each time the Company proposes to offer any shares of or securities convertible into any class of its capital stock, to first offer such securities to Holders. Certain issuances, including securities to be issued pursuant to Board approved option plans or in a Qualified IPO (defined as a firm commitment public underwriting with gross proceeds of not less than $40,000 at a Company valuation of not less than $175,000, reduced by the aggregate amount of any Extraordinary Dividend but in no event less than $100,000) are exempt from the right of first offer. The Investors’ Rights Agreement also provides, subject to certain limitations, up to three demand registration rights to investors, beginning six months after the effective date of a Qualified IPO, pursuant to which Holders may request that the Company register for public resale not less than $15,000 of common stock. The Investors Rights Agreement also provides Holders the right, at such times as the Company is eligible to file on Form S-3, the right to request other public registrations. The Investors Rights Agreement also provides Holders with certain inspection rights and the right to receive financial statements of the Company. The rights of first offer, inspection and to receive financial statements terminate as to each Holder immediately prior to the consummation of a Qualified IPO.

Voting Agreement — Investors in the Company are party to a Fourth Amended and Restated Voting Agreement (the “Voting Agreement”) providing certain board representation rights, a drag-along right, as well as a right of first refusal and co-sale right in the event stockholders propose to transfer Company stock while the Voting Agreement is in effect. Pursuant to the Voting Agreement, the Company’s Board of Directors is currently set at eight members, and investors have agreed to cause their votes to be cast such that the founding investors (those investors funding the acquisition of the wind turbine business of DESC) shall be entitled to designate two directors for so long as such investors hold at least 10% of the Company’s common stock; two directors are to be designated by Allen & Company LLC for so long as such investor holds at least 10% of the Company’s common stock; one director is to be designated by RockPort Capital Partners III, L.P. for so long as RockPort Capital Partners III, L.P. or their affiliates own at least 10% of the Company’s common stock; the Company’s chief executive officer is to serve as a director; and two individuals acceptable to the majority of the other members of the board is to serve as independent directors. The Voting Agreement also provides a drag-along right pursuant to which if 60% or more of the Company’s stockholders approve of a sale of the Company (either pursuant to a transaction in which an entity or group of related entities acquires 50% or more of the stock of the Company or in the case of a deemed liquidation event as defined in the Company’s restated Certificate of Incorporation), the stockholders of the Company agree to vote in favor of such transaction if stockholder approval is required, and to sell their stock in the same proportion as the selling stockholders triggering the drag-along right have agreed to sell their shares. The Voting Agreement also places restrictions on the ability of the Company’s stockholders to sell their shares at any point prior to the consummation of a firm commitment underwritten public offering of the Common Stock, by requiring any stockholder who proposes to sell shares to provide first to the Company and then to the Company’s remaining stockholders (those not triggering the proposed transfer) written notice specifying the proposed transferee, the number of shares proposed to be transferred, and the proposed sale price. The Company has the first right to purchase all or any portion of such shares proposed to be transferred and, in the event the Company shall not elect to purchase all such shares, the remaining stockholders shall have the right to purchase such shares proposed for transfer in an amount proportionate to such remaining stockholders’ interest in the Company. If neither the Company nor the remaining stockholders do not fully purchase such shares proposed for transfer, the remaining stockholders are provided a co-sale right pursuant to which they may elect to participate in the proposed transfer of stock in an amount proportionate to their interest in the Company.

Note 18 describes the status of subsequent capital financing events occurring after December 2013.

13.	STOCK BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

2008 Equity Incentive Plan — In October 2008, the Company adopted the 2008 Equity Incentive Plan (the “2008 Plan”). The 2008 Plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants, and directors of the Company. The 2008 Plan, as amended in 2010, has reserved for issuance upon grant or exercise of awards up to 86 adjusted shares of the Company’s common stock.

2011 Subsidiary Stock Option and Grant Plans — In August 2011, the Company’s two operating subsidiaries adopted new plans. As such, Northern adopted the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan (the “Northern 2011 Plan”) and Utility Scale adopted the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan (the “Utility Scale 2011 Plan,” and together with the Northern 2011 Plan, the “Subsidiary Plans”). The Subsidiary Plans provide for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants, and directors of the Company. The Subsidiary Plans each reserve for issuance upon grant or exercise of awards up to 3,000,000 shares of such subsidiary’s common stock. In addition, 3,000,000 shares of each X-1 Series and X-2 Series of the Company’s preferred stock have been reserved, respectively, for issuance upon exercise of the respective Subsidiary Plans’ options in the event of certain potential liquidation events of the Company. Based upon the provisions of the Subsidiary Plans’ option exercises into the Company’s preferred stock, the Company has determined that these options should be accounted for as liability classified awards.

2013 Stock Option and Grant Plan — In November 2013, the Company adopted the Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan (“the 2013 WPHI Plan”). This plan provides for the grant of incentive stock options, non-statutory stock options, and other types of stock awards to employees, consultants and directors of the Company. 4,000,000 shares of WPHI common stock are authorized for issuance under the 2013 WPHI Plan. The Company reviewed the guidance at ASC 718 and has classified the grants as equity awards.

In connection with the adoption of the 2013 WPHI Plan, the Board of Directors and stockholders of Wind Power Holdings, Inc. authorized the termination of the Wind Power Holdings, Inc. 2008 Equity Incentive Plan, the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan, to be effective upon completion of the exchange offer described above. Options which are outstanding under the Wind Power Holdings, Inc. 2008 Equity Incentive Plan will remain outstanding under the terms of the applicable option agreements and such plan, but no further grants will be made under such plan. Options which are outstanding under the Northern Power Systems, Inc. 2011 Stock Option and Grant Plan, and the Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan and not tendered for exchange by the holders thereof were automatically converted to options to purchase WPHI common stock under the 2013 WPHI Plan as part of the merger of Utility Scale into Northern and the recapitalization of Northern described above.

The exercise price for incentive and non-statutory stock options granted under any of the 2008 Plan, Northern 2011 Plan, Utility Scale 2011 Plan and the 2013 WPHI plan shall not be less than the fair market value of the common stock at the time the stock option is granted; provided however, that in the case of an incentive stock option granted to an employee who on the grant date owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiary, the per share exercise price shall be no less than 110% of the fair market value per share on the grant date.

In September 2011, certain employees of Northern and Northern Power Systems AG accepted an offer from the Company to exchange options of 219,917 adjusted shares issued under the 2008 Plan (the “Exchanged Options”) for options to purchase an aggregate of 1,849,924 and 1,985,424 shares of common stock of Northern and Utility Scale, respectively, under the Subsidiary Plans (the “New Options”). The exercise price for the New Options was equal to the fair market value of the common stock of Northern or Utility Scale at the date of the closing of the exchange offer. The New Options were vested to the extent that the Exchanged Options were vested and will terminate on the same date as the Exchanged Options. In addition, the Boards of Directors of Northern and Utility Scale granted additional options under the Subsidiary Plans to certain employees of Northern and Northern Power Systems AG in order to incent and retain such employees. The exercise price for these additional options was equal to the fair market value of the common stock of Northern or Utility Scale at the date of the offer and will vest in accordance with the Subsidiary Plans’ standard vesting schedule.

The Company calculates the fair value of stock-based payment awards on the date of grant for equity awards and as of each reporting period for liability awards, along with, on a one-time basis, the date of the options exchange, each as estimated using the Black-Scholes option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. Option pricing model input assumptions such as expected term, expected volatility, risk-free interest rate, dividend rate, and the fair value of the Company’s, or as applicable the Subsidiary’s, common stock impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. The Company uses the simplified method for estimating expected term representing the midpoint between the vesting period and the contractual term. The Company estimates volatility based on the historical volatility of a peer group of publicly-traded companies. The risk-free interest rate is the implied yield currently available on U.S. treasury zero-coupon issues with a remaining term equal to the expected vesting term. Estimated forfeitures are adjusted over the requisite service period based on the extent to which actual forfeitures differ from estimated forfeitures.

At December 31, 2013, both the Northern 2011 Plan and the Utility Scale 2011 Plan still existed, as did all options outstanding under those plans. Effective on January 1, 2014, all options to purchase Northern Power Systems, Inc. or Northern Power Systems Utility Scale, Inc. stock automatically converted to options to purchase WPHI common stock on a value-for-value basis. Upon the completion of the exchange offer on January 28, 2014, option holders who accepted the exchange received a lesser number of options than they would have received on the value-for-value basis, but at a lower exercise price. Option holders who did not accept the exchange retained the value-for-value options.

At December 31, 2013, the Company estimated a $598 liability for the fair value of the Subsidiary Plans’ outstanding options using the Black-Scholes option pricing model. The liability balance reflects the earned portion of the option awards vested and expected to vest. The Company recorded an increase in additional paid-in capital of $266 for the excess of expense over the change in fair value of the Exchange Options. Since the subsidiary options will all convert to options in the WPHI plan as described below and become equity classified awards the liability balance associated with such awards is presented as a current liability at December 31, 2013.

At December 31, 2012, the Company estimated the fair value of the Subsidiary Plans’ outstanding options using the Black-Scholes option pricing model and a resulting liability was recorded of $456, reflecting the earned portion of the awards vested and expected to vest. The Company recorded $1,774 of additional paid-in capital reflecting the decrease in the fair value associated with the Exchanged Options.

A summary of the stock option activity under the 2008 Plan is as follows:

	Shares	Weighted- Average Exercise Price	Average Remaining Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding — January 1, 2012	10,768	$52.28	2.00 years	$—
Granted	—	—
Exercised	—	—
Canceled	(172)	$52.28
Exchanged	—	—

Outstanding — December 31, 2012	10,596	$52.28	0.95 years	$—
Granted	—
Exercised	—
Canceled	(10,510)	$52.24
Exchanged	—

Outstanding — December 31, 2013	86	$57.46	2.90 years	$—

Exercisable — December 31, 2013	86	$57.46	2.90 years	$—

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock and the exercise price of outstanding, in-the-money stock options. In all periods presented, the estimated fair value of common stock was less than the exercise price of the options.

A summary of the stock option activity under the Northern 2011 Plan is as follows:

	Shares	Weighted- Average Exercise Price	Average Remaining Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding — January 1, 2012	2,831,581	$1.45	5.70 years	$—
Granted	43,500	$1.37
Exercised
Canceled	(684,985)	$1.45
Exchanged

Outstanding — December 31, 2012	2,190,096	$1.45	4.61 years	$—
Granted	2,500	$0.54
Exercised
Canceled	(254,502)	$1.44
Exchanged

Outstanding — December 31, 2013	1,938,094	$1.45	3.49 years	$—

Exercisable — December 31, 2013	1,832,339	$1.45	3.41 years	$—

Shares vested and expected to vest December 31, 2013	1,932,614	$1.45	3.48 years	$—

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock and the exercise price of outstanding, in-the-money stock options. In all periods presented, the estimated fair value of common stock was less than the exercise price of the options.

The weighted-average reporting-date fair value of options granted under the Northern 2011 Plan at December 31, 2013 was $0.61 per share. The weighted-average reporting-date fair value of options granted under the Northern 2011 Plan at December 31, 2012 was $0.53 per share. At December 31, 2013, unrecognized stock compensation expense related to non-vested stock options is $39, which is expected to be recognized over the weighted-average remaining vesting period of 0.75 years.

The Company estimated the grant-date fair values of stock options granted, along with the reporting-date fair value for options granted using the Black-Scholes option pricing model and the following assumptions, respectively:

	Reporting Date December 31, 2013	2013 Grant Dates	Reporting Date December 31, 2012	2012 Grant Dates
Risk free interest rate	0.13% – 1.14%	1.14%	0.21% – 0.63%	0.50% – 0.63%
Expected dividend yield	0%	0%	0%	0%
Expected life of options (in years)	1.0 – 3.75	3.75	1.5 – 4.5	4.5
Expected volatility	79% – 94%	87%	69% – 92%	82% – 92%

A summary of the stock option activity under the Utility Scale 2011 Plan is as follows:

	Shares	Weighted- Average Exercise Price	Average Remaining Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding — January 1, 2012	2,786,124	$1.98	5.64 years	$—
Granted	—
Exercised	(100)	$1.98
Canceled	(458,866)	$1.98
Exchanged	—

Outstanding — December 31, 2012	2,327,158	$1.98	4.51 years	$—
Granted	1,000	$0.70
Exercised	—
Canceled	(239,316)	$1.98
Exchanged	—

Outstanding — December 31, 2013	2,088,842	$1.98	3.43 years	$—

Exercisable — December 31, 2013	1,990,895	$1.98	3.37 years	$—

Shares vested and expected to vest December 31, 2013	2,084,114	$1.98	3.43 years	$—

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock and the exercise price of outstanding, in-the-money stock options. In all periods presented, the estimated fair value of common stock was less than the exercise price of the options.

The weighted-average reporting-date fair value of options granted under the Utility Scale 2011 Plan at December 31, 2013 was $0.80 per share. The weighted-average reporting-date fair value of options granted under the Utility Scale 2011 Plan at December 31, 2012 was $0.70 per share. At December 31, 2013, unrecognized stock compensation expense related to non-vested stock options was $37, which is expected to be recognized over the weighted-average remaining vesting period of 0.22 years.

The Company estimated the grant-date fair values of stock options granted, along with the reporting-date fair value for options granted using the Black-Scholes option pricing model and the following assumptions, respectively:

	Reporting Date December 31, 2013	2013 Grant Dates	Reporting Date December 31, 2012
Risk free interest rate	0.13% – 1.14%	1.14%	0.21% – 0.50%
Expected dividend yield	0%	0%	0%
Expected life of options (in years)	1.0 – 3.75	3.75	1.5 – 3.75
Expected volatility	79% – 94%	87%	69% – 84%

A summary of the stock option activity under the 2013 WPHI Plan is as follows:

	Shares	Weighted- Average Exercise Price	Average Remaining Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Granted	2,597,668	$1.02	6.91 years	$—
Exercised	—
Canceled	—
Exchanged	—

Outstanding — December 31, 2013	2,597,668	$1.02	6.91 years	$—

Exercisable — December 31, 2013	514,684	$1.02	6.91 years	$—

Shares vested and expected to vest December 31, 2013	2,294,220	$1.02	6.91 years	$—

The aggregate intrinsic value in the table above represents the difference between the fair value grant date of common stock and the exercise price of outstanding, in-the-money stock options. At December 31, 2013 the estimated fair value of common stock was equal to the exercise price of the options.

The weighted-average grant-date fair value of options granted under the 2013 WPHI Plan at grant was $1.02 per share. At December 31, 2013, unrecognized stock compensation expense related to non-vested stock options is $1,293, which is expected to be recognized over the weighted-average remaining vesting period of 2.91 years.

The Company estimated the grant-date fair values of stock options granted, using the Black-Scholes option pricing model and the following assumptions, respectively:

2013 Grant Dates
Risk free interest rate	1.17% – 1.35%
Expected dividend yield	0%
Expected life of options (in years)	4.29 – 4.50
Expected volatility	85.5% – 86.0%

The Company recognizes stock-based compensation expense net of estimated forfeitures on a straight-line basis over the requisite service period. The forfeiture rate was 10% for both the years ended December 31, 2013 and 2012. Stock-based compensation expense, a noncash expense, is included in each respective expense category as follows, for the years ended December 31, 2013 and 2012:

	2013	2012
Cost of revenue	$71	$143
Sales and marketing	43	87
Research and development	68	18
General and administrative	519	723

Total stock-based compensation expense	701	971
Restructuring	75	522

	$776	$1,493

In 2012, the Company modified options held by certain executives as part of separation agreements to fully vest such options as well as extend the contractual terms. In 2012, the Company recognized $522 of additional stock-based compensation expense within the restructuring expense category. In 2013 the Company recognized an additional expense of $75 reflecting the change in fair value of such options.

14.	401(k) PLAN

The Company has a defined contribution plan covering substantially all of its employees, subject to certain eligibility requirements. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, as defined. The Company contributes 50% of the amount contributed by a participating employee, up to a maximum of 6% of the participant’s pre-tax compensation. Company matching contributions for 2013 and 2012 were $179 and $220, respectively.

15.	INCOME TAXES

The provision for income taxes for the years ended December 31, 2013 and 2012, consists of the following:

	2013	2012
Current Provision
Federal	$—	$—
State	2	(28)
Foreign	25	1,024

Total current provision	27	996

Deferred Expense
Federal	7	15
State	1	3

Total deferred expense	8	18

Total provision for income taxes	$35	$1,014

Components of deferred income tax assets and liabilities at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred income tax assets:
Net operating losses	$41,537	$37,960
Research and development tax credits	1,196	1,192
Bad debts	39	8
Deferred revenue	4,206	931
Inventories	173	539
Intangible assets and property	3,230	2,828
Stock-based compensation	2,673	2,379
Accrued expenses and other	1,190	798

	54,244	46,635

Deferred income tax liabilities:
Goodwill	148	140
Prepaid expenses	138	123
Deferred costs	2,850	488

	3,136	751

Net deferred income tax assets	(51,108)	(45,884)
Valuation allowance	(51,256)	(46,024)

Carrying value of net deferred liability	$(148)	$(140)

A reconciliation of the U.S. statutory federal income tax rate and the Company’s effective income tax rate for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Federal statutory rate	(34.00)%	(34.00)%
State taxes — net of federal benefit	0.02	0.12
Convertible debt interest expense	0.92	—
Tax credits	(0.02)	(7.40)
Change in fair value of warrants	(0.42)	(29.78)
Other permanent items	(1.42)	(0.64)
Foreign withholding tax	—	11.57
Valuation allowance	35.18	79.68

Effective income tax rate	0.26%	19.55%

As of December 31, 2013, the Company had $110,512 of federal net operating loss carryforwards that expire through 2028, $71,029 of state net operating loss carryforwards that expire from 2013 through 2028, and $1,196 of research and development tax credits that expire in 2028. The amount of the net operating loss and research and development tax credit carryforwards that may be utilized annually to offset future taxable income and tax liability may be limited as a result of certain ownership changes pursuant to Section 382 of the Internal Revenue Code. We have not completed a study to assess whether there have been one or more ownership changes since our inception due to the costs and complexities associated with such a study.

In 2012, the Company earned $10,000 of revenue from a technology licensing arrangement with a Chinese customer. Chinese tax law imposes a 10% income tax on such arrangements therefore $1,000 was withheld and remitted by the customer. The tax amount withheld effectively equals the tax due; therefore, the Company is not required to file a Chinese tax return. The withholding has been recorded as income tax expense in 2012.

The Company recognizes in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards. Based on this review, the Company has concluded that there are no uncertain tax positions that would require recognition or disclosure within the consolidated financial statements. As of December 31, 2013 and 2012, there are no uncertain tax positions. In addition, there are no amounts required to be included in the financial statements for interest or penalties on uncertain tax positions.

The Company files federal and various state income tax returns. The Company’s federal tax returns for 2010 and subsequent years remain open to examination by the tax authorities. The Company’s 2009 federal return has been audited and the audit was closed without any changes to the return positions. In addition, state tax returns for 2009 and subsequent years remain open to examination and the statute of limitations is not closed for the Company’s Switzerland-based subsidiary for 2009 and subsequent periods.

16.	RELATED-PARTY TRANSACTIONS

In 2011, the Company engaged an investor in the Company, to act as a co-lead investment banker in pursuing a sale of certain assets of the business. This sale was ultimately not consummated and rather the business was restructured in April 2012 at which time the Company ended efforts to sell the business. The agreement with the investor to market this business was terminated as of May 2013.

In 2013 the Company issued convertible notes to Rockport Capital Partners, Allen & Company, LLC and CWE LLC. These notes were valued collectively at $8,028 which consisted of $4,517 in cash and $3,511 in non-cash ascribed to the conversion of the C-1 shares (see Note 9). At December 31, 2013, accrued interest for these notes totaled $229 bringing the convertible value of such notes held by the investors to $8,257.

17.	SEGMENT REPORTING

The Company’s segments are defined as components of the enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The performance of the segments is evaluated based upon several factors, of which the primary financial measures are segment revenues, gross profits, and loss from operations. The disaggregated financial results of the segments reflect the allocation of certain functional expense categories consistent with the basis and manner in which management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. In addition, certain expenses and other shared costs which management does not believe are specifically and directly attributable or allocable to any of the business segments have been excluded from the presented segment contribution margins. The accounting policies of the business segments are the same as those for the consolidated Company. The Company assigns revenues to individual countries based on the customer’s shipment location.

The Company manages its business with the four following segments:

•	Product Sales and Service — Included in this business segment are the Company’s sales of distributed turbines along with related services, other products produced and sold to customers, as well as, in the future the Company’s direct sales of utility-class turbines.

•	Technology Licensing — Included in this business segment is the licensing of packages of the Company’s developed technology.

•	Technology Development — Included in this business segment is the Company’s development of technology for customers.

•	Shared Services — These costs and expenses are comprised mainly of the general and administrative departments including executive, finance and accounting, legal, human resources, and IT support, as well as certain shared engineering, and in certain circumstances, sales and marketing activities.

Unallocated costs and expenses include depreciation and amortization, stock compensation, and certain other non-cash charges, such as restructuring and impairment charges.

Revenue for the four business segments are shown as follows:

	2013	2012
Product Sales and Services	$20,076	$17,400
Technology Licensing	—	10,000
Technology Development	522	—

Total	$20,598	$27,400

The loss from operations for the business segments and unallocated costs and expenses are as follows:

	2013	2012
Product Sales and Services	$(3,452)	$(6,924)
Technology Licensing	(1,587)	9,183
Technology Development	317	(22)
Shared Services	(6,516)	(6,219)
Unallocated costs and expenses	(2,513)	(5,675)

Loss from operations	$(13,751)	$(9,657)

Unallocated costs and expenses consist of:

	2013	2012
Depreciation and amortization	$(985)	$(1,726)
Stock-based compensation expense	(701)	(971)
Loss from disposals of property and equipment	—	(44)
Asset held for sale loss	(768)	—
Noncash restructuring charges	(70)	(1,512)
Impairment of long-lived assets	—	(1,451)
Other	11	29

	$(2,513)	$(5,675)

Total business segment assets are as follow:

	2013	2012
Product Sales and Services	$17,583	$11,889
Technology Licensing	1,059	709
Technology Development	274	—
Shared Services	290	370
Unallocated assets	8,339	7,058

Total	$27,545	$20,026

Unallocated assets consist of the following:

	2013	2012
Cash	$4,236	$4,241
Other current assets	372	209
Property, plant and equipment, net	47	122
Deferred tax assets	2,384	409
Asset held for sale	1,300	2,077

Total	$8,339	$7,058

Geographic information about revenue, based on shipments and/or services to customers by region, is as follows:

	2013	2012
United States	$4,532	$3,653
United Kingdom	6,926	11,445
Italy	8,760	302
China	—	12,000
Rest of the world	380	—

Total	$20,598	$27,400

For the years ended December 31, 2013 and 2012, 78% and 87% of revenues, respectively, were recognized from sales outside the United States.

Geographic information about long-lived assets associated with particular regions is as follows:

	2013	2012
United States	$3,865	$5,273
Rest of the world	80	122

Consolidated Total	$3,945	$5,395

18.	SUBSEQUENT EVENTS

Private Placement

On January 15, 2014, the Company signed a letter of intent to be acquired by Mira III Acquisition Corp., (“Mira III”), a Canadian capital pool company, in a reverse takeover transaction. Upon completion of the transaction, the Company would be a wholly-owned subsidiary of Mira III, but the Company’s business would become Mira III’s operating business and the Company’s directors and officers would become Mira III’s directors and officers. Mira III also would succeed to the Company’s status as a reporting company under the Exchange Act which would permit it to continue to prepare financial statements in accordance with U.S. GAAP. Mira III’s common stock is listed for trading on the TSX Venture Exchange (“Exchange”) under the symbol MRQ.P. Closing of the acquisition by Mira III is contingent upon, among other things, execution of definitive merger agreement, approval by the Company’s stockholders and by the stockholder’s of Mira III, and the approval by the Toronto Stock Exchange and the TSX Venture Exchange. On March 17, 2014 the private placement was completed and the gross proceeds raised of $22,273 have been placed in escrow until the closing date has been determined. Upon the closing, equity securities issued to the private placement investors would be automatically exchanged for shares of Mira III’s common stock. Also upon the closing of the acquisition, all of the outstanding common stock of the Company would be exchanged for common stock of Mira III and all outstanding senior secured convertible notes of the Company would be converted to common stock of Mira III, as disclosed in Mira III Filing Statement.

In March 2014, the Toronto Stock Exchange (the “TSX”) informed the Company that it would be required to reprice the options issued in January 2014 upon completion of the option exchange described in Note 13, Stock Based Compensation and Employee Benefit Plans, so that the exercise price for such options would be equal to the price per equity security sold in the private placement. The Board of Directors of the Company determined effective the end of March 2014 that it would reprice these options as required by the TSX and as permitted by the option exchange documents, but would not modify the number of shares issued to employees. The Company will account for the March repricing by considering the event a modification of such options at such time. The Company will be concluding the accounting for all activities associated with the option exchange as well as repricing as part of reporting its results for the three months ended March 31, 2014.

On March 31, 2014 the Company successfully completed their Filing Statement with the Exchange. The Exchange has conditionally accepted the merger subject to Mira III fulfilling all of the requirements of the Exchange on or before June 30, 2014. In addition, the Toronto Stock Exchange has conditionally approved the listing of the Voting Common Shares on the Toronto Stock Exchange subject to Mira III fulfilling all of the requirements of the Toronto Stock Exchange on or before June 26, 2014.

Facility Sale and Leaseback

On March 5, 2014, the Company signed a Purchase and Sale Agreement with Malone Properties, Inc., (the “Buyer”) of Montpelier, VT, at a proposed purchase price of $1,300. Upon signing the Lease Agreement (the “Lease”), the Company’s rent expense will be $345 annually plus the cost of certain maintenance, insurance and property taxes. The Company will have the right to terminate the lease at the end of years two, three and four with six month’s prior notice. The Lease will be signed and executed at the time of closing, which is expected to occur during the second quarter of 2014.

Material Contract

In March 2014, the Company executed an agreement with a Brazilian-based company, WEG Equipamentos Elétricos S.A.(“WEG”) to develop a 3.3MW turbine platform. This contract is stand-alone in nature and does not alter any terms of previous agreements with WEG. Under this new agreement, the Company will provide certain design, production support and testing services in exchange for $8 million, which is earned over time. WEG will own the resulting turbine design and any newly-developed intellectual property and will have the exclusive right to produce and sell turbines based upon such design in South America, Central America (other than the Caribbean) and sub-Saharan Africa. The Company has the right to license such design or produce turbines based upon this design in all other parts of the world, but must provide WEG with a right of first refusal on such production. The contract also grants WEG the option to potentially acquire rest of world rights to produce and sell turbines based upon the 3.3MW design. The Company retains the right to develop alternative 3MW turbine platforms. The Company is currently concluding the appropriate accounting for this contract.

Northern Power Systems S.r.l, an Italian limited liability company was established on January 23, 2014 is a subsidiary of Northern. Northern Power Systems S.r.l. was established to provide installation and maintenance services for the Company’s customers in Italy.

19.	COMMITMENTS AND CONTINGENCIES

On March 31, 2011, the Company entered into an agreement to provide maintenance and repair services for an expected fifteen or more utility-scale wind turbines with a customer. This agreement obligated the Company to provide such services for up to a 12 year period. Since the Company anticipated multiple sales of utility-scale wind turbines under this agreement it created a service infrastructure to support such a deployment. The Company, in fact, has only sold two prototype turbines to this customer resulting in a potential cost to perform this obligation being in excess of expected revenue sources. As a separately priced maintenance agreement, accounting for this contract is under ASC 460 Guarantees, which requires that the measurement of a guarantee liability be the fair value of the obligation at the reporting period. If the consideration of the fair value of an obligation results in the potential of a contingent loss, consideration of the probable and estimable criteria of ASC 450-20-25 is appropriate. Furthermore, for longer-term obligations, such as this, the Company considers the use of a discount factor in determining the estimated liability is appropriate. The agreement is currently under renegotiation and depending on the outcome could have an impact on the estimated liability.

In 2011, the Company both commenced a significant infrastructure redesign to reduce costs and initiated negotiations with the customer to change the terms of this service contract based upon an option that the Company has within the agreement. In consideration of those factors, the Company determined that a loss was not probable at such time and as such did not record a liability in its 2011 consolidated financial statements. Despite the Company’s implementation of cost reductions the Company concluded during 2012 that a loss was probable. The Company estimated the discounted value of such exposure at $562, using a discount rate of 9% over approximately 10 years. As of December 31, 2013, total liability related to this exposure is $417 of which $159 is recorded as a current liability.

In 2012, the Company was notified by the DOE of audits of the Company’s incurred cost submissions associated with various contracts the Company has with the DOE. The Defense Contract Auditing Agency (“DCAA”) completed its audit of 2003 in November of 2013 and the outcome of this audit did not result in a cost to the Company. The DCAA is currently auditing the years 2004 through 2007 and an external independent audit firm is auditing 2010. These audits are in various stages of completion and although the Company received information requests from the auditors in 2012, substantive audit procedures did not begin until June 2013. The Company does not have adequate information at the date of issuance of these financial statements to determine if the outcome of any of these remaining open audits will result in a cost to the Company.

The Company has entered into several operating lease agreements, primarily for the lease of office facilities, and office equipment, expiring through 2018. Rental expense under these operating lease arrangements for the years ended December 31, 2013 and 2012 was $388 and $544, respectively.

Future minimum lease payments under noncancelable lease agreements (with initial or remaining lease terms in excess of one year) are as follows:

Years Ending December 31
2014	$266
2015	57
2016	55
2017	4
2018	4
Thereafter	2

$388

**********

WIND POWER HOLDINGS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(Amounts in thousands)

	Balance Beginning of Year	Charged to Expense	Write- Offs	Recoveries	Balance End of Year
Allowance for doubtful accounts receivable:
Fiscal year ended December 31, 2013	$22	$152	$(23)	$(48)	$103
Fiscal year ended December 31, 2012	$329	$(196)	$(111)	$—	$22

	Balance Beginning of Year	Additions	Write- Offs	Recoveries	Balance End of Year
Deferred tax asset valuation allowance:
Fiscal year ended December 31, 2013	$46,024	$5,232	$—	$—	$51,256
Fiscal year ended December 31, 2012	$41,647	$4,377	$—	$—	$46,024

	Balance Beginning of Year	Additions	Write- Offs	Recoveries	Balance End of Year
Inventory excess and obsolete reserve:
Fiscal year ended December 31, 2013	$1,454	$22	$(913)	$—	$563
Fiscal year ended December 31, 2012	$1,024	$430	$—	$—	$1,454

S-1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WIND POWER HOLDINGS, INC.

Date: April 14, 2014	By:	/s/ Troy C. Patton
Troy C. Patton
President and Chief Executive Officer

EXHIBIT LIST

Number	Description

3.1^	Fourth Amended and Restated Certificate of Incorporation of the Registrant

3.2^	Bylaws of the Registrant

4.1*	Form of Common Stock Certificate of the Registrant

4.2^	Fourth Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain of its stockholders dated August 30, 2013

4.3^	Fourth Amended and Restated Voting Rights Agreement by and between the Registrant and certain of its stockholders dated August 30, 2013

4.4*^	Fifth Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain of its stockholders

10.1#^	Wind Power Holdings, Inc. 2008 Equity Incentive Plan and forms of agreement thereunder

10.2#^	Northern Power Systems, Inc. 2011 Stock Option and Grant Plan and forms of agreements thereunder

10.3#^	Northern Power Systems Utility Scale, Inc. 2011 Stock Option and Grant Plan and forms of agreements thereunder

10.4#^	Wind Power Holdings, Inc. 2013 Stock Option and Grant Plan and forms of agreements thereunder

10.5#^	Employment Agreement by and between the Registrant and Troy Patton

10.6#^	Form of Employment Agreement with other executive officers

10.7^	Loan and Security Agreement by and between Northern Power Systems, Inc. and Comerica Bank, as amended, dated December 1, 2011

10.8*	Technological Know-How Transfer Agreement for NPS 2.X by and between Northern Power Systems, Inc. (as successor to Northern Power Systems Utility Scale, Inc.) and WEG Equipamentos Elétricos S.A. dated March 20, 2013

10.9	Merger Agreement by and between the Registrant Mira III Acquisition Corp., Mira Subco Inc. and Mira Subco LLC dated as of March 31, 2014

10.10^	Engagement Letter by and between the Registrant and Beacon Securities Limited dated as of December 7, 2013

10.11	Agency Agreement by and between the Registrant, Mira III Acquisition Corp., Beacon Securities Limited, Cormark Securities Inc. and Canaccord Genuity Corp. dated March 17, 2014

10.12*	Turbine Design and Development Agreement for 3.3 MW by and between the Registrant and WEG Equipamentos Elétricos S.A. dated February 28, 2014

21.1^	Subsidiaries of the Registrant

^	Previously filed.
*	To be filed by amendment.
#	Indicates management contract or compensatory plan, contract or agreement.

1